Form 10-K, Exhibit 13
period 1994-02-26
SUPERVALU INC
filed 1994-05-26
CIK 95521

                                      Exhibit 13-Portions of 1994 Annual Report

FINANCIAL REVIEW

SUPERVALU management decisions are guided by established policies covering financial goals, capital structure, capital investment and dividends. The company's long-term financial goals are arrived at by balancing two broad objectives: increasing profitability levels and maintaining a strong capital structure.

The profitability of the company is gauged by return on investment measures. Achievement of targeted return levels in these areas is expected to lead to excellent returns for the company's stockholders through increasing dividends and higher valuations on their investment in the company. These measures are an integral part of the company's planning process and are an integral part of management incentive compensation.

CAPITAL STRUCTURE

SUPERVALU's financial objectives also include maintaining a strong capital structure. Management believes that maintaining such financial flexibility provides a significant competitive advantage and allows the company to be opportunistic in terms of acquisitions.

The capital structure of SUPERVALU at each fiscal year-end included the following:

- - - --------------------------------------------------------------------------
Summary of Capitalization
- - - --------------------------------------------------------------------------
(In millions)                                 1994       1993*      1992
- - - --------------------------------------------------------------------------
Short-term borrowings                       $   23.1   $  251.5   $  133.6
Long-term debt                               1,139.1    1,118.5      407.9
Present value of:
Capital leases                                 163.4      158.9      143.1
Operating leases                               251.1      261.2       37.8
Retailer finance leases                         88.4       95.8       85.1
- - - --------------------------------------------------------------------------
Total debt, including current maturities     1,665.1    1,885.9      807.5
Stockholders' equity                         1,275.5    1,134.8    1,031.0
- - - --------------------------------------------------------------------------
Total capitalization                        $2,940.6   $3,020.7   $1,838.5
- - - --------------------------------------------------------------------------
Debt-to-total capitalization                      57%        62%        44%

(*) The acquisition of Wetterau resulted in the increase in the debt-to-total capitalization ratio.

LIQUIDITY

Internally-generated funds, principally from the company's food distribution business, were the major source of capital for liquidity and growth in 1994. In 1993, such funds were supplemented by certain financing activities to complete the Wetterau acquisition. Management expects that the company will continue to replenish operating assets and reduce aggregate debt with internally-generated funds and capital leases unless additional funds are necessary to complete acquisitions. The company has adequate short-term and long-term financing capabilities to fund acquisitions as the opportunities arise.

Cash provided from operations increased 7 percent in 1994 to $433 million. Total debt was reduced by $220.8 million in 1994, as shown by the summary of capitalization, and was a primary use of the cash provided from operations. Cash generated in 1993 increased 67 percent to $404 million from cash generated in 1992. The cash generated in 1992 is before the gain on sale of ShopKo and cumulative effect of change in accounting principle. The closing or consolidation of five food distribution facilities in 1994 provided cash by reducing inventory levels. The cash generated in 1993 was affected by a $120 million reduction in inventory levels. The decrease in inventory was primarily due to the timing of the Wetterau acquisition, the sale of the Salem division and the closing of the Kansas City division. Liquidity was affected in 1993 by the acquisition of Wetterau and the treasury stock purchase program, and in 1992 by the acquisition of Scott's Food Stores, Inc. ("Scott's") and the ShopKo IPO. The ShopKo IPO and the acquisition of Scott's generated net cash of approximately $229 million for the company which was used initially to reduce debt and later reinvested in Wetterau.

The company completed the acquisition of Wetterau as of October 31, 1992, for approximately $700 million. To finance the acquisition, the company entered into a $700 million 364-day credit revolver and a $400 million four-year credit revolver (aggregately the "credit facilities") which were utilized to back up commercial paper issued by the company. On November 17, 1992 the company refinanced $700 million of its commercial paper borrowings through the sale of $700 million of medium and long-term notes and simultaneously reduced the credit facilities to an aggregate amount of $550 million. In October of 1993, $150 million of the credit facility expired. In addition, the company funded the repayment of $200 million of Wetterau commercial paper, and approximately $266 million of additional Wetterau debt remained outstanding. This acquisition was the principle reason for the increase in the company's debt-to-capital ratio in 1993.

SUPERVALU will continue to use short-term and long-term debt as a supplement to internally-generated funds to finance its activities. To that end, the company has a "shelf registration" in effect pursuant to which the company could sell an additional $150 million of long-term debt without further registration. The use of available short-term credit of $400 million, the shelf registration or any other long-term debt will depend on management's views with respect to long-term capital needs and the relative attractiveness of short-term versus long-term interest rates.

The company's financial position is strong and its long-term debt ratings, after the Wetterau acquisition remain strong, with an A rating from Standard and Poor's and an A3 rating from Moody's. These strong ratings, the non-utilized credit facilities and internally-generated funds provide the company with financial flexibility relative to expected liquidity needs.

EXPANSION PLANS FOR FISCAL 1995

SUPERVALU's capital budget for fiscal 1995 is $500 million compared with the $321 million and $235 million incurred during 1994 and 1993, respectively. The budget provides sufficient funding for the growth and vitality of the expanded company, including Wetterau.


Capital Expenditures (In Millions)

                 BAR GRAPH IN ORIGINAL--SEE GRAPHICS APPENDIX

Approximately $283 million of the 1995 capital budget is slated for use in the company's food distribution activities for regular replacement, productivity and capacity enhancement projects ($133 million) and for financing of the company's independent retailers ($150 million). Retailer financing activities typically do not require new cash outlays because they are leases or guarantees or funded by the repayment of existing notes.

The retail food capital budget of $192 million ($62 million of which are capital leases) covers corporately-owned retail food businesses. The increased level of spending within the retail food segment represents a permanently higher level of capital to that area. The balance of the 1995 capital budget is dedicated to the corporate area and will be utilized principally for computer and communication equipment.

These capital spending activities are not expected to result in an increase in the company's debt-to-total-capital ratio as internal cash flow is expected to support all spending requirements except leases. The capital budget does include amounts for projects which are subject to change and for which firm commitments have not been made.

On December 17, 1993, the company announced that an agreement in principle had been entered into whereby the company would acquire all the outstanding stock of Sweet Life Foods, Inc. ("Sweet Life"). Sweet Life, a wholesale distributor of food products, with annual revenues of approximately $650 million, supplies approximately 280 independent food retailers throughout New England and New York from two distribution centers located in Suffield, Connecticut and Northboro, Massachusetts. The transaction was completed on March 9, 1994 and funded through the issuance of commercial paper.

The company has announced an agreement in principle to acquire all the assets of Wetterau Properties, Inc. ("WPI"), a publicly owned real estate investment trust. Most of the properties WPI owns were acquired from and leased back to Wetterau. The transaction is expected to be completed in the second quarter of 1995.

Due to the size of the Sweet Life and WPI acquisitions, the company does not expect such transactions to have a significant impact on liquidity.

DIVIDENDS

Cash dividends declared during fiscal 1994 amounted to 85 1/2 cents per common share, an increase of 11.8 percent over the 76 1/2 cents per share declared in the prior fiscal year. This was the 57th year of consecutive cash dividends and the 22nd year of successive annual increases. Cash dividend payments have increased since 1974 at an annual compounded rate of 12 percent. The company's dividend policy will continue to emphasize a high level of earnings retention reflecting the attractive returns available from reinvesting earnings.

COMMON STOCK PRICE

SUPERVALU's common stock is listed on the New York Stock Exchange under the symbol SVU. At year-end, there were 8,233 stockholders of record compared with 8,511 at the end of fiscal 1993.

- - - ----------------------------------------------------------------------------
                                Common Stock                   Dividends Per
                                Price Range                        Share
Fiscal Quarter           1994                 1993             1994    1993
- - - ----------------------------------------------------------------------------
                    High      Low         High      Low
First             $34 1/2   $29 7/8     $27 3/4   $23 3/8     $.195    $.180
Second             37 5/8    32          27 1/8    23 1/2      .220     .195
Third              35 3/4    32          34 3/8    26 3/4      .220     .195
Fourth             40 1/8    32 1/2      34 7/8    30 5/8      .220     .195
- - - ----------------------------------------------------------------------------
Year              $40 1/8   $29 7/8     $34 7/8   $23 3/8     $.855    $.765
- - - ----------------------------------------------------------------------------

Dividend payment dates are on or about the 15th day of March, June, September and December, subject to Board of Directors approval.

RESULTS OF OPERATIONS

The following table sets forth items from the company's Consolidated Statements of Earnings as percentages of net sales:

- - - ---------------------------------------------------------------------------------------
                                                      Fiscal Year Ended
- - - ---------------------------------------------------------------------------------------
                                       February 26,      February 27,      February 29,
                                          1994              1993              1992
                                       (52 weeks)        (52 weeks)        (53 weeks)
- - - ---------------------------------------------------------------------------------------
Net sales                                100.0%            100.0%             100.0%
Cost of sales                             91.1              91.8               92.2
Selling and administrative expenses        6.6               5.9                5.5
Interest expense                            .7                .6                 .7
Interest income                            (.2)              (.2)               (.3)
Equity in earnings of ShopKo               (.1)              (.2)               (.3)
Gain on sale of ShopKo stock                 -                 -                (.8)
- - - ---------------------------------------------------------------------------------------
Earnings before income taxes and
  accounting change                        1.9               2.1                3.0
Income taxes                                .7                .8                1.1
- - - -------------------------------------------------------------------------------------------------------
Earnings before accounting change          1.2               1.3                1.9
Cumulative effect of change in
  accounting principle                       -                 -                 .1
- - - -------------------------------------------------------------------------------------------------------
Net earnings                               1.2%              1.3%               1.8%
=======================================================================================================

Fiscal 1994 and fiscal 1993 were 52-week years, fiscal 1992 contained 53 weeks. The company's ownership of ShopKo was reduced to 46 percent effective with ShopKo's October 1991 IPO. All ShopKo sales were eliminated from historical results and net earnings and ShopKo operating results are now reflected on an equity basis of 100 percent prior to October 1991 and 46 percent thereafter. Wetterau was acquired in October 1992 and treated as a purchase; therefore, earnings contributions are net of goodwill amortization of $10.8 million in 1994 and $3.4 million in 1993, as well as financing costs. Seventeen weeks of Wetterau results were included in fiscal 1993 and 52 weeks in fiscal 1994.

NET SALES

Net sales increased 26.8 percent to $15.9 billion in fiscal 1994, from $12.6 billion in 1993. Net sales increased 18.2 percent in 1993 from $10.6 billion in 1992. The increase in net sales in 1994 and 1993 was principally due to the acquisition of Wetterau. However, the increase in 1994 was impacted by the January 1993 sale of the Salem division; lost sales from the closing or consolidation of five divisions; purchase of two major customers by chains; and the bankruptcy of a large customer. Sales for 1994 increased approximately 1 percent excluding the sales impact of the Wetterau acquisition and the sale of the Salem division. Sales for 1993 would have increased approximately 3 percent excluding the change in number of weeks and the Wetterau acquisition.

Food distribution sales increased $2.9 billion in 1994 to $14.4 billion, a 25.4 percent increase. The increase over 1993 net sales was due to the Wetterau acquisition. Food inflation was negligible in both years. Food distribution sales for 1993 increased 16.3 percent over 1992 net sales of $9.8 billion due to the Wetterau acquisition. Both years were affected by increased competition, slower retail development due to the inability of developers to obtain financing, and low food inflation. The extra week in fiscal 1992 added about 2 percent to that year's sales.

Retail food sales in 1994 increased 36.9 percent to $3.7 billion, compared with $2.7 billion in 1993. Sales in 1993 grew 34.8 percent over 1992 sales of $2.0 billion. The increase in 1994 was primarily due to the full year versus partial year contribution from Wetterau's retail operations and new store openings. However, this increase was partially offset by a decrease in same-store sales of 2 percent and a reduced sales contribution from Twin Valu due to competitive pressures. The increase in 1993 was due to the acquisitions of Wetterau in October 1992 and Scott's in November 1991.

GROSS PROFIT

Gross profit as a percentage of net sales increased to 8.9 percent in 1994, compared with 8.2 percent in 1993 and 7.8 percent in 1992. These increases were due principally to the growing proportion within the company's total sales mix of the higher-margined retail food business. The Wetterau and Scott's acquisitions and an increase in the number of corporately-owned Cub Foods stores contributed to the higher gross profit percentage.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses were 6.6 percent of net sales in 1994, compared with 5.9 percent in 1993, and 5.5 percent in 1992. The higher percentage in 1994 was attributable primarily to the increased proportion of the company's retail food operations. With the purchase of Wetterau late in fiscal 1993, the effect of the company's retail operations on selling and administrative expenses has been more significant as a percent of sales. Also contributing to the higher selling and administrative percentage were new store costs associated with MAX CLUB, which is the company's entry into the wholesale club market, and new store costs at Cub. Selling and administrative expenses as a percent of net sales were higher due to reduced sales levels at the Twin Valu and Laneco locations. The higher percentage in 1993 compared with 1992 was also due principally to the increased proportion of the company's retail operations.

OPERATING EARNINGS

The company's pre-tax operating earnings (earnings before interest, corporate expenses, equity in earnings of ShopKo, gain on sale of ShopKo stock, taxes and change in accounting principle) increased 28.4 percent to $396.9 million after increasing 21.6 percent in 1993. Sales were negatively impacted by the closedown and consolidation of duplicative Wetterau facilities. However, operating efficiencies from the closedowns and consolidations offset the operating earnings lost from the reduced sales level. Food distribution operating earnings increased 28.6 percent in 1994 to $365.5 million, following a 17.7 percent gain over 1992. The increase in 1994 and 1993 was primarily due to the acquisition of Wetterau; however, improved productivity and overall improvements in expense control also contributed to the results.

Retail food operating earnings increased in 1994 to $31.4 million, from $24.8 million in 1993, which increased 98.5 percent from 1992. The increase in 1994 and 1993 was due to the addition of the Wetterau retail operations and the increase in contribution from corporately-owned Cub stores and Scott's. The increase in 1994 and 1993 was partially offset by a reduced contribution from the Twin Valu operation due to competitive pressures.

INTEREST INCOME AND EXPENSE

Interest income for 1994 increased over 1993 due to the notes receivable acquired in conjunction with the Wetterau acquisition offsetting the effect of declining rates. Interest income in 1993 was below 1992 due primarily to ShopKo's repayment of its indebtedness owed to the company. Interest expense for 1994 was $120.3 million compared with $83.1 million and $72.7 million in 1993 and 1992 respectively. The increase in the past two years was due primarily to the Wetterau acquisition, partially offset by lower interest rates.

EQUITY IN EARNINGS OF SHOPKO

ShopKo reported net sales for 1994 increased 3.3 percent to $1.74 billion, compared to 1993 of $1.68 billion. Sales for 1993 increased 2.1 percent over 1992, which was a 53 week year. On a comparable weeks basis, the 1993 sales increase was 3.6 percent. ShopKo reported total net earnings of $32.1 million for 1994, a decrease of 35.9 percent from 1993. Net earnings decreased due to lower gross margins and higher selling, general and administrative expenses. Competitive pricing pressures and clearance markdowns related to lower-than-expected sales resulted in the decrease in gross margins. ShopKo's net earnings were also negatively impacted by the cumulative effect of a change in accounting for future post-retirement medical benefits (SFAS No. 106) and a higher tax rate. Net earnings for 1993 were $50.1 million, a 1 percent increase over 1992. The 1993 net sales and net earnings increases were limited due to the weak economic environment, unfavorable weather and increased competitive pressures.

INCOME TAXES

The effective tax rate increased to 37 percent in 1994 from 36 percent in 1993 and 1992. The increase in the effective tax rate was principally due to the Omnibus Budget Reconciliation Act of 1993.

ACCOUNTING CHANGES
Post-retirement Benefits

In fiscal 1992 the company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions." The company elected to immediately recognize the accumulated post-retirement benefit obligation, resulting in a charge to net earnings of $13.3 million, or 18 cents per share. The change did not have a material effect on operating earnings.

Post-employment Benefits

Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Post-employment Benefits" was issued in November 1992 and must be adopted no later than fiscal 1995. The company was in compliance with this new standard prior to its issuance and therefore, no change in accounting policy was necessary.

Income taxes

The company changed its method of accounting for income taxes to comply with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" from Statement of Financial Accounting Standard No. 96 which was adopted in 1987. The change in accounting method was made in fiscal 1993. The change did not have a material impact on results of operations.

NET EARNINGS

Net earnings for 1994 increased 13 percent to $185.3 million, compared with net earnings for 1993 of $164.5 million and $194.4 million reported in 1992. Overall earnings in 1994 improved because of the Wetterau acquisition and tight expense controls. Reflected in 1992 amounts are the cumulative effect charge of adopting SFAS No. 106, the company's 100 percent equity in ShopKo's net earnings through October 16, 1991, the gain on the partial divestiture of ShopKo and the benefit of the extra week. After adjusting 1992's net earnings to reflect the company's current ownership interest in ShopKo, excluding the charge for SFAS No. 106, the gain on the sale of ShopKo stock and the extra week, net earnings would have shown an increase of about 15 percent in 1993 over 1992. The net earnings increase in 1993 over 1992 was due to the Wetterau acquisition, tight expense controls and a significant improvement in retail operations.

INFLATION

Inflation has not had a significant effect on the company's operating results or its external sources of liquidity. The impact of negligible food inflation on the company's sales was partially offset by retail development and marketing activities. As operating expenses and inventory costs have increased, the company has been able to identify operating efficiencies to minimize the impact.


TEN YEAR FINANCIAL AND OPERATING SUMMARY
- - - --------------------------------------------------------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
- - - --------------------------------------------------------------------------------------------------------------------------------
                                                          1994               1993             1992 (b)               1991
- - - --------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA (a)
 Net sales                                            $15,936,925         $12,568,000        $10,632,301         $10,104,899
 Cost of sales                                         14,523,434          11,531,394          9,807,633           9,360,886
 Selling and administrative expense                     1,044,433             746,857            583,789             531,972
 Interest, net                                             89,767              54,203             34,320              31,441
 Equity in earnings of ShopKo                              14,789              23,072             32,176              45,080
 Earnings before taxes and accounting change              294,080             258,618            322,840             226,680
 Provision for income taxes                               108,827              94,092            115,175              70,544
 Net earnings                                             185,253             164,526            194,377             155,136

 Earnings per common share before accounting change          2.58                2.31               2.78                2.06
 Net earnings per common share                               2.58                2.31               2.60                2.06
- - - --------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (a)
 Inventories (FIFO)                                   $ 1,227,170         $ 1,247,337        $   862,621         $   785,395
 Working capital (d)                                      452,121             361,093            534,182             196,217
 Net property, plant and equipment                      1,410,123           1,384,241            879,186             789,443
 Total assets                                           4,042,351           4,064,189          2,484,300           2,401,357
 Long-term debt (e)                                     1,262,995           1,347,386            608,241             567,444
 Stockholders' equity                                   1,275,458           1,134,820          1,030,981             978,678
- - - --------------------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS (a)
 Earnings before accounting change as a
  percent of net sales                                       1.16%               1.31%              1.95%               1.54%
 Return on average stockholders' equity                     15.40%              15.32%             20.17%              16.82%
 Book value per common share                          $     17.70         $     15.84        $     14.35         $     13.01
 Current ratio (d)                                         1.37:1              1.27:1             1.72:1              1.24:1
 Debt to capital ratio (f)                                     57%                 62%                44%                 47%
 Dividends declared per common share                  $       .85 1/2     $       .76 1/2    $       .70 1/2     $       .64 1/2
 Weighted average common shares outstanding                71,817              71,341             74,700              75,165
 Depreciation and amortization                        $   186,261         $   140,790        $   111,488         $   105,582
 Capital expenditures, excluding retailer financing   $   239,602         $   164,728        $   175,624         $   203,199
================================================================================================================================

NOTES:
(a) Amounts for all years prior to 1992 have been restated to reflect the sale of a 54 percent interest in ShopKo, effective October 16, 1991. Fiscal 1992 and 1987 contained 53 weeks; all other years cover 52 weeks. Dollars in thousands except per share and percentage data.

(b) The cumulative effect of adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in a decrease in net earnings of $13,288,000 ($.18 per share). A $51,304,000 after-tax gain on the sale of a 54 percent interest in ShopKo was included in fiscal 1992 net earnings ($.69 per share). All statistics include the results of both transactions.

(c) The cumulative effect of adopting Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes," resulted in a decrease in net earnings of $13,640,000 ($.18 per share). A repeal of the investment tax credit under the Tax Reform Act of 1986 resulted in a reduction in earnings of approximately $6.0 million ($.08 per share).

(d) Working capital and current ratio are calculated after adding back the LIFO reserve.

(e) Total long-term debt includes long-term debt and long-term obligations under capital leases.

(f) For this ratio calculation, debt also includes the present value of operating leases.

- - - -----------------------------------------------------------------------------------------------------
   1990               1989               1988               1987 (c)         1986            1985
- - - -----------------------------------------------------------------------------------------------------

$9,734,811         $9,061,176         $8,331,333         $8,172,099       $7,164,463      $5,947,655
 9,043,953          8,429,692          7,751,172          7,620,235        6,727,338       5,561,686
   484,586            433,177            399,504            381,822          286,259         249,697
    33,104             34,532             30,089             23,288           10,727           5,069
    42,562             36,943             27,122             21,594           16,122          13,647
   215,730            200,718            177,690            168,348          156,261         144,850
    67,984             63,250             64,678             81,837           65,014          61,588
   147,746            137,468            113,012             72,871           91,247          83,262

      1.97               1.84               1.51               1.16             1.23            1.13
      1.97               1.84               1.51                .98             1.23            1.13
- - - -----------------------------------------------------------------------------------------------------

$  726,194         $  688,947         $  618,545         $  588,646       $  524,184      $  384,618
   188,139            165,887            217,320            169,526          250,372         122,641
   701,162            666,508            518,197            474,296          450,803         352,452
 2,239,900          2,116,202          1,844,918          1,641,401        1,410,739       1,059,763
   549,694            557,828            529,894            415,907          412,966         211,644
   869,891            763,706            660,720            578,275          534,830         469,170
- - - -----------------------------------------------------------------------------------------------------


      1.52%              1.52%              1.36%              1.06%            1.27%           1.40%
     18.12%             19.31%             18.28%             15.55%           18.06%          19.14%
$    11.59         $    10.20         $     8.84         $     7.76       $     7.20      $     6.33
    1.25:1             1.22:1             1.35:1             1.28:1           1.56:1          1.32:1
        47%                47%                50%                46%              41%             37%
$      .58 1/2     $      .48 1/2     $      .43 1/2     $      .41       $      .37      $      .33
    74,972             74,785             74,634             74,387           74,184          73,975
$   95,593         $   86,944         $   85,179         $   71,955       $   61,092      $   47,847
$  142,899         $  193,218         $  137,533         $  214,314       $  172,346      $  155,578
=====================================================================================================

CONSOLIDATED COMPOSITION OF NET SALES AND OPERATING EARNINGS
- - - --------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
- - - --------------------------------------------------------------------------------
The following table sets forth, for each of the last five fiscal years, the composition of the company's net sales and operating earnings.
- - - --------------------------------------------------------------------------------

(In thousands, except
 percent data)                    1994            1993             1992           1991            1990
- - - ----------------------------------------------------------------------------------------------------------
Net sales
- - - ----------------------------------------------------------------------------------------------------------
Food distribution              $14,361,255     $11,448,148     $ 9,841,033     $ 9,523,719     $ 9,264,336
                                      90.1%           91.1%           92.6%           94.2%           95.2%
Retail food                      3,696,145       2,699,075       2,002,923       1,764,745       1,591,346
                                      23.2%           21.5%           18.8%           17.5%           16.3%
Less: Eliminations              (2,120,475)     (1,579,223)     (1,211,655)     (1,183,565)     (1,120,871)
                                     (13.3)%         (12.6)%         (11.4)%         (11.7)%         (11.5)%
 Total net sales               $15,936,925     $12,568,000     $10,632,301     $10,104,899     $ 9,734,811
                                     100.0%          100.0%          100.0%          100.0%          100.0%
- - - ----------------------------------------------------------------------------------------------------------
Operating earnings
- - - ----------------------------------------------------------------------------------------------------------
Food distribution              $   365,527     $   284,337     $   241,666     $   214,155     $   217,334
Retail food                         31,366          24,842          12,512          11,761           2,471
                               ---------------------------------------------------------------------------
 Total operating earnings          396,893         309,179         254,178         225,916         219,805

Interest expense, net              (89,767)        (54,203)        (34,320)        (31,441)        (33,104)
General corporate expenses         (27,835)        (19,430)        (13,299)        (13,875)        (13,533)
                               ---------------------------------------------------------------------------
 Earnings before equity in
  earnings of ShopKo, gain on
  sale of ShopKo stock and
  income taxes                     279,291         235,546         206,559         180,600         173,168
Equity in earnings of
 ShopKo                             14,789          23,072          32,176          45,080          42,562
Gain on sale of ShopKo
 stock                                  --              --          84,105              --              --
                               ---------------------------------------------------------------------------
 Earnings before income
  taxes                        $   294,080     $   258,618     $   322,840     $   225,680     $   215,730
- - - ----------------------------------------------------------------------------------------------------------
Identifiable assets
- - - ----------------------------------------------------------------------------------------------------------
Food distribution              $ 2,644,670     $ 2,830,400     $ 1,594,003     $ 1,542,859     $ 1,422,087
Retail food                        948,551         837,148         508,441         328,383         312,610
Corporate                          449,130         396,641         381,856         530,115         505,203
                               ---------------------------------------------------------------------------
 Total                         $ 4,042,351     $ 4,064,189     $ 2,484,300     $ 2,401,357     $ 2,239,900
- - - ----------------------------------------------------------------------------------------------------------
Depreciation and
 amortization
- - - ----------------------------------------------------------------------------------------------------------
Food distribution              $   105,763     $    83,686     $    71,326     $    72,009     $    67,134
Retail food                         64,924          48,303          35,360          27,433          22,116
Corporate                           15,574           8,801           4,802           6,140           6,343
                               ---------------------------------------------------------------------------
 Total                         $   186,261     $   140,790     $   111,488     $   105,582     $    95,593
- - - ----------------------------------------------------------------------------------------------------------
Capital expenditures
- - - ----------------------------------------------------------------------------------------------------------
Food distribution              $   131,322     $    60,408     $     94,835    $   129,518     $    69,166
Retail food                         69,939          78,715           68,562         64,594          64,853
Corporate                           38,341          25,605           12,227          9,087           8,880
                               ---------------------------------------------------------------------------
 Total                         $   239,602     $   164,728     $    175,624    $   203,199     $   142,899
==========================================================================================================

The company's food distribution operations include sales to independently owned and operated food stores, sales to food stores owned by the company, and the operations of several allied service operations throughout the United States. Retail food operations include sales by food stores owned by the company, other than transition retail food stores. Eliminations include food distribution sales to food stores included in the retail food segment.

Industry segment operating earnings were computed as total revenue less associated operating expenses, which exclude general corporate expenses, net interest expense and income taxes.

Identifiable assets are those assets of the company directly associated with the industry segments and exclude short-term investments, certain accumulated income tax temporary differences and other corporate assets.

See notes following the Ten Year Financial and Operating Summary and notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
- - - -------------------------------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
- - - -------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                    Fiscal Year Ended
- - - ---------------------------------------------------------------------------------------------------------
                                                           February 26,     February 27,     February 29,
                                                              1994             1993             1992
                                                           (52 Weeks)       (52 Weeks)       (53 Weeks)
- - - ---------------------------------------------------------------------------------------------------------
Net sales                                                  $15,936,925      $12,568,000      $10,632,301
Costs and expenses
 Cost of sales                                              14,523,434       11,531,394        9,807,633
 Selling and administrative expenses                         1,044,433          746,857          583,789
 Interest
  Interest expense                                             120,292           83,066           72,693
  Interest income                                               30,525           28,863           38,373
- - - ---------------------------------------------------------------------------------------------------------
   Interest expense, net                                        89,767           54,203           34,320
- - - ---------------------------------------------------------------------------------------------------------
    Total costs and expenses                                15,657,634       12,332,454       10,425,742
- - - ---------------------------------------------------------------------------------------------------------
Earnings before equity in earnings of ShopKo, gain
 on sale of ShopKo stock, income taxes and cumulative
 effect of change in accounting principle                      279,291          235,546          206,559
Equity in earnings of ShopKo                                    14,789           23,072           32,176
Gain on sale of ShopKo stock                                        --               --           84,105
- - - ---------------------------------------------------------------------------------------------------------
Earnings before income taxes and cumulative effect of
 change in accounting principle                                294,080          258,618          322,840
Provision for income taxes
 Current                                                       110,717           79,980           82,308
 Deferred                                                       (1,890)          14,112           32,867
- - - ---------------------------------------------------------------------------------------------------------
  Income tax expense                                           108,827           94,092          115,175
- - - ---------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of change in
 accounting principle                                          185,253          164,526          207,665
Cumulative effect of change in accounting principle                 --               --          (13,288)
- - - ---------------------------------------------------------------------------------------------------------
Net earnings                                                  $185,253         $164,526         $194,377
- - - ---------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding            71,817           71,341           74,700

Net earnings per common share:
Earnings per common share before cumulative effect of
 change in accounting principle                               $   2.58         $   2.31         $   2.78
Cumulative effect of change in accounting principle                 --               --            (0.18)
- - - ---------------------------------------------------------------------------------------------------------
Net earnings per common share                                 $   2.58         $   2.31         $   2.60
=========================================================================================================
See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
- - - -------------------------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
- - - -------------------------------------------------------------------------------------------------

(In thousands, except per share data)                        February 26, 1994  February 27, 1993
- - - -------------------------------------------------------------------------------------------------
Assets
Current Assets
 Cash                                                               $    2,846         $    1,773
 Receivables, less allowance for losses of $33,820 in 1994
  and $38,593 in 1993                                                  352,151            357,709
 Inventories                                                         1,113,937          1,134,059
 Other current assets                                                   94,379             80,052
- - - -------------------------------------------------------------------------------------------------
  Total current assets                                               1,563,313          1,573,593
- - - -------------------------------------------------------------------------------------------------
Long-term notes receivable                                              66,568             82,534
Long-term investment in direct financing leases                         81,574             92,103
Property, plant and equipment
 Land                                                                  172,241            162,451
 Buildings                                                             769,036            732,515
 Property under construction                                            73,950             38,386
 Leasehold improvements                                                114,724            103,620
 Equipment                                                             890,050            840,922
 Assets under capital leases                                           175,891            183,236
- - - -------------------------------------------------------------------------------------------------
                                                                     2,195,892          2,061,130
Less accumulated depreciation and amortization
 Owned property, plant and equipment                                   746,027            647,735
 Assets under capital leases                                            39,742             29,154
- - - -------------------------------------------------------------------------------------------------
  Net property, plant and equipment                                  1,410,123          1,384,241
- - - -------------------------------------------------------------------------------------------------
Investment in ShopKo                                                   173,567            165,464
Goodwill                                                               427,559            436,215
Other assets                                                           319,647            330,039
- - - -------------------------------------------------------------------------------------------------
Total assets                                                        $4,042,351         $4,064,189
=================================================================================================
See notes to consolidated financial statements.

- - - --------------------------------------------------------------------------------------------------------
                                                                   February 26, 1994   February 27, 1993
- - - --------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
 Notes payable                                                            $   23,082          $  251,496
 Accounts payable                                                            883,088             864,917
 Current maturities of long-term debt                                        108,728               6,493
 Current obligations under capital leases                                     19,222              19,348
 Other current liabilities                                                   190,305             183,524
- - - --------------------------------------------------------------------------------------------------------
  Total current liabilities                                                1,224,425           1,325,778
- - - --------------------------------------------------------------------------------------------------------
Long-term debt                                                             1,030,378           1,112,042
Long-term obligations under capital leases                                   232,617             235,344
Deferred income taxes                                                         99,734              85,830
Other liabilities                                                            179,739             170,375
Commitments and contingencies                                                      -                   -
Stockholders' equity
 Preferred stock, no par value: Authorized 1,000 shares
  Shares issued and outstanding, 6 in 1994 ($1,000 stated value)               5,908                   -
 Common stock, $1.00 par value: Authorized, 200,000 shares
  Shares issued, 75,335, in 1994 and 1993                                     75,335              75,335
 Capital in excess of par value                                               12,966              12,584
 Retained earnings                                                         1,268,117           1,144,374
 Treasury stock, at cost, 3,276 shares in 1994 and 3,680 in 1993             (86,868)            (97,473)
- - - --------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                               1,275,458           1,134,820
- - - --------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                $4,042,351          $4,064,189
========================================================================================================

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
- - - -------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
- - - -------------------------------------------------------------------------------

(In thousands, except per share data)
                                                              Capital in
                                        Preferred     Common  Excess of    Treasury     Retained
                                          Stock        Stock  Par Value      Stock      Earnings      Total
- - - -------------------------------------------------------------------------------------------------------------
Balance at February 23, 1991               $   --    $75,225    $11,021    $     --   $  892,432   $  978,678
Net earnings                                   --         --         --          --      194,377      194,377
Sales of common stock under
 option plans                                  --        110      1,734       2,127           --        3,971
Cash dividends declared on common
 stock--$.705 per share                        --         --         --          --      (52,422)     (52,422)
Purchase of shares for treasury                --         --         --     (93,623)          --      (93,623)
- - - -------------------------------------------------------------------------------------------------------------
Balance at February 29, 1992                   --     75,335     12,755     (91,496)   1,034,387    1,030,981
Net earnings                                   --         --         --          --      164,526      164,526
Sales of common stock under
 options plans                                 --         --       (932)      8,321           --        7,389
Cash dividends declared on common
 stock--$.765 per share                        --         --         --          --      (54,539)     (54,539)
Compensation under employee
 incentive plan                                --         --        761       6,003           --        6,764
Purchase of shares for treasury                --         --         --     (20,301)          --      (20,301)
- - - -------------------------------------------------------------------------------------------------------------
Balance at February 27, 1993                   --     75,335     12,584     (97,473)   1,144,374    1,134,820
Net earnings                                   --         --         --          --      185,253      185,253
Sales of common stock under
 option plans                                  --         --        225      10,838           --       11,063
Cash dividends declared on common
 stock--$.855 per share                        --         --         --          --      (61,510)     (61,510)
Issuance of preferred stock                 5,908         --         --          --           --        5,908
Compensation under employee
  incentive plan                               --         --        157        (233)          --          (76)
- - - -------------------------------------------------------------------------------------------------------------
Balance at February 26, 1994               $5,908    $75,335    $12,966    $(86,868)  $1,268,117   $1,275,458
=============================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- - - --------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
- - - --------------------------------------------------------------------------------

(In thousands)                                                                       Fiscal Year Ended
- - - ------------------------------------------------------------------------------------------------------------------
                                                                          February 26,  February 27,  February 29,
                                                                                  1994          1993          1992
- - - ------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
 Net earnings                                                                $ 185,253    $  164,526    $  194,377
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Equity in earnings of ShopKo                                                (14,789)      (23,072)      (32,176)
   Gain on sale of ShopKo stock                                                      -             -       (84,105)
   Dividends received from ShopKo                                                6,483         6,490             -
   Depreciation and amortization                                               186,261       140,790       111,488
   Provision for losses on receivables                                           7,165         7,867         6,675
   (Gain) loss on sale of property, plant and equipment                           (404)       (2,734)          936
   Deferred income taxes                                                        (1,890)       14,112        25,743
   Treasury shares contributed to employee incentive plan                          444         6,282             -
 Changes in assets and liabilities, excluding effect from acquisitions:
   Receivables                                                                  (1,207)       21,917       (10,360)
   Inventories                                                                  22,222       119,959       (68,779)
   Other current assets                                                            108          (908)       (5,615)
   Direct financing leases                                                       9,183        12,881         3,102
   Accounts payable                                                             18,171       (19,968)       12,897
   Other liabilities                                                            15,745       (44,004)       22,758
- - - ------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                      432,745       404,138       176,941
- - - ------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
 Net proceeds from sale of ShopKo stock                                              -             -       240,831
 Additions to long-term notes receivable                                       (35,591)      (38,986)      (51,698)
 Proceeds received on long-term notes receivable                                51,557        53,136        55,665
 Net reductions to note receivable from ShopKo                                       -       181,167        22,867
 Proceeds from sale of property, plant and equipment                            41,531        23,467         7,745
 Purchase of property, plant and equipment                                    (231,489)     (152,498)     (147,813)
 Business acquisitions, net of cash acquired                                         -      (643,718)      (11,847)
 Other investing activities                                                     44,249      (114,132)      (26,402)
- - - ------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                           (129,743)     (691,564)       89,348
- - - ------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
 Net reductions of short-term notes payable                                   (228,414)     (108,910)      (99,468)
 Proceeds from issuance of long-term debt                                        4,365       701,363        12,931
 Repayment of long-term debt                                                    (9,462)     (219,320)      (10,772)
 Reduction of obligations under capital leases                                 (18,377)      (17,590)      (27,427)
 Proceeds from the sale of common stock under option plans                       9,521         5,985         3,971
 Dividends paid                                                                (59,562)      (53,574)      (51,902)
 Payment for purchase of treasury stock                                              -       (20,301)      (93,623)
- - - ------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                           (301,929)      287,653      (266,290)
- - - ------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                  1,073           227            (1)
Cash at beginning of year                                                        1,773         1,546         1,547
- - - ------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                          $   2,846    $    1,773    $    1,546
==================================================================================================================
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUPERVALU INC. and Subsidiaries
- - - --------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The financial statements include the accounts of the company and all its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Revenue and Income Recognition:

Revenues from product sales are recognized upon shipment of the product for food distribution and at the point of sale for retail food. Revenues from services rendered are recognized immediately after such services have been provided. Income is recognized upon the completion of the earnings process.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined through use of the last-in, first-out method (LIFO) for a major portion of consolidated inventories: 82.0 percent for 1994 and 80.1 percent for 1993. The first-in, first-out method (FIFO) is used to determine cost for remaining inventories which are principally perishable products. Market is replacement value. If the FIFO method had been used to determine cost of inventories for which the LIFO method is used, the company's inventories would have been higher by approximately $113.2 million at February 26, 1994 and $113.3 million at February 27, 1993.

Property, plant and equipment:

Property, plant and equipment are carried at cost. Depreciation, as well as amortization of assets under capital leases, is based on the estimated useful lives of the assets using a straight-line method. Interest on property under construction of $2.9, $4.0 and $2.4 million was capitalized in fiscal years 1994, 1993 and 1992, respectively.

Goodwill:

Amounts paid in excess of the fair value of acquired net assets are amortized on a straight-line basis over 5 to 40 years. The recoverability of goodwill is assessed by determining whether the goodwill balance can be recovered through projected cash flows and operating results over its remaining life. Any impairment of the asset would be recognized when it is probable that such future undiscounted cash flows will be less than the carrying value of the asset. Goodwill is shown net of accumulated amortization of $20.4 and $8.0 million for 1994 and 1993, respectively.

Accounts payable:

Accounts payable include $80.5 and $41.8 million at February 26, 1994 and February 27, 1993, respectively, of issued checks which had not cleared the company's bank accounts, reduced by deposits in transit and cash on deposit in the company's depository banks.

Financial Instruments:

The company, from time to time, utilizes interest rate caps, collars and swaps to manage interest costs and reduce exposure to interest rate changes. The difference between amounts to be paid or received is accrued and recognized over the life of such contracts.

Fair value disclosures of financial instruments:

The estimated fair value of significant financial instruments and the methods and assumptions used to determine the value are disclosed in the notes receivable and long-term debt notes.

Pre-opening costs:

Pre-opening costs of retail stores are charged against earnings as incurred.

Net earnings per share:

Net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding. Outstanding stock options do not have a significant dilutive effect on earnings per share.

Reclassifications:

Certain reclassifications have been made to prior years' financial statements to conform to 1994 presentation. These reclassifications did not affect results of operations as previously reported.

ACQUISITIONS

As of October 31, 1992, the company completed the acquisition of Wetterau Incorporated ("Wetterau"). The acquisition was accounted for as a purchase, whereby the company acquired all of the outstanding common stock of Wetterau, approximately 21.4 million shares, for $30.25 per share. In addition to the approximately $647 million paid for the stock, the company funded the repayment of approximately $200 million of Wetterau commercial paper. The company also incurred additional costs of approximately $50 million for buyouts of Wetterau stock options, fees and transaction expenses. Approximately $266 million of additional Wetterau debt remained outstanding immediately after the acquisition.

The allocation of the purchase price for Wetterau was based on fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired ("goodwill") of approximately $432 million is being amortized on a straight-line basis over 40 years. The results of Wetterau's operations from October 31, 1992 have been included with the company's continuing operations.

The following unaudited pro forma results of operations for the year ended February 27, 1993 assumes the acquisition occurred as of the beginning of the respective period after giving effect to certain adjustments, including amortization of goodwill, depreciation of

- - - -------------------------------------------------------------------------------
fixed asset write-ups, increased interest expense on acquisition debt and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the combination been in effect on the date indicated, or which may occur in the future.

- - - ----------------------------------------------------------
(In thousands, except per share amounts)              1993
- - - ----------------------------------------------------------
Net sales                                      $16,446,508
Net earnings                                       167,499
Net earnings per common share                         2.35
==========================================================

NOTES RECEIVABLE

Notes receivable arise from fixture and other financing related to independently owned retail food operations. Loans to independent retailers, as well as trade accounts receivable, are primarily collateralized by the retailers' inventory, equipment and fixtures. The notes range in length from 1 to 20 years with the average being 8 years, and may be non-interest bearing or bear interest at rates ranging primarily from 6 to 13 percent. The estimated fair market value of the notes receivable approximates the net carrying value at February 26, 1994 and February 27, 1993, based on comparisons to publicly traded debt instruments of similar credit quality.

Included in current receivables are notes receivable due within one year totaling $10.9 and $19.3 million at February 26, 1994 and February 27, 1993, respectively.

The Financial Accounting Standards Board issued SFAS No. 114--"Accounting by Creditors for Impairment of a Loan" in 1994. This new standard must be adopted no later than fiscal 1996. The impact of this new standard is being evaluated, but is not expected to be material.

INVESTMENT IN SHOPKO

On October 16, 1991, ShopKo, the company's mass merchandise discount subsidiary, completed its sale of 17,250,000 shares of its common stock at $15 per share in an initial public offering. This sale generated net proceeds to the company of $240.8 million and a gain of $84.1 million, reducing the company's ownership in ShopKo from 100 to 46 percent. The company accounts for the investment in ShopKo under the equity method.

The following table summarizes the significant transactions between the company and ShopKo:

- - - --------------------------------------------------------
(In thousands)            1994         1993         1992
- - - --------------------------------------------------------
Sales to ShopKo         $9,759      $16,645      $27,493
Interest income             --          509       16,838
========================================================

Summarized financial information of ShopKo is as follows:

- - - --------------------------------------------------------
(In thousands)            1994         1993         1992
- - - --------------------------------------------------------
Sales               $1,738,746   $1,682,854   $1,648,427
Gross profit           449,488      454,423      449,701
Net earnings            32,122       50,059       49,589
========================================================
- - - --------------------------------------------------------
(In thousands)                         1994         1993
- - - --------------------------------------------------------
Current assets                     $370,507   $  296,328
Non-current assets                  582,542      495,397
Current liabilities                 251,743      214,552
Non-current liabilities             327,600      221,693
========================================================

LONG-TERM DEBT

- - - ----------------------------------------------------------------------
(In thousands,                              February 26,  February 27,
 except payment data)                               1994          1993
- - - ----------------------------------------------------------------------
5.875%-8.875% promissory notes                  $700,000    $  700,000
  semi-annual interest payments of
  $24.9 million; due 1995 to 2022
8.875%-9.64% promissory notes                    170,000       170,000
  semi-annual interest payments of
  $7.9 million; due 1994 to 1999
9.67% senior subordinated notes due 1998          75,000        75,000
8.39%-11.5% promissory notes                      33,317        34,409
  due 1993 to 2004
8.28%-9.46% promissory notes due 2010             26,394            --
8.875% sinking fund debentures due 2016           22,110        22,110
3.0%-10.0% mortgages payable due                   8,331         7,829
  1993 to 2007 (secured by land and buildings)
2.05%-11.875% industrial revenue bonds            95,944        99,968
Other debt                                         8,010         9,219
- - - ----------------------------------------------------------------------
                                               1,139,106     1,118,535
Less current maturities                          108,728         6,493
- - - ----------------------------------------------------------------------
Long-term debt                                $1,030,378    $1,112,042
======================================================================

Aggregate maturities of long-term debt during the next five fiscal years are:

- - - -------------------------------------------
(In thousands)
- - - -------------------------------------------
1995                               $108,728
1996                                308,543
1997                                  5,505
1998                                 35,497
1999                                 91,014
===========================================

On October 26, 1992 the company's $300 million fully committed revolving credit agreement was terminated and replaced with fully committed $700 million 364 day and $400 million four year revolving credit agreements with a group of banks. These credit agreements were subsequently reduced to $150 million and $400 million credit agreements, respectively. On October 25, 1993 the $150 million 364 day credit agreement expired leaving the company with a $400 million credit agreement expiring in October 1997. The amounts available under the credit agreement support the company's commercial paper program. If the company were to borrow under the credit agreements, the interest rate would be based on various money market rates selected by the company at the time of borrowing. The company pays an annual facility fee of .15 percent for the four year credit agreement.

The company issued unsecured notes of $22.8 million and $3.6 million on February 10, 1994 in connection with the company's acquisition of certain properties from Wetterau Properties, Inc., a publicly owned real estate investment trust. The notes, which bear interest at 9.46 percent and 8.28 percent, respectively, replaced the company's obligations under debt contingent purchase agreements.

On November 17, 1992 the company completed the public offering of notes due November 15, 1995, 2002 and 2022, bearing interest at 5.875 percent, 7.80 percent and 8.875 percent, respectively. The notes were issued in principal amounts of $300, $300 and $100 million for the 1995, 2002 and 2022 maturities, respectively. On July 15, 1992 the company redeemed $100 million of its 10.5 percent notes with an original maturity of July 15, 1995.

In connection with the company's acquisition of Wetterau Incorporated, the company acquired certain long-term debt of Wetterau, including $75 million of
9.67 percent senior subordinated notes and various industrial revenue bonds. At the time of the acquisition, Wetterau had outstanding a convertible subordinated debt issue of $107.5 million which, pursuant to its terms, its holders could require to be redeemed in connection with the acquisition. At February 26, 1994 substantially all of this debt had been retired.

The debt agreements contain various covenants, including minimum tangible net worth requirements and maximum permitted leverage. Under the most restrictive covenants, retained earnings of approximately $166 million were available at year-end for payment of cash dividends.

The company periodically enters into interest rate caps, collars and swaps to manage exposure to interest rate changes. The financial instruments are subject to market risk as interest rates fluctuate. At February 26, 1994, the company had notional amounts in effect of $20.6 million, all aimed at fixing interest costs. The fair market value of these financial instruments was immaterial at February 26, 1994.

As of February 26, 1994 and February 27, 1993 the estimated fair value of the company's long-term debt (including current maturities) exceeded the carrying value by approximately $69 and $81 million, respectively. The estimated fair value was based on market quotes where available, discounted cash flows and market yields for similar instruments. The estimated fair value of the company's commercial paper outstanding as of February 26, 1994 and February 27, 1993 approximated the carrying value.

LEASES
Capital and operating leases:

The company leases certain food distribution warehouse and office facilities, as well as corporate-owned and operated retail food stores. Many of these leases include renewal options, and to a limited extent, include options to purchase.

Amortization of assets under capital leases was $13.6, $11.8 and $7.8 million in 1994, 1993 and 1992, respectively.

Future minimum obligations under capital leases in effect at February 26, 1994 are as follows:

- - - -------------------------------------------------------------
(In thousands)                                          Lease
Year                                              Obligations
- - - -------------------------------------------------------------
1995                                                 $ 24,708
1996                                                   23,517
1997                                                   22,560
1998                                                   21,421
1999                                                   20,734
Later                                                 188,899
- - - -------------------------------------------------------------
Total future minimum obligations                      301,839
Less interest                                         138,411
- - - -------------------------------------------------------------
Present value of net future minimum obligations       163,428
Less current portion                                    9,992
- - - -------------------------------------------------------------
Long-term obligations                                $153,436
=============================================================

The present values of future minimum obligations shown are calculated based on interest rates ranging from 7.1 percent to 13.8 percent, with a weighted average of 9.8 percent, determined to be applicable at the inception of the leases.

Interest expense on the outstanding obligations under capital leases was $15.6, $14.8 and $12.1 million in 1994, 1993 and 1992, respectively.

Contingent rent expense, based primarily on sales performance, for capital leases was $.9, $.3 and $.1 million in 1994, 1993 and 1992, respectively.

In addition to its capital leases, the company is obligated under operating leases, primarily for buildings, warehouse and computer equipment.

Future minimum obligations under operating leases in effect at February 26, 1994 are as follows:

- - - -----------------------------------------------
(In thousands)                            Lease
Year                                Obligations
- - - -----------------------------------------------
1995                                   $ 54,856
1996                                     49,570
1997                                     43,962
1998                                     36,087
1999                                     29,412
Later                                   129,782
- - - -----------------------------------------------
Total future minimum obligations       $343,669
===============================================

Total rent expense, net of sublease income, relating to all operating leases with terms greater than one year was $33.3, $13.0 and $2.8 million in 1994, 1993 and 1992, respectively.

Future minimum receivables under operating leases and subleases in effect at February 26, 1994 are as follows:

- - - --------------------------------------------------------------------------
(In thousands)                          Owned         Leased
Year                                   Property      Property       Total
- - - --------------------------------------------------------------------------
1995                                   $ 6,473      $ 22,049      $ 28,522
1996                                     6,313        19,777        26,090
1997                                     6,192        16,918        23,110
1998                                     5,830        13,242        19,072
1999                                     5,462        10,061        15,523
Later                                   26,298        29,200        55,498
- - - --------------------------------------------------------------------------
Total future minimum receivables       $56,568      $111,247      $167,815
==========================================================================

Owned property under operating leases is as follows:

- - - -----------------------------------------------------------------------------
(In thousands)                                     February 26,  February 27,
                                                       1994         1993
- - - -----------------------------------------------------------------------------
Land, buildings and equipment                        $70,491       $78,858
Less accumulated depreciation                         15,754        12,030
- - - -----------------------------------------------------------------------------
Net land, buildings and equipment                    $54,737       $66,828
=============================================================================

Total rental income relating to property owned by the company and leased under operating leases was $6.6, $5.4 and $3.7 million in 1994, 1993 and 1992, respectively.

Direct financing leases:

Under direct financing capital leases, the company leases buildings on behalf of independent retailers with terms ranging from 5 to 25 years.

Future minimum rentals to be received under direct financing leases and the related future minimum obligations under capital leases in effect at February 26, 1994 are as follows:

- - - -------------------------------------------------------------------------------
(In thousands)                              Direct Financing   Capital Lease
Year                                        Lease Receivables   Obligations
- - - -------------------------------------------------------------------------------
1995                                            $ 19,181         $ 17,719
1996                                              17,900           16,594
1997                                              16,500           15,245
1998                                              14,842           13,743
1999                                              12,978           12,111
Later                                             74,576           70,195
- - - -------------------------------------------------------------------------
Total minimum lease payments                     155,977          145,607
Less unearned income                              65,317               --
Less interest                                         --           57,196
- - - -------------------------------------------------------------------------
Present value of net minimum lease payments       90,660           88,411
Less current portion                               9,086            9,230
- - - -------------------------------------------------------------------------
Long-term portion                               $ 81,574         $ 79,181
=========================================================================

Contingent rental income earned, based primarily on sales performance, for direct financing leases was $1.5, $1.5 and $1.4 million for 1994, 1993 and 1992, respectively. Contingent rental expense paid, based primarily on sales performance, for direct financing leases was $1.3, $1.8 and $1.0 million in 1994, 1993 and 1992, respectively.

INCOME TAXES

In 1993 the company changed its method of accounting for income taxes to comply with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The change in accounting method was applied retroactively to the beginning of 1993. The change did not have a material impact on results of operations.

The provision for federal and state income taxes includes the following:

- - - ---------------------------------------------------------------------
(In thousands)                    1994          1993          1992
- - - ---------------------------------------------------------------------

Current
  Federal                       $ 91,113       $66,699      $ 66,628
  State                           19,955        13,836        16,047
  Tax credits                       (351)         (555)         (367)
Deferred
  Statutory rate change              500            --            --
  Other                           (2,390)       14,112        32,867
- - - ---------------------------------------------------------------------
Total provision                 $108,827       $94,092      $115,175
=====================================================================

The effective tax rate varies from the statutory federal income tax rate for the following reasons:

- - - -------------------------------------------------------------------------
                                                1994      1993      1992
- - - -------------------------------------------------------------------------
Statutory                                       35.0%     34.0%     34.0%
State income taxes, net of federal benefit       4.3       4.3       4.5
Benefit of dividends received deduction          (.7)      (.7)     (2.4)
Other                                           (1.6)     (1.2)      (.4)
- - - -------------------------------------------------------------------------
Effective income tax rate                       37.0%     36.4%     35.7%
=========================================================================

Temporary differences which give rise to significant portions of the net deferred tax liability as of February 26, 1994 and February 27, 1993, are as follows:

- - - -------------------------------------------------------------------------------
(In thousands)                                        1994        1993
- - - -------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization                  $  89,522   $  81,274
  Acquisition assets adjustment to fair values      80,329      89,301
  Earnings from ShopKo investment                   44,623      42,445
  Accelerated tax deductions for
   benefits to be paid in future periods            17,986      12,215
  Other                                              6,511       3,660
- - - -------------------------------------------------------------------------------
Total deferred tax liabilities                     238,971     228,895
- - - -------------------------------------------------------------------------------
Deferred tax assets:
  Depreciation and amortization                    (12,683)     (8,578)
  Provision for obligations and
   contingencies to be settled in future periods  (154,742)   (153,900)
  Other                                            (15,439)     (8,420)
- - - -------------------------------------------------------------------------------
Total deferred tax assets                         (182,864)   (170,898)
- - - -------------------------------------------------------------------------------
Net deferred tax liability                       $  56,107   $  57,997
===============================================================================

Temporary differences attributable to obligations and contingencies consist primarily of valuation allowances, accrued postretirement benefits and vacation pay, and other expenses which are not deductible for income tax purposes until paid.

SUPPLEMENTAL CASH FLOW INFORMATION

The company's non-cash investing and financing activities were as follows:

- - - -------------------------------------------------------------------------------
(In thousands)                                       1994        1993      1992
- - - -------------------------------------------------------------------------------
Leased asset additions and
related obligation                               $ 13,127  $   12,797  $ 17,142
                                                 ------------------------------
Acquisitions:
  Fair value of assets acquired                    35,482   1,837,693    63,870
  Cash paid                                             -     647,382    12,280
  Preferred stock issued                            5,908           -         -
- - - -------------------------------------------------------------------------------
Liabilities assumed                              $ 29,574  $1,190,311  $ 51,590
===============================================================================

Payments for interest and income taxes were as follows:

- - - -------------------------------------------------------------------------------
(In thousands)                                     1994       1993       1992
- - - -------------------------------------------------------------------------------
Interest (net of amount capitalized)             $123,457  $   71,259  $ 73,729
Income taxes                                      107,891      99,658   103,740
===============================================================================

STOCK OPTION PLANS

The company's 1993, 1983 and 1976 stock option plans allow the granting of non-qualified stock options and incentive stock options to key salaried executive employees at prices not less than 100 percent of fair market value, determined by averaging the open and close price on the date of grant. The plans provide that the Board of Directors or the Executive Personnel and Compensation Committee of the Board may determine at the time of granting whether each option granted will be a non-qualified or incentive stock option under the Internal Revenue Code. The term of each option will be determined by the Board of Directors or the Committee, but shall not be for more than 10 years from the date of grant. Options may be exercised in installments or otherwise, as the Board of Directors or the Committee may determine.

Changes in options were as follows:

- - - -------------------------------------------------------------------------------
                                          Shares      Price
                                  (In thousands)      Range
- - - -------------------------------------------------------------------------------
Outstanding, February 23, 1991         2,210       $ 8.57-29.75
  Granted                                548        23.88-27.88
  Exercised                             (191)        8.57-25.13
  Cancelled and forfeited               (214)
- - - -------------------------------------------------------------------------------
Outstanding, February 29, 1992         2,353         8.57-29.75
  Granted                                793        24.00-34.56
  Exercised                             (495)        8.57-29.75
  Cancelled and forfeited                (23)
- - - -------------------------------------------------------------------------------
Outstanding, February 27, 1993         2,628        13.19-34.56
  Granted                                692        31.63-39.25
  Exercised                             (482)       13.19-32.81
  Cancelled and forfeited                (73)
- - - -------------------------------------------------------------------------------
Outstanding, February 26, 1994         2,765       $15.25-39.25
===============================================================================

Options to purchase 1.7 million shares were exercisable at February 26, 1994 and February 27, 1993. Option shares available for grant were 3.8 and 1.0 million at February 26, 1994 and February 27, 1993, respectively. The company has reserved
6.1 million shares, in aggregate, for the plans.

As of February 26, 1994, limited stock appreciation rights have been granted and are outstanding under the 1978 and 1989 Stock Appreciation Rights Plans. Such rights relate to options granted to purchase 1.1 million shares of common stock and are exercisable only upon a change of control as defined by the plan.

TREASURY STOCK PURCHASE PROGRAM

In February 1994, the Board of Directors rescinded the 1991 treasury stock purchase program and instituted a new treasury stock purchase program. Under the 1994 program, which was primarily instituted in connection with the 1993 stock option plan, the company may repurchase sufficient shares annually for reissuance upon the exercise of employee stock options or for other compensation programs. No shares were repurchased under either treasury stock program in 1994. The company repurchased .8 and 3.6 million shares at an average per share cost of $25.78 and $26.34 during 1993 and 1992, respectively.

STOCKHOLDER RIGHTS PLAN

The company has a "Preferred Share Purchase Rights Plan," in which the Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of common stock. The rights, which expire on April 12, 1999, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the company one one-thousandth of a share of a new series of preferred stock at a price of $95 per one one-thousandth of a preferred share, subject to certain adjustments. The rights will become exercisable 10 days after a person or group acquires beneficial ownership of 20 percent or more of the company's shares, or 10 business days (or such later time as the Board of Directors may determine) after a person or group announces an offer the consummation of which would result in such person or group owning 20 percent or more of the shares.

RETIREMENT PLANS

Substantially all non-union employees of the company and its subsidiaries are covered by various contributory and non-contributory pension or profit-sharing plans. The company also participates in several multi-employer plans providing defined benefits to union employees under the provisions of collective bargaining agreements.

Contributions under the defined contribution profit sharing plans are determined at the discretion of the Board of Directors and were $5.1, $4.4 and $4.3 million for 1994, 1993 and 1992, respectively.

Amounts charged to union pension expense were $28.2, $21.5 and $16.7 million for 1994, 1993 and 1992, respectively.

Benefit calculations for the company's defined benefit pension plan are based on years of service and the participants' highest compensation during five consecutive years of employment. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act (ERISA).

The following table sets forth the company's defined benefit pension plans' funded status and the amounts recognized in the company's financial statements:

- - - ------------------------------------------------------------------
                                     February 26,     February 27,
(In thousands)                               1994             1993
- - - ------------------------------------------------------------------
Actuarial present value of
 accumulated benefit obligation:
  Vested                                $ 156,508        $ 119,645
  Total                                 $ 173,420        $ 134,962
- - - ------------------------------------------------------------------
Projected benefit obligation            $ 220,498        $ 181,637
Plan assets at fair value                (160,205)        (143,982)
- - - ------------------------------------------------------------------
Projected benefit obligation in
 excess of plan assets                     60,293           37,655
Unrecognized net loss                     (33,460)          (9,488)
Unrecognized prior service cost            (4,291)          (5,036)
Unrecognized transition obligation           (794)            (921)
Adjustment to minimum liability             1,235              650
- - - ------------------------------------------------------------------
Pension liability                       $  22,983        $  22,860
==================================================================

Net pension expense included the following components:

- - - ------------------------------------------------------------------
(In thousands)                        1994        1993        1992
- - - ------------------------------------------------------------------
Service cost                      $  9,066    $  6,154    $  5,073
Interest cost                       15,790      10,196       6,625
Actual return on plan assets       (12,834)     (6,518)     (8,482)
Net amortization and deferral         (941)     (2,259)      2,887
- - - ------------------------------------------------------------------
Net pension expense               $ 11,081    $  7,573    $  6,103
==================================================================

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5 percent and 4.5 percent, respectively for 1994, and 8.5 percent and 5.5 percent, respectively, for 1993. The expected long-term rate of return on assets was 10 percent. The company computes pension expense using the projected unit credit actuarial cost method.

Other Postretirement Benefits:

In addition to providing pension benefits, the company provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits upon meeting certain age and service requirements.

The provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," were adopted in 1992. The statement requires accrual of the expected cost of providing postretirement benefits other than pensions over the years that employees render the necessary service. Prior to adopting this statement, the company recognized expense when benefits were paid. The total cumulative effect of this accounting change was to decrease net earnings by $13.3 million or $.18 per share for 1992. The periodic postretirement benefit cost and accumulated postretirement benefit obligation are as follows:

- - - -------------------------------------------------------------------------
(In thousands)
Net periodic postretirement benefit cost             1994    1993    1992
- - - -------------------------------------------------------------------------
(Service cost-benefits attributed to service
 during the period                                 $1,783  $1,385  $  868
Interest cost on accumulated
 postretirement benefit obligation                  3,686   2,648   1,785
Net amortization and deferral                         340       -       -
- - - -------------------------------------------------------------------------
Net periodic postretirement benefit cost           $5,809  $4,033  $2,653
=========================================================================

- - - -------------------------------------------------------------------------
Accumulated postretirement benefit             February 26,  February 27,
 obligation                                            1994          1993
- - - -------------------------------------------------------------------------
Retirees                                            $17,617       $18,938
Active plan participants                             34,930        28,778
- - - -------------------------------------------------------------------------
Total accumulated postretirement
 benefit obligation                                  52,547        47,716
Unrecognized loss                                    (5,984)            -
Unrecognized prior service cost                         839             -
- - - -------------------------------------------------------------------------
Postretirement benefit liability                    $47,402       $47,716
=========================================================================

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent in 1994 and 8.5 percent in 1993.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12 percent per year through fiscal 1995, 9 percent through fiscal 1999 and 6 percent thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1 percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $8.1 million and $4.1 million and the net periodic cost by $.9 million and $.6 million for fiscal 1994 and 1993, respectively.

The Financial Accounting Standards Board issued SFAS No. 112-"Employers' Accounting for Postemployment Benefits" in 1992. The company was in compliance with this new standard prior to its issuance and therefore, no change in accounting policy was necessary.

INDUSTRY SEGMENT INFORMATION

Information concerning the company's continuing operations by business segment for the years ended February 26, 1994, February 27, 1993 and February 29, 1992, as required by Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," is contained on page 20.

COMMITMENTS AND CONTINGENCIES

The company has guaranteed mortgage loan and other debt obligations of $19.2 million. The company has also guaranteed the leases and fixture financing loans of various affiliated retailers with a present value of $34.4 and $11.9 million, respectively. The company has provided limited recourse to purchasers of notes receivable from affiliated retailers with outstanding note balances of $55.9 and $52.3 million, $9.5 and $8.9 million of which the company has contingent liability, at February 26, 1994 and February 27, 1993, respectively. In addition, the company is contingently liable for bonds totaling $2.6 million. The company has also entered into note repurchase agreements with various lenders totaling $39.6 million, under which certain events require the company to repurchase collateralized loans.

INDEPENDENT AUDITORS' REPORT



SUPERVALU INC.
Board of Directors and Stockholders
Eden Prairie, Minnesota

We have audited the accompanying consolidated balance sheets of SUPERVALU INC. and subsidiaries as of February 26, 1994 and February 27, 1993, and the related statements of earnings, stockholders' equity and cash flows for each of the three years (52-53 weeks) in the period ended February 26, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SUPERVALU INC. and subsidiaries as of February 26, 1994 and February 27, 1993, and the results of their operations and their cash flows for each of the three years in the period ended February 26, 1994, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, in fiscal 1992 the company changed its method of accounting for postretirement benefits to conform with Statement of Financial Accounting Standards No. 106.



/s/Deloitte & Touche

Minneapolis, Minnesota
April 7, 1994

UNAUDITED QUARTERLY FINANCIAL INFORMATION
Quarterly unaudited financial information for SUPERVALU INC. and subsidiaries is as follows:

- - - ----------------------------------------------------------------------------------------------------
(In thousands, except per share data)        Fiscal Year (52 Weeks) Ended February 26, 1994
- - - ----------------------------------------------------------------------------------------------------
                                       First       Second          Third      Fourth         Year
                                     (16 wks)    (12 wks)       (12 wks)     (12 wks)      (52 wks)
- - - ----------------------------------------------------------------------------------------------------
Net sales                          $4,875,784    $3,703,823   $3,670,298    $3,687,020   $15,936,925
Gross profit                          418,362       311,771      331,270       352,088     1,413,491
Net earnings                           51,084        36,324       45,238        52,607       185,253
Net earnings per common
 share                                    .71           .51          .63           .73          2.58
Dividends declared per
 common share                            .195          .220         .220          .220          .855
Weighted average shares                71,583        71,818       71,937        72,005        71,817
====================================================================================================
                                             Fiscal Year (52 Weeks) Ended February 27, 1993
- - - ----------------------------------------------------------------------------------------------------
                                       First       Second          Third      Fourth         Year
                                     (16 wks)    (12 wks)       (12 wks)     (12 wks)      (52 wks)
- - - ----------------------------------------------------------------------------------------------------
Net sales                          $3,284,254    $2,469,609   $2,960,400    $3,853,737   $12,568,000
Gross profit                          258,616       196,999      238,909       342,082     1,036,606
Net earnings                           45,631        32,220       36,726        49,949       164,526
Net earnings per common
 share                                    .64           .45          .51           .70          2.31
Dividends declared per
 common share                            .180          .195        .195           .195          .765
Weighted average shares                71,575        71,117      71,393         71,398        71,341
====================================================================================================

The results for the third quarter of 1993 include four weeks of Wetterau Incorporated, which was acquired in October 1992 and accounted for as a purchase. The fourth quarter of 1993 includes 13 weeks of results for Wetterau.

Stock Exchange
The company's common stock is listed on the New York Stock Exchange (trading symbol SVU).

Stockholders of the Company
As of May 5, 1994, there were approximately 8,230 holders of the company's common stock.

                               GRAPHICS APPENDIX


     A bar graph on page 15 of the Annual Report appears under the caption "Capital Expenditures (In Millions)" and graphs the following information:

                     1995 (BUDGET)  1994   1993
                     -------------  ----   ----

Food Distribution        $283       $204   $160

Retail Food               192         78     55

Corporate                  25         39     20
                         ----       ----   ----

   TOTAL                 $500       $321   $235