Form 10-K, Exhibit 13
SUPERVALU INC
filed 1995-05-25
CIK 95521

                                                                    EXHIBIT (13)

FINANCIAL REVIEW

SUPERVALU management decisions are guided by established policies covering financial goals, capital structure, capital investment and dividends. The company's long-term financial goals are arrived at by balancing two broad objectives: increasing profitability levels and maintaining a strong capital structure.

The profitability of the company is gauged by return on investment measures. Achievement of targeted return levels in these areas would lead to excellent returns for the company's stockholders through increasing dividends and higher valuations on their investment in the company. These measures are an integral part of the company's planning process and are an integral part of management incentive compensation.

CAPITAL STRUCTURE

Management believes that maintaining a strong capital structure and maintaining financial flexibility provides a significant competitive advantage and allows the company to be opportunistic in terms of acquisitions. The current level of capital has remained relatively constant over the last three years. The debt-to-total capitalization ratio increased in 1993, with the purchase of Wetterau, and has been affected by acquisition activity in 1995 and 1994.

The capital structure of SUPERVALU at each fiscal year-end included the following:

Summary of Balance Sheet Capitalization
--------------------------------------------------------------------------
(In millions)                                  1995        1994       1993
--------------------------------------------------------------------------
Short-term borrowings                      $  226.2    $   23.1   $  251.5
Long-term debt                              1,224.5     1,139.1    1,118.5
Present value of:
  Capital leases                              179.6       163.4      158.9
  Retailer finance leases                      84.0        88.4       95.8
--------------------------------------------------------------------------
Total debt, including current
  maturities                                1,714.3     1,414.0    1,624.7
Stockholders' equity                        1,193.2     1,275.5    1,134.8
--------------------------------------------------------------------------
Total capitalization                       $2,907.5    $2,689.5   $2,759.5
--------------------------------------------------------------------------
Debt-to-total capitalization                     59%         53%        59%

LIQUIDITY

Internally generated funds, principally from the company's food distribution business, were the major source of capital for liquidity and growth in 1995 and 1994. The debt-to-total capitalization ratio increased to 59 percent in 1995, primarily due to the use of short-term borrowings to finance acquisitions. Management expects that the company will continue to replenish operating assets and reduce aggregate debt with internally-generated funds and capital leases unless additional funds are necessary to complete acquisitions. The company has adequate short-term and long-term financing capabilities to fund acquisitions as the opportunities arise.

Cash provided from operations, which was not affected by the restructuring and other charges, was $341 million in 1995, compared with $433 million in 1994, and $404 million in 1993. The issuance of short-term and long-term debt of $349.5 million and cash provided from operations were used to finance capital expenditures, repay long-term debt and finance acquisitions. The company financed $298.1 million in capital expenditures and repaid $221.2 million of long-term debt, a portion of which was assumed as part of the acquisitions of Sweet Life Foods, Hyper Shoppes, Inc., Texas T Stores, Wetterau Properties, Inc. and Delice de France. In 1995, total capital expenditures of $298.1 million included $16 million related to the ADVANTAGE project.

[PHOTO OF JEFF GIRARD]

Jeff Girard
Executive Vice President and
Chief Financial Officer

The company issued $150 million in debt securities in 1995. The proceeds were used to refund $100 million of notes due August 1994; repay $32 million of certain mortgage indebtedness assumed by the company in connection with the acquisition of Wetterau Properties; and repay $18 million of short-term borrowings.

The company intends to invest at least $175 million under the ADVANTAGE project with approximately $104 million of the expenditures occurring in 1996. The monies will be used to fund regional facilities, technology and various mechanization systems. The company expects that the investment in ADVANTAGE will be recovered by the reduction in inventory and property levels.

SUPERVALU will continue to use short-term and long-term debt as a supplement to internally generated funds to finance its activ-ities. To that end, the company has a "shelf registration" in effect pursuant to which the company could sell an additional $400 million of long-term debt without further registration. The company has $300 million of debt due in November of 1995, which it intends to refinance by utilizing the existing shelf registration or the use of the available revolving credit agreement. The use of available revolving credit of $400 million, the shelf registration or any other long-term debt will depend on management's views with respect to long-term capital needs and the relative attractiveness of short-term versus long-term interest rates.

The company's financial position and long-term debt ratings are strong, with an A rating from Standard and Poor's and an A3 rating from Moody's. These strong ratings, the available credit facilities and internally-generated funds provide the company with the financial flexibility to meet unexpected liquidity needs.

EXPANSION PLANS FOR FISCAL 1996

SUPERVALU's capital budget for fiscal 1996, which includes leases, is $500 million compared with the $382 million and $321 million incurred during 1995 and 1994, respectively. The capital budget provides sufficient funding for the growth of the company and covers anticipated projects under the ADVANTAGE initiative.


[BAR GRAPH APPEARS HERE CONTAINING THE FOLLOWING INFORMATION:]

                     1996 (Budget)   1995   1994
                     -------------  -----  -----

Food Distribution         $345      $ 202  $ 204
Retail Food                142        140     78
Corporate                   13         40     39
                          ----      -----  -----

     TOTAL                $500      $ 382  $ 321


Approximately $241 million of the 1996 capital budget is slated for use in the company's food distribution activities for regular replacement, productivity and capacity enhancement projects and for financing the company's independent retailers. Retailer financing activities typically do not require new cash outlays because they are leases or guarantees or funded by the repayment of existing notes. In addition, the company has allocated $104 million for the ADVANTAGE project related to food distribution activities.

The retail food capital budget of $142 million ($32 million of which are capital leases) covers corporately-owned retail food businesses. The budget provides for approximately 33 new corporate retail stores and several store remodels and expansions. The balance of the 1996 capital budget is dedicated to the corporate area and will be utilized principally for computer equipment.

These capital spending activities are not expected to result in an increase in the company's debt-to-total-capitalization ratio as internal cash flow is expected to support all spending requirements except leases. Because of the opportunistic nature of acquisitions, no amount for acquisition activity is included in the capital budget. The capital budget does include amounts for projects which are subject to change and for which firm commitments have not been made.

DIVIDENDS

Cash dividends declared during fiscal 1995 amounted to 92 1/2 cents per common share, an increase of 8.2 percent over the 85 1/2 cents per share declared in the prior fiscal year. This was the 58th year of consecutive cash dividends and the 23rd year of successive annual increases. Cash dividend payments have increased since 1974 at an annual compounded rate of 11.4 percent. The company's dividend policy will continue to emphasize a high level of earnings retention.
























COMMON STOCK PRICE

SUPERVALU's common stock is listed on the New York Stock Exchange under the symbol SVU. At year-end, there were 8,060 stockholders of record compared with 8,233 at the end of fiscal 1994.

--------------------------------------------------------------------
                             Common Stock              Dividends Per
                             Price Range                   Share
Fiscal Quarter      1995                 1994          1995     1994
--------------------------------------------------------------------
               High      Low         High      Low
--------------------------------------------------------------------
First          $37       $31       $34 1/2   $29 7/8   $.220   $.195
Second          31 7/8    27 1/2    37 5/8    32        .235    .220
Third           28 3/4    23 7/8    35 3/4    32        .235    .220
Fourth          26        22 1/8    40 1/8    32 1/2    .235    .220
--------------------------------------------------------------------
Year           $37       $22 1/8   $40 1/8   $29 7/8   $.925   $.855
--------------------------------------------------------------------

Dividend payment dates are on or about the 15th day of March, June, September and December, subject to Board of Directors approval.

[LOGO]

RESULTS OF OPERATIONS

The following table sets forth items from the company's Consolidated Statements of Earnings as percentages of net sales:

--------------------------------------------------------------------------------
                                                  Fiscal Year Ended
--------------------------------------------------------------------------------
                                      February 25,   February 26,   February 27,
                                          1995           1994          1993
                                       (52 weeks)     (52 weeks)     (52 weeks)
--------------------------------------------------------------------------------
Net sales                                100.0%         100.0%         100.0%
Cost of sales                             90.8           91.1           91.8
Selling and administrative expenses        7.1            6.6            5.9
Restructuring and other charges            1.5              -              -
Interest expense                            .8             .7             .6
Interest income                            (.2)           (.2)           (.2)
Equity in earnings of ShopKo               (.1)           (.1)           (.2)
--------------------------------------------------------------------------------
Earnings before income taxes                .1            1.9            2.1
Income taxes                                .1             .7             .8
ShopKo deferred tax credit                 (.3)             -              -
--------------------------------------------------------------------------------
Net earnings                                .3%           1.2%           1.3%
--------------------------------------------------------------------------------

Wetterau was acquired in October 1992 and treated as a purchase in the fiscal year ended February 27, 1993; therefore, earnings contributions are net of goodwill amortization of $11.2 million in 1995; $10.8 million in 1994; and $3.4 million in 1993, as well as financing costs. Seventeen weeks of Wetterau results were included in fiscal 1993 and 52 weeks in fiscal 1994 and fiscal 1995.

NET SALES

Net sales increased 3.9 percent to $16.6 billion in fiscal 1995, from $15.9 billion in 1994. Net sales increased 26.8 percent in 1994 from $12.6 billion in 1993. The increase in net sales in 1995 was principally due to the acquisitions of Sweet Life Foods, Texas T Stores and Hyper Shoppes, Inc. However, the increase in 1995 was impacted by lost sales due to warehouse consolidations and declining sales in Twin Valu and Laneco retail stores closed or announced to be closing as a result of the restructuring. The increase in net sales in 1994 was principally due to the acquisition of Wetterau. Sales for 1994 would have increased approximately 1 percent excluding the sales impact of the Wetterau acquisition and the sale of the Salem division.

Food distribution sales increased $.5 billion in 1995 to $14.8 billion, a 3.2 percent increase. The increase over 1994 net sales was due to the acquisitions of Sweet Life Foods and Texas T Stores. New store openings in the company's retail food chains also contributed to the sales increase over last year. The added sales contributions from acquisitions and new store openings were partially offset by lost sales due to warehouse consolidations and competitive market conditions at the retail level. Food inflation was negligible in both years. Food distribution sales for 1994 increased 25.4 percent over 1993 net sales of $11.4 billion due to the Wetterau acquisition. Both years were affected by increased competition, slower retail development due to the inability of developers to obtain financing, and low food inflation.

Retail food sales increased 14.2 percent in 1995 to $4.2 billion, compared with $3.7 billion in 1994. Sales in 1994 grew 36.9 percent over 1993 sales of $2.7 billion. The increase in 1995 was primarily due to the acquisitions of Hyper Shoppes, Inc. and Texas T Stores and new store openings. However, this increase was partially offset by a decline in same-store sales of approximately 1 percent, which was primarily due to competitive pressures and reduced sales in stores closed or announced to be closing as a result of the restructuring. The increase in 1994 was due to the full year versus partial year contribution from Wetterau's retail operations and new store openings, which was partially offset by a decline in same-store sales of 2 percent.

GROSS PROFIT

Gross profit as a percentage of net sales increased to 9.2 percent in 1995, compared with 8.9 percent in 1994 and 8.2 percent in 1993. These increases were due principally to the growing proportion within the company's total sales mix of the higher-margined retail food business, which represented 25 percent of total sales in 1995, compared with 23 percent and 22 percent in 1994 and 1993, respectively. The Hyper Shoppes, Inc. and Texas T Stores acquisitions and an increase in the number of corporately-owned Cub Foods stores contributed to the higher gross profit percentage. Food distribution gross profit margin was relatively flat, positively affected by increased fees on certain products, the growth of Save-A-Lot and growth in private label sales. These positive impacts were largely offset by an increase in insurance expense, higher LIFO expense, a reduction in off-invoice allowances offered by certain vendors, and an increase in expenses associated with the company's warehouse consolidation activities.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses were 7.1 percent of net sales in 1995, compared with 6.6 percent in 1994, and 5.9 percent in 1993. The higher percentage in 1995 was attributable primarily to the increased proportion of the company's retail food operations. Additional factors contributing to the higher selling and administrative percentage were the ADVANTAGE project, warehouse consolidation activity in several markets and integration costs of the Sweet Life acquisition. Expenses of $15 million related to the ADVANTAGE project were incurred. Selling and administrative expenses as a percent of net sales were also higher than last year due to closing and exit activities at the Twin Valu and Laneco locations. The higher percentage in 1994 compared with 1993 was due principally to the increased proportion of the company's retail operations. The company anticipates an increase in expenses to $23 to $29 million related to the ADVANTAGE project next year, however, a net earnings contribution from this project is anticipated in fiscal 1997.

RESTRUCTURING AND OTHER CHARGES

In December 1994 the company announced a change in operating strategy which included the decision to restructure certain of its operations and reassess the recoverability of underlying assets. Restructuring and other charges totaling $244 million were recorded to provide for the implementation of the plan formulated under the ADVANTAGE project, and the sale, closure or restructure of certain retail businesses. The aggregate charges also included the recognition of certain asset impairments based on the company's established process of reviewing intangibles on a periodic recurring basis.

Management's objective under the ADVANTAGE project is to fundamentally change its business processes to improve the effectiveness and efficiency of the company's food distribution system thus lowering the cost of goods to the company's customers. Its retail food objective is to improve retail performance by eliminating certain operations and assets that do not add shareholder value and focusing on building its successful retail formats. The restructuring plan, which was approved by the Board of Directors, resulted from a comprehensive review of industry trends and company operations, and represents a new business vision for the company. The restructuring plan anticipates four main initiatives: creation of three regional "upstream" distribution facilities; resets and mechanized inventory sort at "downstream" distribution facilities; elimination of certain retail businesses and assets; and a realignment of both food distribution and retail food organizations and operations.

Under the plan, food distribution costs are expected to be reduced through enhanced logistic procedures. This is expected to be accomplished by better balancing the trade-offs of lower prices from volume buying against handling, storage and transportation expenses. Planned upstream facilities will provide regional distribution of general merchandise, health and beauty care products and slow-moving grocery items. Construction of the Anniston, Alabama prototype "upstream" facility is underway and is scheduled for completion in January 1996. A second facility, a 530,000 square-foot distribution center in Perryman, MD was acquired in November 1994 and will be used both for relocation of the company's Maryland division and for selected upstream functions. The company believes that the regional upstream facilities will allow better price brackets for certain items and categories plus reduced freight expenses. Extensive mechanization is planned for most facilities and inventory levels are expected to decline substantially. Changes in the pricing of goods and services are also planned. It is management's belief that when fully implemented, SUPERVALU will have the ability to deliver product into the marketplace on a competitively advantageous basis.

The retail changes involve a refocusing of the company's corporate retail efforts on formats which it believes will produce the best results in the future. The two Twin Valu supercenters have been closed and Laneco will re-focus on food-driven formats and exit certain non-food operations.

The aggregate charges include $204.8 million for activities under the restructuring plan and an additional $39.2 million for asset impairment. The asset impairment charge covers intangibles in businesses where future undiscounted cash flow is not sufficient to recover the book value of the recorded intangible. The restructuring charges do not cover certain aspects of the plan, including new information systems, anticipated operating losses, implementation costs associated with the ADVANTAGE project, employee relocation and training. These costs are not considered exit activities and will be recognized as incurred. Cash expenditures related to the aggregate charges were $3.9 million during fiscal 1995. Additional cash expenditures are estimated to be $29.2 million in fiscal 1996 and $22.8 million thereafter. These cash expenditures cover severance, pension, outplacement and carrying costs of impaired food distribution real estate. Management anticipates that the future cash require-

[LOGO]

ments will be funded through internally generated cash, principally from inventory and property reductions.

The aggregate charges include $53.1 million for severance, pension and outplacement which is based on the projected impact of the plan on employee levels in both food distribution and retail food. The company expects approximately 4,300 positions will be eliminated under the re-engineering efforts, 1,700 of which are employed in retail food operations. During 1995 approximately 338 positions were eliminated which resulted in severance and outplacement payments of $1.6 million. The restructuring charges also include a $20.0 million provision in food distribution which represents expected losses on the sale of tangible assets and expenses under non-cancelable leases as a result of the strategic shift. Expenditures under non-cancelable leases and write-offs of losses on sale of $6.0 million were incurred during the fourth quarter of 1995.

The restructuring charges include an $87.8 million provision for property and lease discontinuances at retail locations, resulting primarily from various exit strategies and payment of portions of non-cancelable lease obligations. A portion of this amount was established to provide for the exiting of the company's Twin Valu business. The two Twin Valu supercenters were closed during the fourth quarter of 1995. The company finalized a sales agreement on March 20, 1995, covering one Twin Valu supercenter and a vacant parcel which had been acquired for another supercenter. Another portion of this provision covers a substantial restructuring of the company's Laneco division. This will involve the sale or other disposition of 7 stores, including all department store retail units. Four Laneco stores were closed during the fourth quarter of 1995, and the remaining 3 stores are in the process of closing. The company is involved in active negotiation for the sale or closing of approximately 19 other retail units which have not been publicly identified at this time. The company is attempting to sell these units on a going-concern basis so the timing of individual retail transactions will vary. Charges of $16.7 million were incurred during the fourth quarter of 1995 related to the closedown of retail locations. The retail units covered by the reserve had aggregate sales of $296.3, $291.7 and $234.1 million in 1995, 1994 and 1993, respectively, and pre-tax losses of $21.3, $19.0 and $9.2 million in 1995, 1994 and 1993, respectively.

The final component of the aggregate charges is a $43.9 million impairment provision representing the effect of the strategic shift on the recoverability of certain assets. The company holds land for development, transition stores for wholesale market share, certain warehouse properties and miscellaneous sites which will be disposed of as soon as practicable. During the fourth quarter of 1995, charges of $3.3 million were incurred, leaving a reserve of $40.6 million to cover expenditures and write-offs expected to be incurred during the next six months.

OPERATING EARNINGS

The company's pre-tax operating earnings (earnings before interest, corporate expenses, equity in earnings of ShopKo and taxes) decreased 61.4 percent to $153.2 million after increasing 28.4 percent in 1994. The decrease in operating earnings was primarily due to restructuring and other charges. Excluding restructuring and other charges, operating earnings decreased 3.1 percent to $384.6 million. The decrease was due to expenses incurred for the ADVANTAGE project, warehouse consolidation activity and an increase in insurance expense.

Food distribution operating earnings before restructuring and other charges decreased 4.1 percent in 1995, to $350.5 million, following a 28.6 percent gain in 1994 over 1993 operating earnings. Operating earnings were affected by warehouse consolidation expenses, an increased LIFO charge, higher insurance expenses, and integration costs of the Sweet Life acquisition. The increase in 1994 was primarily due to the acquisition of Wetterau; however, improved productivity and overall improvements in expense control also contributed to the results.

Retail food operating earnings before restructuring and other charges increased
8.4 percent in 1995, to $34.0 million, from $31.4 million in 1994, which increased 26.3 percent over 1993 operating earnings. The increase in 1995 was primarily due to the Hyper Shoppes, Inc. and Texas T Stores acquisitions, and the increase in contribution from corporately-owned Cub stores. However, the increased operating earnings were partially offset by reduced gross margins resulting from competitive pressures, expenses related to new store openings, and reduced sales in stores closed or announced to be closing as a result of the restructure. The increase in 1994 was due to the addition of the Wetterau retail operations and the increase in contribution from corporately-owned Cub and Scott's stores.

INTEREST INCOME AND EXPENSE

Interest income for 1995 was below 1994, due to the reduction in notes receivable as a result of the sale of notes in the ordinary course of business at the end of fiscal 1994. Interest income in 1994 increased over 1993, due to the notes receivable acquired in conjunction with the Wetterau acquisition offsetting the effect of declining rates. Interest expense increased to $135.4 million for 1995, compared with $120.3 million for 1994, due primarily to an increase in short-term borrowings related to acquisitions, and higher interest rates. In addition, the increase in interest expense was due to the issuance of $150 million in debt securities in July of 1994, part of which was used to repay a maturing issue in the amount of $100 million, and an increase in short-term borrowing rates. The increase in interest expense in 1994 over 1993 was primarily due to the Wetterau acquisition, partially offset by lower interest rates.

EQUITY IN EARNINGS OF SHOPKO

ShopKo net sales for 1995 increased 6.6 percent to $1.85 billion, compared to 1994 sales of $1.74 billion, an increase of 3.3 percent over 1993. ShopKo reported total net earnings of $37.8 million for 1995, an increase of 17.6 percent from 1994. Net earnings increased due to improved gross margins and lower selling, general and administrative expenses resulting from tight expense control. Net earnings for 1994 were $32.1 million, a 35.9 percent decrease compared with 1993. ShopKo's net earnings for 1994 were negatively impacted by lower gross margins and higher selling, general and administrative expenses. In addition, ShopKo's 1994 earnings were reduced by the cumulative effect of a change in accounting for future postretirement medical benefits (SFAS No. 106) and a higher tax rate.

INCOME TAXES

The effective tax rate before the restructuring and other charges increased to 38 percent in 1995, from 37 percent in 1994, and 36 percent in 1993. The increase in the effective tax rate was principally due to the increase in goodwill resulting from recent acquisitions.

The Internal Revenue Service ("IRS") completed its review for tax years ending in 1991 and 1992, which included the partial disposition of ShopKo in October 1991. The transaction was reported as a taxable sale in the audited financial statements for that year. Upon completion of their review, the IRS concluded that the partial disposition of ShopKo resulted in no tax liability. Therefore, the $40.8 million of deferred taxes provided by the company in the financial statements was reversed and reflected in the current year consolidated statement of earnings.

NET EARNINGS

Net earnings for 1995 decreased 76.6 percent to $43.3 million, compared with net earnings for 1994 of $185.3 million and $164.5 million reported in 1993. The decrease in net earnings in 1995 was primarily due to the restructuring and other charges, partially offset by a one-time tax credit related to the partial disposition of ShopKo. After adjusting 1995 earnings to exclude the restructuring and other charges and the ShopKo deferred tax credit, net earnings decreased 12.6 percent to $161.9 million. The net earnings increase in 1994 over 1993 was due to the Wetterau acquisition and tight expense controls.

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

TEN YEAR FINANCIAL AND OPERATING SUMMARY

---------------------------------------------------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
---------------------------------------------------------------------------------------------------------------------------
                                                                1995             1994             1993         1992 (b)
---------------------------------------------------------------------------------------------------------------------------
Statement of Earnings Data (a)
 Net sales                                               $16,563,772      $15,936,925      $12,568,000      $10,632,301
 Cost of sales                                            15,040,117       14,523,434       11,531,394        9,807,633
 Selling and administrative expense                        1,169,843        1,044,433          746,857          583,789
 Restructuring and other charges                             244,000                -                -                -
 Interest, net                                               111,271           89,767           54,203           34,320
 Equity in earnings of ShopKo                                 17,384           14,789           23,072           32,176
 Earnings before taxes and accounting change                  15,925          294,080          258,618          322,840
 Provision for income taxes (f)                              (27,409)         108,827           94,092          115,175
 Net earnings                                                 43,334          185,253          164,526          194,377

 Earnings per common share before accounting change              .61             2.58             2.31             2.78
 Net earnings per common share                                   .61             2.58             2.31             2.60
-----------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (a)
 Inventories (FIFO)                                      $ 1,230,017      $ 1,227,170      $ 1,247,337      $   862,621
 Working capital (d)                                         319,429          452,121          361,093          534,182
 Net property, plant and equipment                         1,571,298        1,410,123        1,384,241          879,186
 Total assets                                              4,305,149        4,042,351        4,064,189        2,484,300
 Long-term debt (e)                                        1,459,766        1,262,995        1,347,386          608,241
 Stockholders' equity                                      1,193,222        1,275,458        1,134,820        1,030,981
-----------------------------------------------------------------------------------------------------------------------------
Other Statistics (a)
 Earnings before accounting change as a
  percent of net sales (g)                                       .98%            1.16%            1.31%            1.95%
 Return on average stockholders' equity (g)                    12.95%           15.40%           15.32%           20.17%
 Book value per common share                             $     16.92      $     17.62      $     15.84      $     14.35
 Current ratio (d)                                            1.22:1           1.37:1           1.27:1           1.72:1
 Debt to capital ratio                                            59%              53%              59%              43%
 Dividends declared per common share                     $       .92 1/2  $       .85 1/2  $       .76 1/2  $       .70 1/2
 Weighted average common shares outstanding                   71,388           71,817           71,341           74,700
 Depreciation and amortization                           $   198,718      $   186,261      $   140,790      $   111,488
 Capital expenditures, excluding retailer financing      $   319,560      $   239,602      $   164,728      $   175,624
------------------------------------------------------------------------------------------------------------------------------

Notes:
(a) Amounts for all years prior to 1992 have been restated to reflect the company's ownership percentage in ShopKo under the equity method of accounting because of the sale of a 54 percent interest in ShopKo, effective October 16, 1991. Fiscal 1992 and 1987 contained 53 weeks; all other years cover 52 weeks. Dollars in thousands except per share and percentge data.

(b) The cumulative effect of adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in a decrease in net earnings of $13,288,000 ($.18 per share). A $51,304,000 after-tax gain on the sale of a 54 percent interest in ShopKo was included in fiscal 1992 net earnings ($.69 per share). All statistics incude the results of both transactions.

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

(e) Total long-term debt incudes long-term debt and long-term obligations under capital leases.

(f) Includes a reversal of $40.8 million of deferred taxes in 1995 related to the partial disposition of ShopKo in 1992.

(g) The 1995 ratios were calculated excluding the restructuring and other charges and excluding the reversal of $40.8 million of deferred taxes related to the partial disposition of ShopKo. The ratios for earnings before accounting change as a percent of net sales and the return on average stockholders' equity would have been .26 and 3.46 percent, respectively, if the restructuring and other charges and the reversal of $40.8 million of deferred taxes had not been excluded.

-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
       1991            1990            1989            1988        1987 (c)          1986
-----------------------------------------------------------------------------------------

$10,104,899      $9,734,811      $9,061,176      $8,331,333      $8,172,099    $7,164,463
  9,360,886       9,043,953       8,429,692       7,751,172       7,620,235     6,727,338
    531,972         484,586         433,177         399,504         381,822       286,259
          -               -               -               -               -             -
     31,441          33,104          34,532          30,089          23,288        10,727
     45,080          42,562          36,943          27,122          21,594        16,122
    225,680         215,730         200,718         177,690         168,348       156,261
     70,544          67,984          63,250          64,678          81,837        65,014
    155,136         147,746         137,468         113,012          72,871        91,247

       2.06            1.97            1.84            1.51            1.16          1.23
       2.06            1.97            1.84            1.51             .98          1.23
-----------------------------------------------------------------------------------------

$   785,395      $  726,194      $  688,947      $  618,545      $  588,646    $  524,184
    196,217         188,139         165,887         217,320         169,526       250,372
    789,443         701,162         666,508         518,197         474,296       450,803
  2,401,357       2,239,900       2,116,202       1,844,918       1,641,401     1,410,739
    567,444         549,694         557,828         529,894         415,907       412,966
    978,678         869,891         763,706         660,720         578,275       534,830
-----------------------------------------------------------------------------------------

       1.54%           1.52%           1.52%           1.36%           1.06%         1.27%
      16.82%          18.12%          19.31%          18.28%          15.55%        18.06%
$     13.01      $    11.59      $    10.20      $     8.84      $     7.76    $     7.20
     1.24:1          1.25:1          1.22:1          1.35:1          1.28:1        1.56:1
         46%             46%             46%             49%             45%           40%
$       .64 1/2  $      .58 1/2  $      .48 1/2  $      .43 1/2  $      .41    $      .37
     75,165          74,972          74,785          74,634          74,387        74,184
$   105,582      $   95,593      $   86,944      $   85,179      $   71,955    $   61,092
$   203,199      $  142,899      $  193,218      $  137,533      $  214,314    $  172,346
-----------------------------------------------------------------------------------------

CONSOLIDATED COMPOSITION OF NET SALES AND OPERATING EARNINGS
-------------------------------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
-------------------------------------------------------------------------------------------------------
The following table sets forth, for each of the last five fiscal years, the composition of the company's net sales and operating earnings.
-------------------------------------------------------------------------------------------------------
(In thousands, except percent data)        1995          1994          1993          1992          1991
-------------------------------------------------------------------------------------------------------
Net sales
-------------------------------------------------------------------------------------------------------
Food distribution                   $14,820,009   $14,361,255   $11,448,148   $ 9,841,033   $ 9,523,719
                                           89.5%         90.1%         91.1%         92.6%         94.2%
Retail food                           4,219,691     3,696,145     2,699,075     2,002,923     1,764,745
                                           25.4%         23.2%         21.5%         18.8%         17.5%
Less: Eliminations                   (2,475,928)   (2,120,475)   (1,579,223)   (1,211,655)   (1,183,565)
                                          (14.9)%       (13.3)%       (12.6)%       (11.4)%       (11.7)%
 Total net sales                    $16,563,772   $15,936,925   $12,568,000   $10,632,301   $10,104,899
                                          100.0%        100.0%        100.0%        100.0%        100.0%
-------------------------------------------------------------------------------------------------------
Operating earnings
-------------------------------------------------------------------------------------------------------
Food distribution                   $   257,495   $   365,527   $   284,337   $   241,666   $   214,155
Retail food                            (104,338)       31,366        24,842        12,512        11,761
                                    -------------------------------------------------------------------
 Total operating earnings               153,157       396,893       309,179       254,178       225,916

Interest expense, net                  (111,271)      (89,767)      (54,203)      (34,320)      (31,441)
General corporate expenses              (43,345)      (27,835)      (19,430)      (13,299)      (13,875)
                                    -------------------------------------------------------------------
 Earnings before equity in earnings
  of ShopKo, gain on sale of
  ShopKo stock and income taxes          (1,459)      279,291       235,546       206,559       180,600
Equity in earnings of ShopKo             17,384        14,789        23,072        32,176        45,080
Gain on sale of ShopKo stock                  -             -             -        84,105             -
                                    -------------------------------------------------------------------
 Earnings before income taxes       $    15,925   $   294,080   $   258,618   $   322,840   $   225,680
-------------------------------------------------------------------------------------------------------
Identifiable assets
-------------------------------------------------------------------------------------------------------
Food distribution                   $ 2,843,862   $ 2,644,670   $ 2,830,400   $ 1,594,003   $ 1,542,859
Retail food                           1,121,596       948,551       837,148       508,441       328,383
Corporate                               339,691       449,130       396,641       381,856       530,115
                                    -------------------------------------------------------------------
 Total                              $ 4,305,149   $ 4,042,351   $ 4,064,189   $ 2,484,300   $ 2,401,357
-------------------------------------------------------------------------------------------------------
Depreciation and amortization
-------------------------------------------------------------------------------------------------------
Food distribution                   $   107,471   $   105,763   $    83,686   $    71,326   $    72,009
Retail food                              76,145        64,924        48,303        35,360        27,433
Corporate                                15,102        15,574         8,801         4,802         6,140
                                    -------------------------------------------------------------------
 Total                              $   198,718   $   186,261   $   140,790   $   111,488   $   105,582
-------------------------------------------------------------------------------------------------------
Capital expenditures
-------------------------------------------------------------------------------------------------------
Food distribution                   $   159,838   $   131,322   $    60,408   $    94,835   $   129,518
Retail food                             119,605        69,939        78,715        68,562        64,594
Corporate                                40,117        38,341        25,605        12,227         9,087
                                    -------------------------------------------------------------------
 Total                              $   319,560   $   239,602   $   164,728   $   175,624   $   203,199
-------------------------------------------------------------------------------------------------------

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

Operating earnings in 1995 for food distribution and retail food were reduced by $93.1 and $138.4 million, respectively, for restructuring and other charges. General corporate expenses includes $12.6 million for restructuring and other charges.

See notes following the Ten Year Financial and Operating Summary and notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
---------------------------------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
---------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                     Fiscal Year Ended
---------------------------------------------------------------------------------------------------------
                                                             February 25,    February 26,    February 27,
                                                                     1995            1994            1993
                                                               (52 Weeks)      (52 Weeks)      (52 Weeks)
---------------------------------------------------------------------------------------------------------
Net sales                                                     $16,563,772     $15,936,925     $12,568,000
Costs and expenses
 Cost of sales                                                 15,040,117      14,523,434      11,531,394
 Selling and administrative expenses                            1,169,843       1,044,433         746,857
 Restructuring and other charges                                  244,000               -               -
 Interest
  Interest expense                                                135,383         120,292          83,066
  Interest income                                                  24,112          30,525          28,863
---------------------------------------------------------------------------------------------------------
   Interest expense, net                                          111,271          89,767          54,203
---------------------------------------------------------------------------------------------------------
    Total costs and expenses                                   16,565,231      15,657,634      12,332,454
---------------------------------------------------------------------------------------------------------
Earnings (loss) before equity in earnings of ShopKo
 and income taxes                                                  (1,459)        279,291         235,546
Equity in earnings of ShopKo                                       17,384          14,789          23,072
---------------------------------------------------------------------------------------------------------
Earnings before income taxes                                       15,925         294,080         258,618
Provision for income taxes
 Current                                                          113,505         110,717          79,980
 Deferred                                                        (140,914)         (1,890)         14,112
---------------------------------------------------------------------------------------------------------
  Income tax expense                                              (27,409)        108,827          94,092
---------------------------------------------------------------------------------------------------------
Net earnings                                                  $    43,334     $   185,253     $   164,526
---------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding               71,388          71,817          71,341

Net earnings per common share                                        $.61           $2.58           $2.31
---------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
-------------------------------------------------------------------------------------------------
(In thousands, except per share data)                        February 25, 1995  February 26, 1994
-------------------------------------------------------------------------------------------------
Assets
Current Assets
 Cash                                                               $    4,839         $    2,846
 Receivables, less allowance for losses of $29,268 in 1995
  and $33,820 in 1994                                                  383,458            352,151
 Inventories                                                         1,109,791          1,113,937
 Other current assets                                                  148,252             94,379
-------------------------------------------------------------------------------------------------
   Total current assets                                              1,646,340          1,563,313
-------------------------------------------------------------------------------------------------
Long-term notes receivable                                              73,094             66,568
Long-term investment in direct financing leases                         77,688             81,574
Property, plant and equipment
 Land                                                                  202,949            172,241
 Buildings                                                             868,379            769,036
 Property under construction                                            51,640             73,950
 Leasehold improvements                                                134,094            114,724
 Equipment                                                             970,779            890,050
 Assets under capital leases                                           205,030            175,891
-------------------------------------------------------------------------------------------------
                                                                     2,432,871          2,195,892
Less accumulated depreciation and amortization
 Owned property, plant and equipment                                   825,546            746,027
 Assets under capital leases                                            36,027             39,742
-------------------------------------------------------------------------------------------------
   Net property, plant and equipment                                 1,571,298          1,410,123
-------------------------------------------------------------------------------------------------
Investment in ShopKo                                                   182,839            173,567
Goodwill                                                               515,009            427,559
Other assets                                                           238,881            319,647
-------------------------------------------------------------------------------------------------
Total assets                                                        $4,305,149         $4,042,351
-------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                            February 25, 1995   February 26, 1994
------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
 Notes payable                                                                     $  226,168          $   23,082
 Accounts payable                                                                   1,003,106             883,088
 Current maturities of long-term debt                                                   9,277             108,728
 Current obligations under capital leases                                              19,060              19,222
 Other current liabilities                                                            189,526             190,305
------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                         1,447,137           1,224,425
------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                      1,215,184           1,030,378

Long-term obligations under capital leases                                            244,582             232,617

Deferred income taxes                                                                       -              99,734

Other liabilities                                                                     205,024             179,739

Commitments and contingencies                                                               -                   -

Stockholders' equity
 Preferred stock, no par value: Authorized 1,000 shares
  Shares issued and outstanding, 6 in 1995 and 1994 ($1,000 stated value)               5,908               5,908
 Common stock, $1.00 par value: Authorized 200,000 shares
  Shares issued, 75,335, in 1995 and 1994                                              75,335              75,335
 Capital in excess of par value                                                        12,717              12,966
 Retained earnings                                                                  1,236,507           1,268,117
 Treasury stock, at cost, 5,161 shares in 1995 and 3,276 in 1994                     (137,245)            (86,868)
------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                        1,193,222           1,275,458
------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                         $4,305,149          $4,042,351
------------------------------------------------------------------------------------------------------------------

                                                                              27

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
                                                                      Capital in
                                                 Preferred    Common   Excess of     Treasury     Retained
                                                     Stock     Stock   Par Value        Stock     Earnings        Total
------------------------------------------------------------------------------------------------------------------------
Balances at February 29, 1992                       $    -   $75,335     $12,755    $ (91,496)  $1,034,387   $1,030,981
Net earnings                                             -         -           -            -      164,526      164,526
Sales of common stock under
 option plans                                            -         -        (932)       8,321            -        7,389
Cash dividends declared on common
 stock--$.765 per share                                  -         -           -            -      (54,539)     (54,539)
Compensation under employee
 incentive plans                                         -         -         761        6,003            -        6,764
Purchase of shares for treasury                          -         -           -      (20,301)           -      (20,301)
------------------------------------------------------------------------------------------------------------------------
Balances at February 27, 1993                            -    75,335      12,584      (97,473)   1,144,374    1,134,820
Net earnings                                             -         -           -            -      185,253      185,253
Sales of common stock under
 option plans                                            -         -         225       10,838            -       11,063
Cash dividends declared on common
 stock--$.855 per share                                  -         -           -            -      (61,510)     (61,510)
Issuance of preferred stock                          5,908         -           -            -            -        5,908
Compensation under employee
 incentive plans                                         -         -         157         (233)           -          (76)
------------------------------------------------------------------------------------------------------------------------
Balances at February 26, 1994                        5,908    75,335      12,966      (86,868)   1,268,117    1,275,458
Net earnings                                             -         -           -            -       43,334       43,334
Sales of common stock under
 option plans                                            -         -        (290)       1,435            -        1,145
Cash dividends declared on common
 stock--$.925 per share                                  -         -           -            -      (66,024)     (66,024)
Compensation under employee
 incentive plans                                         -         -          41          253            -          294
Purchase of shares for treasury                          -         -           -      (52,065)           -      (52,065)
Other                                                    -         -           -            -       (8,920)      (8,920)
------------------------------------------------------------------------------------------------------------------------
Balances at February 25, 1995                       $5,908   $75,335     $12,717    $(137,245)  $1,236,507   $1,193,222
------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------------
SUPERVALU INC. and Subsidiaries
-------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                            Fiscal Year Ended
-------------------------------------------------------------------------------------------------------------------------
                                                                          February 25,      February 26,     February 27,
                                                                                  1995              1994             1993
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
 Net earnings                                                                $  43,334         $ 185,253        $ 164,526
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Equity in earnings of ShopKo                                                (17,384)          (14,789)         (23,072)
   Dividends received from ShopKo                                                6,482             6,483            6,490
   Depreciation and amortization                                               198,718           186,261          140,790
   Provision for losses on receivables                                           1,627             7,165            7,867
   Restructuring and other charges                                             244,000                 -                -
   Gain on sale of property, plant and equipment                                (3,689)             (404)          (2,734)
   Deferred income taxes                                                      (140,914)           (1,890)          14,112
   Treasury shares contributed to employee incentive plan                          525               444            6,282
 Changes in assets and liabilities, excluding effect from acquisitions:
   Receivables                                                                 (14,862)           (1,207)          21,917
   Inventories                                                                  52,296            22,222          119,959
   Other current assets                                                          4,638               108             (908)
   Direct financing leases                                                       9,517             9,183           12,881
   Accounts payable                                                              6,516            18,171          (19,968)
   Other liabilities                                                           (49,804)           15,745          (44,004)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                      341,000           432,745          404,138
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
 Additions to long-term notes receivable                                       (32,052)          (35,591)         (38,986)
 Proceeds received on long-term notes receivable                                33,396            51,557           53,136
 Net reductions to note receivable from ShopKo                                       -                 -          181,167
 Proceeds from sale of property, plant and equipment                            43,854            41,531           23,467
 Purchase of property, plant and equipment                                    (298,124)         (231,489)        (152,498)
 Business acquisitions, net of cash acquired                                  (111,083)                -         (643,718)
 Other investing activities                                                     33,033            44,249         (114,132)
-------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                         (330,976)         (129,743)        (691,564)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
 Net issuance (reduction) of short-term notes payable                          199,530          (228,414)        (108,910)
 Proceeds from issuance of long-term debt                                      150,000             4,365          701,363
 Repayment of long-term debt                                                  (221,245)           (9,462)        (219,320)
 Reduction of obligations under capital leases                                 (19,095)          (18,377)         (17,590)
 Proceeds from the sale of common stock under option plans                         212             9,521            5,985
 Dividends paid                                                                (65,368)          (59,562)         (53,574)
 Payment for purchase of treasury stock                                        (52,065)                -          (20,301)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                             (8,031)         (301,929)         287,653
-------------------------------------------------------------------------------------------------------------------------
Net increase in cash                                                             1,993             1,073              227
Cash at beginning of year                                                        2,846             1,773            1,546
-------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                          $   4,839         $   2,846        $   1,773
-------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUPERVALU INC. and Subsidiaries
-------------------------------------------------------------------------------

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

Inventories:
Inventories are stated at the lower of cost or market. Cost is determined through use of the last-in, first-out method (LIFO) for a major portion of consolidated inventories: 79.5 percent for fiscal 1995 and 82.0 percent for fiscal 1994. The first-in, first-out method (FIFO) is used to determine cost for remaining inventories which are principally perishable products. Market is replacement value. If the FIFO method had been used to determine cost of inventories for which the LIFO method is used, the company's inventories would have been higher by approximately $120.2 million at February 25, 1995 and $113.2 million at February 26, 1994.

Property, plant and equipment:
Property, plant and equipment are carried at cost. Depreciation, as well as amortization of assets under capital leases, is based on the estimated useful lives of the assets using a straight-line method. Interest on property under construction of $2.7, $2.9 and $4.0 million was capitalized in fiscal years 1995, 1994 and 1993, respectively.

Goodwill:
Amounts paid in excess of the fair value of acquired net assets are amortized on a straight-line basis over 5 to 40 years. The recoverability of goodwill is assessed by determining whether the goodwill balance can be recovered through projected cash flows and operating results over its remaining life. Any impairment of the asset would be recognized when it is probable that such future undiscounted cash flows will be less than the carrying value of the asset. Goodwill is shown net of accumulated amortization of $31.1 and $20.4 million for fiscal 1995 and 1994, respectively.

Accounts payable:
Accounts payable include $68.5 and $80.5 million at February 25, 1995 and February 26, 1994, respectively, of issued checks which had not cleared the company's bank accounts, reduced by deposits in transit and cash on deposit in the company's depository banks.

Financial Instruments:
The company, from time to time, utilizes interest rate caps, collars and swaps to manage interest costs and reduce exposure to interest rate changes. The difference between amounts to be paid or received is accrued and recognized over the life of such contracts.

Fair value disclosures of financial instruments:
The estimated fair value of notes receivable approximates the net carrying value at February 25, 1995 and February 26, 1994. Notes receivable are valued based on comparisons to publicly traded debt instruments of similar credit quality.

At February 25, 1995 and February 26, 1994 the estimated fair market value of the company's long-term debt (including current maturities) exceeded the carrying value by approximately $11 and $69 million, respectively. The estimated fair value was based on market quotes where available, discounted cash flows and market yields for similar instruments. The estimated fair market value of the company's commercial paper outstanding as of February 25, 1995 and February 26, 1994 approximated the carrying value. The fair market value of the company's interest rate caps, collars and swaps was immaterial at February 25, 1995 and February 26, 1994.

Pre-opening costs:
Pre-opening costs of retail stores are charged against earnings as incurred.

Net earnings per share:
Net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding. Outstanding stock options do not have a significant dilutive effect on earnings per share.

Reclassifications:
Certain reclassifications have been made to prior years' financial statements to conform to fiscal 1995 presentation. These reclassifications did not affect results of operations as previously reported.

ACQUISITIONS

As of October 31, 1992, the company completed the acquisition of Wetterau Incorporated ("Wetterau"). The acquisition was accounted for as a purchase, whereby the company acquired all of the outstanding common stock of Wetterau. The results of Wetterau's operations from October 31, 1992 have been included with the company's continuing operations.

The following unaudited pro forma results of operations for the year ended February 27, 1993 assumes the acquisition occurred as of the beginning of the respective period after giving effect to certain adjustments, including amortization of goodwill, depre-

-------------------------------------------------------------------------------

ciation of fixed asset write-ups, increased interest expense on acquisition debt and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the combination been in effect on the date indicated, or which may occur in the future.

-------------------------------------------------------------------------------
(In thousands, except per share amounts)                                   1993
-------------------------------------------------------------------------------
Net sales                                                           $16,446,508
Net earnings                                                            167,499
Net earnings per common share                                              2.35
-------------------------------------------------------------------------------

RESTRUCTURE AND OTHER CHARGES

In December 1994, restructuring and other charges totaling $244.0 million were incurred for the implementation of the plan formulated under the ADVANTAGE project, the sale, closure or restructure of certain retail businesses and the recognition of certain asset impairments.

The aggregate charges included $204.8 million for activities under the restructuring plan and an additional $39.2 million for asset impairment. The asset impairment charge covered intangibles in businesses where future undiscounted cash flow was not sufficient to recover the carrying value of the recorded intangible.

The charges included $53.1 million for severance, pension and outplacement which is based on the projected impact of the plan on employee levels in both food distribution and retail food. The company expects approximately 4,300 employees to be eliminated over the next 18 months under the re-engineering efforts, 1,700 of which are employed in retail food operations. During fiscal 1995, approximately 338 positions were eliminated which resulted in severance and outplacement payments of $1.6 million. Also included in the charge is a $20.0 million provision in food distribution which represents expected losses on the sale of tangible assets and expenses under non-cancelable leases as a result of the strategic shift. Expenditures under non-cancelable leases and write-offs of losses on sale of $6.0 million were incurred during the fourth quarter of fiscal 1995.

The restructuring charges included a $87.8 provision for property and lease discontinuances at retail locations, resulting primarily from various exit strategies and payment of portions of non-cancelable lease obligations. Approximately 30 retail stores were expected to be sold or closed, primarily in fiscal 1995 and 1996. At the end of 1995, six of the stores had been closed. Charges of $16.7 million were incurred during the fourth quarter of fiscal 1995 related to the closedown of retail locations. The retail units covered by the reserve had aggregate sales of $296.3, $291.7 and $234.1 million in 1995, 1994 and 1993, respectively, and pre-tax losses of $21.3, $19.0 and $9.2 million in 1995, 1994 and 1993, respectively.

The final component of the aggregate charges was a $43.9 million impairment provision representing the effect of the strategic shift on the recoverability of certain assets. The company holds land for development, transition stores for wholesale market share, certain warehouse properties and miscellaneous sites which will be disposed of as soon as practicable. During the fourth quarter of fiscal 1995, expenditures of $3.3 million were incurred, leaving a reserve of $40.6 million to cover expenditures and write-offs expected to be incurred during the next 6 months.

NOTES RECEIVABLE

Notes receivable arise from fixture and other financing related to independently owned retail food operations. Loans to independent retailers, as well as trade accounts receivable, are primarily collateralized by the retailers' inventory, equipment and fixtures. The notes range in length from 1 to 20 years with the average being 7 years, and may be non-interest bearing or bear interest at rates ranging primarily from 5 to 13 percent.

Included in current receivables are notes receivable due within one year totaling $11.6 and $10.9 million at February 25, 1995 and February 26, 1994, respectively.

The Financial Accounting Standards Board issued SFAS No. 114 - "Accounting by Creditors for Impairment of a Loan" during calendar 1994. This new standard must be adopted in fiscal 1996. The impact of this new standard, when adopted, is not expected to be material.














INVESTMENT IN SHOPKO

The company's ownership in ShopKo, a mass merchandise discount retailer, is 46 percent and is accounted for under the equity method.

The following table summarizes the significant transactions between the company and ShopKo:

-------------------------------------------------------------------------------
(In thousands)                                        1995      1994       1993
-------------------------------------------------------------------------------
Sales to ShopKo                                     $2,668    $9,759    $16,645
Interest income                                          -         -        509
-------------------------------------------------------------------------------


Summarized financial information of ShopKo is as follows:

-------------------------------------------------------------------------------
(In thousands)                                 1995          1994          1993
-------------------------------------------------------------------------------
Sales                                    $1,852,929    $1,738,746    $1,682,854
Gross profit                                488,016       449,488       454,423
Net earnings                                 37,790        32,122        50,059
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(In thousands)                                                 1995        1994
-------------------------------------------------------------------------------
Current assets                                             $468,744    $370,507
Non-current assets                                          641,007     582,542
Current liabilities                                         281,473     251,743
Non-current liabilities                                     431,003     327,600
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
DEBT
-------------------------------------------------------------------------------
(In thousands,                                   February 25,       February 26,
 except payment data)                                   1995                1994
--------------------------------------------------------------------------------
5.875%-8.875% promissory notes                     $ 700,000          $  700,000
 semi-annual interest payments of
 $24.9 million; due 1995 to 2002
7.25% promissory notes                               150,000                   -
 semi-annual interest payments of
 $5.4 million; due 1999
2.05%-11.0% industrial revenue bonds                  93,085              95,944
9.67% senior subordinated notes due 1998              75,000              75,000
8.875%-9.64% promissory notes                         70,000             170,000
 semi-annual interest payments of
 $7.9 million; due 1997 to 1999
8.39%-11.5% promissory notes                          31,351              33,317
 due 1996 to 2004
8.28%-9.46% promissory notes due 2010                 25,640              26,394
9.96% promissory note due 2005                        24,013
8.875% sinking fund debentures due 2016               22,110              22,110
3.0%-9.5% mortgages payable due                        5,490               8,331
 1996 to 2008 (secured by land and buildings)
Other debt                                            27,772               8,010
--------------------------------------------------------------------------------
                                                    1,224,461          1,139,106
Less current maturities                                 9,277            108,728
--------------------------------------------------------------------------------
Long-term debt                                     $1,215,184         $1,030,378
--------------------------------------------------------------------------------

Aggregate maturities of long-term debt during the next five fiscal years are:

--------------------------------------------------------------------------------
(In thousands)
--------------------------------------------------------------------------------
1996                                                                    $  9,277
1997                                                                     306,601
1998                                                                      36,709
1999                                                                      93,222
2000                                                                     207,511
--------------------------------------------------------------------------------

The company has a $400 million revolving credit agreement that expires in October 1996. The company pays an annual facility fee of .15 percent for the credit agreement.

The company issued unsecured notes of $22.8 million and $3.6 million on February 10, 1994 in connection with the acquisition of certain properties from Wetterau Properties, Inc., a publicly owned real estate investment trust. The notes, which bear interest at 9.46 percent and 8.28 percent, respectively, replaced the company's obligations under debt contingent purchase agreements.

On May 26, 1994, the company issued $24.9 million of unsecured notes bearing interest at 9.96 percent.

On July 21, 1994, the company issued $150 million of 5 year 7.25 percent notes. The proceeds from the notes were used to refund $100 million of the company's
9.375 percent notes due August 15, 1994 and to repay and reduce certain mortgage indebtedness and short-term commercial paper borrowings.

The debt agreements contain various covenants, including minimum tangible net worth requirements and maximum permitted leverage. Under the most restrictive covenants, retained earnings of approximately $53 million were available at year-end for payment of cash dividends.

The company has $300 million of debt due in November of 1995, which it intends to refinance by utilizing the existing shelf registration or the use of the available revolving credit agreement.

The company periodically enters into interest rate caps, collars and swaps to manage exposure to interest rate changes. The financial instruments are subject to market risk as interest rates fluctuate. In fiscal 1995, the company purchased an interest rate cap which provided an upper limit on the rates of $100 million of the company's floating rate commercial paper. The interest rate cap expires in June of fiscal 1996. In addition to the $100 million interest rate cap, at February 25, 1995, the company had notional amounts in effect of $14.4 million intended to fix interest costs.

The weighted average interest rate on short-term borrowings outstanding at February 25, 1995, and February 26, 1994, was 6.1 and 4.8 percent, respectively.

LEASES

Capital and operating leases:
The company leases certain food distribution warehouse and office facilities, as well as corporate-owned and operated retail food stores. Many of these leases include renewal options, and to a limited extent, include options to purchase.

Amortization of assets under capital leases was $12.9, $13.6 and $11.8 million in fiscal 1995, 1994 and 1993, respectively.

Future minimum obligations under capital leases in effect at February 25, 1995 are as follows:

--------------------------------------------------------------------------------
(In thousands)                                                             Lease
Year                                                                 Obligations
--------------------------------------------------------------------------------
1996                                                                    $ 24,200
1997                                                                      23,516
1998                                                                      23,151
1999                                                                      22,445
2000                                                                      21,965
Later                                                                    202,843
--------------------------------------------------------------------------------
Total future minimum obligations                                         318,120
Less interest                                                            138,502
--------------------------------------------------------------------------------
Present value of net future minimum obligations                          179,618
Less current portion                                                      10,126
--------------------------------------------------------------------------------
Long-term obligations                                                   $169,492
--------------------------------------------------------------------------------

The present values of future minimum obligations shown are calculated based on interest rates ranging from 7.1 percent to 13.8 percent, with a weighted average of 9.7 percent, determined to be applicable at the inception of the leases.

-------------------------------------------------------------------------------

Contingent rent expense, based primarily on sales performance, for capital leases was not significant.

In addition to its capital leases, the company is obligated under operating leases, primarily for buildings, warehouse and computer equipment.

Future minimum obligations under operating leases in effect at February 25, 1995 are as follows:
-------------------------------------------------------------------------------
(In thousands)                                                            Lease
Year                                                                Obligations
-------------------------------------------------------------------------------
1996                                                                   $ 57,283
1997                                                                     50,804
1998                                                                     44,088
1999                                                                     37,259
2000                                                                     32,572
Later                                                                   166,887
-------------------------------------------------------------------------------
Total future minimum obligations                                       $388,893
-------------------------------------------------------------------------------

Total rent expense, net of sublease income, relating to all operating leases with terms greater than one year was $32.9, $33.3 and $13.0 million in fiscal 1995, 1994 and 1993, respectively.

Contingent rental income earned and rental expense paid, based primarily on sales performance, for operating leases was not significant.

Future minimum receivables under operating leases and subleases in effect at February 25, 1995 are as follows:

-------------------------------------------------------------------------------
(In thousands)                             Owned          Leased
Year                                    Property        Property          Total
-------------------------------------------------------------------------------
1996                                     $ 6,489        $ 24,179       $ 30,668
1997                                       6,325          21,196         27,521
1998                                       5,900          17,456         23,356
1999                                       5,276          14,305         19,581
2000                                       4,345          11,708         16,053
Later                                     18,242          51,153         69,395
-------------------------------------------------------------------------------
Total future minimum receivables         $46,577        $139,997       $186,574
-------------------------------------------------------------------------------

Owned property under operating leases is as follows:

-------------------------------------------------------------------------------
(In thousands)                                February 25,         February 26,
                                                      1995                 1994
-------------------------------------------------------------------------------
Land, buildings and equipment                     $ 69,067             $ 70,491
Less accumulated depreciation                       17,402               15,754
-------------------------------------------------------------------------------
Net land, buildings and equipment                 $ 51,665             $ 54,737
-------------------------------------------------------------------------------

Direct financing leases:
Under direct financing capital leases, the company leases buildings on behalf of independent retailers with terms ranging from 5 to 25 years.

Future minimum rentals to be received under direct financing leases and the related future minimum obligations under capital leases in effect at February 25, 1995 are as follows:

-------------------------------------------------------------------------------
(In thousands)                                Direct Financing    Capital Lease
Year                                         Lease Receivables      Obligations
-------------------------------------------------------------------------------
1996                                                  $ 18,380         $ 16,922
1997                                                    17,192           15,766
1998                                                    15,599           14,325
1999                                                    13,739           12,698
2000                                                    11,476           10,635
Later                                                   72,515           67,824
-------------------------------------------------------------------------------
Total minimum lease payments                           148,901          138,170
Less unearned income                                    62,630                -
Less interest                                                -           54,146
-------------------------------------------------------------------------------
Present value of net minimum lease payments             86,271           84,024
Less current portion                                     8,583            8,934
-------------------------------------------------------------------------------
Long-term portion                                     $ 77,688         $ 75,090
-------------------------------------------------------------------------------

Contingent rental income earned and rental expense paid, based primarily on sales performance, for direct financing leases was not significant.

INCOME TAXES

The company provides for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this method a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards, and net operating loss carryforwards. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The provision (benefit) for income taxes consists of the following:

-------------------------------------------------------------------------------
(In thousands)                                       1995       1994       1993
-------------------------------------------------------------------------------
Current
 Federal                                         $ 93,785   $ 91,113    $66,699
 State                                             20,060     19,955     13,836
 Tax credits                                         (340)      (351)      (555)
Deferred
 Statutory rate change                                  -        500          -
 ShopKo deferred tax benefit                      (40,783)         -          -
 Restructuring and other charges                  (75,803)         -          -
 Other                                            (24,328)    (2,390)    14,112
-------------------------------------------------------------------------------
Total provision (benefit)                        $(27,409)  $108,827    $94,092
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

The difference between the actual tax provision (benefit) and the tax provision (benefit) computed by applying the statutory Federal income tax rate to earnings before taxes is attributable to the following:

-------------------------------------------------------------------------------
(In thousands)                                       1995       1994       1993
-------------------------------------------------------------------------------
Federal taxes based on
 statutory rate                                   $  5,574   $102,928   $87,930
State income taxes, net of
 federal benefit                                       725     12,645    11,121
ShopKo deferred tax benefit                        (40,783)         -         -
Benefit of dividends received
 deduction                                          (6,910)    (2,058)   (1,810)
Nondeductible goodwill                              17,990      4,192     1,314
Other                                               (4,005)    (8,880)   (4,463)
-------------------------------------------------------------------------------
Total provision (benefit)                         $(27,409)  $108,827   $94,092
-------------------------------------------------------------------------------

The company recorded a tax benefit of $40.8 million in 1995 for the reversal of deferred taxes related to the 1992 sale of 54 percent of the then wholly-owned ShopKo Stores, Inc. to reflect a favorable Internal Revenue Service settlement.

Temporary differences which give rise to significant portions of the net deferred tax asset as of February 25, 1995 and net deferred tax liability for February 26, 1994 are as follows:

-------------------------------------------------------------------------------
(In thousands)                                                 1995        1994
-------------------------------------------------------------------------------
Deferred tax assets:
 Depreciation and amortization                            $  10,756   $  12,683
 Restructuring and other charges                             75,803           -
 Net operating loss from acquired
  subsidiaries                                               26,736           -
 Valuation allowance                                         (8,000)          -
 Provision for obligations and
  contingencies to be settled in
  future periods                                            182,034     154,742
 Other                                                       23,925      15,439
-------------------------------------------------------------------------------
Total deferred tax assets                                   311,254     182,864
-------------------------------------------------------------------------------
Deferred tax liabilities:
 Depreciation and amortization                              (77,621)    (89,522)
 Acquired assets adjustment to fair values                 (104,247)    (80,329)
 ShopKo investment                                                -     (44,623)
 Accelerated tax deductions for
  benefits to be paid in future periods                     (12,404)    (17,986)
 Other                                                       (7,705)     (6,511)
-------------------------------------------------------------------------------
Total deferred tax liabilities                             (201,977)   (238,971)
-------------------------------------------------------------------------------
Net deferred tax asset (liability)                        $ 109,277   $ (56,107)
-------------------------------------------------------------------------------

The company has acquired net operating loss (NOL) carryforwards of $67,872 which expire beginning in 2000 and continuing through 2010. A valuation allowance of $8,000 relates to NOL carryforwards not expected to be realized.

Temporary differences attributable to obligations and contingencies consist primarily of valuation allowances, accrued postretirement benefits and vacation pay, and other expenses which are not deductible for income tax purposes until paid.

SUPPLEMENTAL CASH FLOW INFORMATION

The company's non-cash investing and financing activities were as follows:

-------------------------------------------------------------------------------
(In thousands)                                    1995        1994         1993
-------------------------------------------------------------------------------
Leased asset additions and
 related obligation                           $ 22,695     $13,127   $   12,797
                                              ---------------------------------
Acquisitions:
 Fair value of assets acquired                 402,885      35,482    1,837,693
 Cash paid                                     117,477           -      647,382
 Preferred stock issued                              -       5,908            -
-------------------------------------------------------------------------------
Liabilities assumed                           $285,408     $29,574   $1,190,311
-------------------------------------------------------------------------------

Payments for interest and income taxes were as follows:
-------------------------------------------------------------------------------
(In thousands)                                    1995        1994         1993
-------------------------------------------------------------------------------
Interest (net of amount capitalized)          $134,251    $123,457      $71,259
Income taxes                                   123,808     107,891       99,658
-------------------------------------------------------------------------------



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

Changes in the options were as follows:

--------------------------------------------------------------------------------
                                                           Shares          Price
                                                   (In thousands)          Range
--------------------------------------------------------------------------------
Outstanding, February 29, 1992                              2,353   $ 8.57-29.75
 Granted                                                      793    24.00-34.56
 Exercised                                                   (495)    8.57-29.75
 Canceled and forfeited                                       (23)
--------------------------------------------------------------------------------
Outstanding, February 27, 1993                              2,628    13.19-34.56
 Granted                                                      692    31.63-39.25
 Exercised                                                   (482)   13.19-32.81
 Canceled and forfeited                                       (73)
--------------------------------------------------------------------------------
Outstanding, February 26, 1994                              2,765    15.25-39.25
 Granted                                                      910    25.69-32.50
 Exercised                                                    (66)   15.25-33.19
 Canceled and forfeited                                       (70)
--------------------------------------------------------------------------------
Outstanding, February 25, 1995                              3,539   $15.91-39.25
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Options to purchase 2.1 and 1.7 million shares were exercisable at February 25, 1995, and February 26, 1994, respectively. Option shares available for grant were 3.0 and 3.8 million at February 25, 1995, and February 26, 1994, respectively. The company has reserved 9.6 million shares, in aggregate, for the plans.

As of February 25, 1995, limited stock appreciation rights have been granted and are outstanding under the 1978, 1989 and 1993 Stock Appreciation Rights Plans. Such rights relate to options granted to purchase 1.3 million shares of common stock and are exercisable only upon a "change of control."

TREASURY STOCK PURCHASE PROGRAM

In February 1994, the Board of Directors instituted a treasury stock program under which the company is authorized to purchase shares in such amounts as it deems appropriate for reissuance upon the exercise of employee stock options and for other compensation programs utilizing the company's stock. In December 1994, the Board of Directors approved an additional treasury stock purchase program. Under the December 1994 program the company may repurchase up to 5.0 million shares which may be used for any corporate purpose. During fiscal 1995, the company repurchased .6 million shares at an average per share cost of $34.49 under the February 1994 program and 1.3 million shares at an average per share cost of $23.72 under the December 1994 treasury stock program. No shares were repurchased under either treasury stock program in fiscal 1994. The company repurchased .8 million shares at an average per share cost of $25.78 during fiscal 1993 under the 1991 treasury stock program which was rescinded by the Board of Directors in February 1994.

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

Contributions under the defined contribution profit sharing plans are determined at the discretion of the Board of Directors and were $5.3, $5.1 and $4.4 million for fiscal 1995, 1994 and 1993, respectively.

Amounts charged to union pension expense were $31.8, $28.2 and $21.5 million for fiscal 1995, 1994 and 1993, respectively.

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

The following table sets forth the company's defined benefit pension plans' funded status and the amounts recognized in the company's financial statements:

-----------------------------------------------------------------------------------------------
                                                                    February 25,   February 26,
(In thousands)                                                              1995           1994
-----------------------------------------------------------------------------------------------
Actuarial present value of
accumulated benefit obligation:
  Vested                                                               $ 139,315      $ 148,335
  Total                                                                $ 153,480      $ 165,024
-----------------------------------------------------------------------------------------------
Projected benefit obligation                                           $ 192,082      $ 210,567
Plan assets at fair value                                               (164,943)      (160,205)
-----------------------------------------------------------------------------------------------
Projected benefit obligation in
excess of plan assets                                                     27,139         50,362
Unrecognized net loss                                                    (14,096)       (32,024)
Unrecognized prior service cost                                              307         (3,320)
Unrecognized transition obligation                                          (475)          (570)
Adjustment to minimum liability                                              125            139
-----------------------------------------------------------------------------------------------
Pension liability                                                      $  13,000      $  14,587
-----------------------------------------------------------------------------------------------


Net pension expense included the following components:

-----------------------------------------------------------------------------------------------
(In thousands)                                               1995           1994           1993
-----------------------------------------------------------------------------------------------
Service cost                                              $10,647      $   8,848      $   5,940
Interest cost                                              15,638         14,975          9,601
Actual return on plan assets                               (4,892)       (12,834)        (6,518)
Net amortization and deferral                              (9,490)        (1,235)        (2,517)
-----------------------------------------------------------------------------------------------
Net pension expense                                       $11,903      $   9,754      $   6,506
-----------------------------------------------------------------------------------------------

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5 percent and 4.5 percent, respectively for 1995, and 7.5 percent and 4.5 percent, respectively, for 1994. The expected long-term rate of return on assets was 10 percent. The company computes pension expense using the projected unit credit actuarial cost method.

------------------------------------------------------------------------------

The company also maintains non-contributory, unfunded pension plans to provide certain employees with pension benefits in excess of limits imposed by federal tax law.

The projected benefit obligation of the unfunded plans totals $13.7 and $9.9 million at February 25, 1995 and February 26, 1994, respectively. The accumulated benefit obligation of these plans totaled $10.4 and $8.4 million at February 25, 1995 and February 26, 1994, respectively. Net periodic pension cost was $1.9, $1.3 and $1.1 million for fiscal 1995, 1994 and 1993, respectively.

Other Postretirement Benefits:

In addition to providing pension benefits, the company provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits upon meeting certain age and service requirements.

The periodic postretirement benefit cost and accumulated postretirement benefit obligation are as follows:

-----------------------------------------------------------------------------------
(In thousands)
Net periodic postretirement benefit cost              1995          1994      1993
-----------------------------------------------------------------------------------
Service cost-benefits attributed to service
  during the period                                  $1,901        $1,783    $1,385
Interest cost on accumulated
  postretirement benefit obligation                   4,024         3,686     2,648
Net amortization and deferral                            93           340         -
-----------------------------------------------------------------------------------
Net periodic postretirement benefit cost             $6,018        $5,809    $4,033
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
Accumulated postretirement benefit                     February 25,    February 26,
  obligation                                                   1995            1994
-----------------------------------------------------------------------------------
Retirees                                                    $21,021         $17,617
Active plan participants                                     30,607          34,930
-----------------------------------------------------------------------------------
Total accumulated postretirement
  benefit obligation                                         51,628          52,547
Unrecognized (loss) gain                                      1,328          (5,984)
Unrecognized prior service cost                                (362)            839
-----------------------------------------------------------------------------------
Postretirement benefit liability                            $52,594         $47,402
-----------------------------------------------------------------------------------

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.5 percent in 1995 and 7.5 percent in 1994.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12 percent per year through fiscal 1995, 9 percent through fiscal 1999 and 6 percent thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1 percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $6.5 million and $8.1 million and the net periodic cost by $1 million and $.9 million for fiscal 1995 and 1994, respectively.

INDUSTRY SEGMENT INFORMATION

Information concerning the company's continuing operations by business segment for the years ended February 25, 1995, February 26, 1994 and February 27, 1993, as required by Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," is contained on page 24.

COMMITMENTS AND CONTINGENCIES

The company has guaranteed mortgage loan and other debt obligations of $16.3 million. The company has also guaranteed the leases and fixture financing loans of various affiliated retailers with a present value of $31.2 and $7.7 million, respectively. The company has provided limited recourse to purchasers of notes receivable from affiliated retailers and $9.5 million of which the company has contingent liability at February 25, 1995 and February 26, 1994, respectively. In addition, the company is contingently liable for bonds totaling $2.1 million. The company has also entered into note repurchase agreements with various lenders totaling $7.5 million, under which certain events require the company to repurchase collateralized loans.

INDEPENDENT AUDITORS' REPORT

SUPERVALU INC.
Board of Directors and Stockholders
Eden Prairie, Minnesota

We have audited the accompanying consolidated balance sheets of SUPERVALU INC. and subsidiaries as of February 25, 1995 and February 26, 1994, and the related statements of earnings, stockholders' equity and cash flows for each of the three years (52 weeks) in the period ended February 25, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SUPERVALU INC. and subsidiaries as of February 25, 1995 and February 26, 1994, and the results of their operations and their cash flows for each of the three years in the period ended February 25, 1995, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
-------------------------

Minneapolis, Minnesota
April 10, 1995

UNAUDITED QUARTERLY FINANCIAL INFORMATION

Quarterly unaudited financial information for SUPERVALU INC. and subsidiaries is as follows:

-------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                           Fiscal Year (52 Weeks) Ended Februrary 25, 1995
-------------------------------------------------------------------------------------------------------------------------------
                                               First                 Second              Third           Fourth            Year
                                            (16 wks)               (12 wks)           (12 wks)         (12 wks)        (52 wks)
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                 $4,991,115             $3,773,725         $3,908,194       $3,890,738     $16,563,772
Gross profit                                 438,168                336,237            360,893          388,357       1,523,655
Net earnings                                  50,613                 33,515            (84,123)          43,329          43,334
Net earnings per common share                    .71                    .47              (1.18)             .61             .61
Dividends declared per
 common share                                   .220                   .235               .235             .235            .925
Weighted average shares                       71,633                 71,471             71,487           70,879          71,388
-------------------------------------------------------------------------------------------------------------------------------

                                                                Fiscal Year (52 Weeks) Ended February 26, 1994
-------------------------------------------------------------------------------------------------------------------------------
                                               First                 Second              Third           Fourth            Year
                                            (16 wks)               (12 wks)           (12 wks)         (12 wks)        (52 wks)
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                 $4,875,784             $3,703,823         $3,670,298       $3,687,020     $15,936,925
Gross profit                                 418,362                311,771            331,270          352,088       1,413,491
Net earnings                                  51,084                 36,324             45,238           52,607         185,253
Net earnings per common share                    .71                    .51                .63              .73            2.58
Dividends declared per
 common share                                   .195                   .220               .220             .220            .855
Weighted average shares                       71,583                 71,818             71,937           72,005          71,817
-------------------------------------------------------------------------------------------------------------------------------

The results for the third quarter, fiscal 1995, include restructuring and other charges after tax of $159.4 million and a $40.8 million deferred tax benefit related to the partial disposition of ShopKo in fiscal 1992.

Stock Exchange

The company's common stock is listed on the New York Stock Exchange (trading symbol SVU).

Stockholders of the Company

As of May 5, 1995 there were approximately 8,047 holders of the company's stock.


                                                                              41