Form 10-K405, Exhibit 13
period 1996-02-24
SUPERVALU INC
filed 1996-05-23
CIK 95521

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

CAPITAL STRUCTURE

Management believes that maintaining a strong capital structure and financial flexibility provides a significant competitive advantage and allows the company to be opportunistic in terms of acquisitions. The debt-to-total capitalization ratio was affected in 1996 by the treasury stock purchase program. In 1995, the treasury stock purchase program and acquisition activity affected the debt-to-total capitalization ratio.


The capital structure of SUPERVALU at each fiscal year-end included the following:


Summary of Balance Sheet Capitalization
- ---------------------------------------------------------------
(In millions)                        1996       1995       1994
- ---------------------------------------------------------------
Short-term borrowings            $  158.0   $  226.2   $   23.1
Long-term debt                    1,153.1    1,224.5    1,139.1
Present value of:
  Capital leases                    237.5      179.6      163.4
  Retailer finance leases            81.4       84.0       88.4
- ---------------------------------------------------------------
Total debt, including current
  maturities                      1,630.0    1,714.3    1,414.0
Stockholders' equity              1,216.2    1,193.2    1,275.5
- ---------------------------------------------------------------
Total capitalization             $2,846.2   $2,907.5   $2,689.5
- ---------------------------------------------------------------
Debt-to-total capitalization           57%        59%        53%

[PHOTO OF JEFF GIRARD]

Jeff Girard
Executive Vice President and
Chief Financial Officer



LIQUIDITY

Internally-generated funds, principally from the company's food distribution business, were the major source of capital for liquidity and growth in 1996 and 1995. The debt-to-total capitalization ratio decreased to 57 percent in 1996, primarily due to an increase in cash provided by operating activities which was used to repay short-term borrowings and long-term debt. Management expects that the company will continue to replenish operating assets and reduce aggregate debt with internally-generated funds and capital leases unless additional funds are necessary to complete acquisitions. The company has adequate short-term and long-term financing capabilities to fund acquisitions as the opportunities arise.

Cash provided from operations was $426 million in 1996, compared with $341 million in 1995 and $433 million in 1994. Cash provided from operations in 1996 was primarily used to finance capital expenditures of $236.2 million.

In December 1994, the Board of Directors approved a new treasury stock purchase program. The company may repurchase up to 5.0 million shares which may be used for any corporate purpose. The company repurchased 2.9 million shares at a cost of approximately $80.1 million during 1996 and purchased a total of 4.2 million shares under this program. The purchase of the treasury stock was financed primarily from the sale of surplus and under-utilized property, plant and equipment as part of the ADVANTAGE strategy.

                                FINANCIAL REVIEW

Fiscal 1996 capital expenditures related to the ADVANTAGE project of $40.2 million were primarily for the construction of the Anniston, Alabama prototype regional distribution facility and computer technology. The investment in the ADVANTAGE project was funded principally by related reductions in inventory levels. The company intends to invest approximately $72 million in 1997 for the ADVANTAGE project which includes construction of the Midwest regional distribution facility and new computer technology.

SUPERVALU will continue to use short-term and long-term debt as a supplement to internally generated funds to finance its activities. The company has a $400 million "shelf registration" in effect of which $157.5 million of medium term notes were issued during 1996. A $400 million revolving credit agreement also is in place and expires in May 2000. The company refinanced $300 million of debt due in November 1995 by utilizing the shelf registration and $142.5 million of short-term commercial paper. Short-term commercial paper totaling $100 million has been classified as long-term debt as the company has the ability and intent to renew these obligations past 1997 and into future periods. Maturities of debt issued will depend on management's views with respect to the relative attractiveness of interest rates at the time of issuance.

The company's financial position and long-term debt ratings are strong, with an A3 rating from Moody's Investors Services, Inc. and a BBB+ from Standard and Poor's Ratings Group. These strong ratings, the available credit facilities and internally-generated funds provide the company with the financial flexibility to meet liquidity needs.

EXPANSION PLANS FOR FISCAL 1997

SUPERVALU's capital budget for fiscal 1997 is $440 million including leases compared with $271 million and $320 million incurred during 1996 and 1995, respectively. The capital budget provides sufficient funding for the growth of the company and covers anticipated expenditures to implement the ADVANTAGE project.

                             [GRAPH APPEARS HERE]

                             Capital Expenditures
                                 (In Millions)

                       1997 (Budget)     1996      1995
                       -------------     -----     -----

Food Distribution         $243            $102      $160
Retail Food                166             138       120
Corporate                   31              31        40
                          ----            ----      ----

     TOTAL                $440            $271      $320


Approximately $243 million of the 1997 capital budget is slated for use in the company's food distribution activities of which $171 million is allocated for two perishable expansion projects and regular replacement, productivity and capacity enhancement projects. The remaining balance of $72 million is allocated for the ADVANTAGE project which includes the construction of the new Midwest regional distribution center and new technology.

The retail food capital budget of $166 million ($21 million of which are capital leases) covers corporately-owned retail food businesses. The budget provides for approximately 29 new corporate retail stores. The balance of the 1997 capital budget is dedicated to the corporate area and will be utilized principally for computer equipment.

In addition, the company is prepared to provide up to $150 million for financing the company's independent retailers. Retailer financing activities typically do not require new cash outlays because they are leases, guarantees or funded by the repayment or refinancing in the commercial market of existing notes.

                                FINANCIAL REVIEW

These capital spending activities are not expected to result in an increase in the company's debt-to-total-capital ratio as internal cash flow is expected to support spending requirements except leases. Because of the opportunistic nature of acquisitions, no amount for acquisition activity is included in the capital budget. The capital budget does include amounts for projects which are subject to change and for which firm commitments have not been made.

DIVIDENDS

Cash dividends declared during fiscal 1996 amounted to 97 cents per common share, an increase of 4.9 percent over the 92 1/2 cents per share declared in the prior fiscal year. This was the 59th year of consecutive cash dividends and the 24th year of successive annual increases. Cash dividend payments have increased since 1974 at an annual compounded rate of 11.1 percent. The company's dividend policy will continue to emphasize a high level of earnings retention.


COMMON STOCK PRICE

SUPERVALU's common stock is listed on the New York Stock Exchange under the symbol SVU. At year-end, there were 7,988 stockholders of record compared with 8,060 at the end of fiscal 1995.


- ---------------------------------------------------------------------------------
                                    Common Stock                    Dividends Per
                                     Price Range                        Share
 Fiscal Quarter            1996                     1995            1996     1995
                     High         Low         High         Low
First                $28 7/8      $25 5/8     $37          $31     $.235    $.220
Second                31           28 1/8      31 7/8       27 1/2  .245     .235
Third                 32 3/4       29 1/4      28 3/4       23 7/8  .245     .235
Fourth                32 3/4       30 3/4      26           22 1/8  .245     .235
- ---------------------------------------------------------------------------------
Year                 $32 3/4      $25 5/8     $37          $22 1/8 $.970    $.925
- ---------------------------------------------------------------------------------

Dividend payment dates are on or about the 15th day of March, June, September and December, subject to Board of Directors approval.


RESULTS OF OPERATIONS

The following table sets forth items from the company's Consolidated Statements of Earnings as percentages of net sales:

- -------------------------------------------------------------------------------
                                                  Fiscal Year Ended
- -------------------------------------------------------------------------------
                                    February 24,   February 25,    February 26,
                                            1996           1995            1994
                                      (52 weeks)      (52 weeks)      (52 weeks)
- --------------------------------------------------------------------------------
Net sales                                 100.0%         100.0%           100.0%
Cost of sales                              90.4           90.8             91.1
Selling and administrative
  expenses                                  7.4            7.1              6.6
Restructuring and other charges              --            1.5               --
Interest expense                             .9             .8               .7
Interest income                             (.2)           (.2)             (.2)
Equity in earnings of ShopKo                (.1)           (.1)             (.1)
- ---------------------------------------------------------------------------------
Earnings before income taxes                1.6             .1              1.9
Income taxes                                 .6             .1               .7
ShopKo deferred tax credit                   --            (.3)              --
- ---------------------------------------------------------------------------------
Net earnings                                1.0%            .3%             1.2%
- ---------------------------------------------------------------------------------

NET SALES

Net sales decreased .5 percent to $16.5 billion in fiscal 1996, from $16.6 billion in 1995 and increased 3.9 percent in 1995 from $15.9 billion in 1994. Net sales in 1996 were affected by competitive market conditions at the wholesale and retail levels and the closing of underperforming corporate-owned retail stores. These decreases were partially offset by the addition of new retail customers in food distribution and the increase in sales resulting from the acquisition of Hyper Shoppes, Inc. in August 1994. The increase in net sales in 1995 was principally due to the acquisitions of Sweet Life Foods, Texas T Stores and Hyper Shoppes, Inc., partially offset by lost sales due to warehouse consolidation and declining sales in corporate-owned retail stores closed or announced to be closed as a result of the retail restructuring program started in 1995.

                                FINANCIAL REVIEW

Food distribution sales decreased $.1 billion or .9 percent in fiscal 1996 to $14.7 billion. The decrease in sales from 1995 was due to competitive market conditions at the wholesale and retail levels, the liquidation of a major customer and lost sales from the closing of corporate-owned retail stores. This effect was partially mitigated by the addition of new retail customers in food distribution and food inflation of about 1 percent. Food distribution sales for 1995 increased 3.2 percent over 1994 sales of $14.4 billion due to acquisitions and new store openings in the company's retail food chains, partially offset by lost sales due to warehouse consolidations and competitive market conditions at the retail level. Food inflation was negligible in 1995.

Retail food sales increased 4.6 percent in 1996 to $4.4 billion, compared with $4.2 billion in 1995. Sales in 1995 grew 14.2 percent over 1994 sales of $3.7 billion. The increase in 1996 was the result of the inclusion of Hyper Shoppes, Inc.'s sales for 52 weeks this year compared with 26 weeks last year, an increase in same-store sales of 2.6 percent and new store openings. The increase in sales was partially offset by the closing of underperforming corporate-owned retail stores pursuant to the restructuring program. The increase in 1995 was primarily due to acquisitions and new store openings, partially offset by a decline in same-store sales of approximately 1 percent.

GROSS PROFIT

Gross profit as a percentage of net sales increased to 9.6 percent in 1996, compared with 9.2 percent in 1995 and 8.9 percent in 1994. These increases were due principally to the growing proportion within the company's total sales mix of the higher-margined retail food business, which represented 27 percent of total sales in 1996, compared with 25 percent and 23 percent in 1995 and 1994, respectively. Food distribution gross profit margin decreased slightly due to the competitive retail environment and the continuation of the industry's movement to every-day-low-pricing and reduced opportunity for inventory gains. However, this trend was partially offset by favorable warehouse expense, primarily worker's compensation insurance costs. The company continues to implement ADVANTAGE initiatives that focus on stabilizing gross margin as well as lowering selling and administrative expenses, but expects continued pressure in fiscal 1997 on gross margins due to the competitive retail environment and the industry's movement to every-day-low-pricing. The retail food gross margin increased due to the improved mix from higher gross margin items and the closing of underperforming corporate-owned retail stores.


SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses were 7.4 percent of net sales in 1996, compared with 7.1 percent in 1995 and 6.6 percent in 1994. These higher percentages were primarily due to the increased proportion of the company's retail food segment which operates at a higher selling and administrative expense percentage than the food distribution segment. Food distribution selling and administrative expenses as a percent of net sales were higher than last year due to ADVANTAGE implementation expenses totaling $17.1 million charged to this segment. Last year ADVANTAGE expenses totaling $15.0 million represented the costs of studying the changing fundamentals of our business and the industry and developing a restructuring plan, and accordingly were reported in unallocated corporate expenses.


ADVANTAGE Expenses by Segment
- --------------------------------------------------------------------------------
(In millions)                           Fiscal Year Ended
- --------------------------------------------------------------------------------
                           February 24, 1996                   February 25, 1995
- --------------------------------------------------------------------------------
Food distribution                      $17.1                                  --
Retail food                              1.5                                  --
Corporate expenses                       4.9                               $15.0
- --------------------------------------------------------------------------------
                                       $23.5                               $15.0
- --------------------------------------------------------------------------------

The higher expenses in food distribution due to ADVANTAGE were offset by favorable expense controls, including favorable insurance experience. Retail food selling and administrative expenses as a percent of net sales were also higher than last year due to increased advertising expense in response to competitive

                                FINANCIAL REVIEW

pressures and higher supply costs for paper and packaging supplies. The increases in advertising and supply costs were partially offset by the elimination of underperforming corporate-owned retail stores which reduced expenses.

Pre-tax expenses of $23.5 million related to the ADVANTAGE project were incurred during 1996, compared with $15.0 million in 1995. The 1996 expenses relate to implementation costs associated under the project including, but not limited to, systems development, employee training, relocation, consultants costs and retailer training and promotional programs, as well as other activities.

Under ADVANTAGE the company has to date: substantially completed the construction of the Anniston, Alabama prototype regional distribution facility; tested its new pricing strategy, Activity Based Sell, which charges retailers on a cost-to-serve basis and is intended to encourage optimum economic behavior at both retail and wholesale; tested a new computerized promotional system; designated and begun staffing marketing regions; and implemented portions of comprehensive business process redesign to support on-going cost reduction. Further, the Midwest regional distribution center site has been selected with construction to begin this spring and operations expected to begin in fiscal 1998.

The company is also developing market-driving capabilities to help independent retailers achieve new growth by offering new category management and other programs. Testing of the new category management program is being conducted in Denver, the restructuring and retraining of retail operations field staff has been completed and the company is beginning implementation of the new retail technology initiative.

OPERATING EARNINGS

The company's pre-tax operating earnings (earnings before interest, corporate expenses, equity in earnings of ShopKo Stores, Inc. ["ShopKo"] and taxes) were $391.8 million in 1996, compared with $153.2 million in 1995 and $396.9 million reported in 1994. The increase in operating earnings was principally due to the restructuring and other charges totaling $231.4 million recorded in 1995. Excluding these charges, operating earnings increased 1.9 percent over last year.

Food distribution operating earnings, before the restructuring and other charges, decreased 4.5 percent in 1996 to $334.7 million after decreasing 4.1 percent in 1995. Operating earnings were positively affected by favorable insurance experience in 1996. This positive impact was offset by pre-tax expenses of $17.1 million related to ADVANTAGE expenses charged to this segment versus none last year and slightly reduced gross margins due to the competitive market. The decrease in 1995 was primarily due to warehouse consolidation expenses, an increased LIFO charge, higher insurance expenses and integration costs of the Sweet Life acquisition.

Retail food operating earnings, before restructuring and other charges, increased 68.1 percent in 1996 to $57.2 million. Operating earnings in 1995 increased 8.4 percent over 1994 operating earnings. The increase in 1996 resulted from the elimination of operating losses from the closing of underperforming corporate-owned retail stores. The increase in 1995 was primarily due to the Hyper Shoppes, Inc. and Texas T Stores acquisitions, partially offset by reduced gross margins resulting from competitive pressures.

INTEREST EXPENSE AND INCOME

Interest expense increased to $140.2 million for 1996 compared with $135.4 million for 1995 primarily due to an increase in debt levels and higher short-term interest rates. The increase in interest expense in 1995 over 1994 resulted from an increase in short-term borrowings related to acquisitions, the issuance of debt securities and an increase in short-term borrowing rates. Interest income decreased to $23.5 million in 1996 compared with $24.1 million in 1995. Interest income for 1995 was below 1994 due to the reduction in notes receivable as a result of the sale of notes in the ordinary course of business at the end of fiscal 1994.

                                FINANCIAL REVIEW

EQUITY IN EARNINGS OF SHOPKO

ShopKo net sales for 1996 increased 6.2 percent to $1.97 billion, compared with 1995 sales of $1.85 billion, an increase of 6.6 percent over 1994. ShopKo reported total net earnings of $38.4 million for 1996, an increase of 1.7 percent from 1995. Net earnings increased due to an increase in the prescription benefit management sales and lower selling, general and administrative expenses resulting from expense control initiatives. Net earnings for 1995 were $37.8 million, a 17.6 percent increase over 1994. ShopKo's net earnings for 1995 were impacted by improved gross margins and lower selling, general and administrative expenses.

INCOME TAXES

In 1995, the Internal Revenue Service ("IRS") completed its review for tax years ending in 1991 and 1992, which included the partial disposition of ShopKo in October 1991. The transaction was reported as a taxable sale in the audited financial statements for that year. Upon completion of their review, the IRS concluded that the partial disposition of ShopKo resulted in no tax liability. Therefore, the $40.8 million of deferred taxes provided by the company in the financial statements was reversed and reflected in the 1995 consolidated statement of earnings.

NET EARNINGS

Net earnings for 1996 were $166.4 million, compared with net earnings for 1995 of $43.3 million and $185.3 million reported in 1994. The increase in net earnings in 1996 was related principally to last year's restructuring and other charges which was partially offset by a one-time tax credit related to the partial disposition of ShopKo. After adjusting 1995 earnings to exclude these special items, net earnings increased 2.8 percent. Net earnings were positively impacted by favorable insurance experience and the closing of underperforming corporate-owned retail stores, offsetting increased expenses related to the ADVANTAGE project and higher net interest expense. Although ADVANTAGE initiatives are generating benefits, the company preliminarily anticipates spending under ADVANTAGE to exceed benefits through fiscal 1997 with a positive contribution from this project in fiscal 1998. This is the result of the expansion and the acceleration in timing of certain ADVANTAGE programs which will drive expenses higher in fiscal 1997.

NEW ACCOUNTING STANDARDS

Impairment of Long-Lived Assets
Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was issued in March 1995 and must be adopted no later than fiscal 1997. The company is in the process of evaluating the impact of this statement.

Stock-Based Compensation
SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995 and must be adopted no later than fiscal 1997. The adoption of SFAS No. 123 will have no effect on net earnings. The company intends to continue to measure compensation cost for stock compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees."

INFLATION

Although not significant, inflation has had some effect on the company's operating results and its external sources of liquidity. The impact of low food inflation on the company's sales was partially offset by retail development and marketing activities. As operating expenses and inventory costs have increased, the company has been able to identify operating efficiencies to minimize the impact.


CAUTIONARY STATEMENTS FOR PURPOSE OF THE SAFE
HARBOR PROVISIONS OF THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

The information in this Annual Report includes forward-looking statements. Important risks and uncertainties that could cause actual results to differ materially from those discussed in such forward looking statements are detailed in Exhibit 99.1 to the company's Annual Report on Form 10-K, for the Year Ended February 24, 1996; other risks or uncertainties may be detailed from time to time in the company's future Securities and Exchange Commission filings.

- --------------------------------------------------------------------------------
Ten Year Financial and Operating Summary
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------
                                                               1996           1995 (b)              1994              1993
- ------------------------------------------------------------------------------------------------------------------------------
Statement of Earnings Data (a)
 Net sales                                              $16,486,321        $16,563,772       $15,936,925       $12,568,000
 Cost of sales                                           14,906,602         15,040,117        14,523,434        11,531,394
 Selling and administrative expense                       1,212,967          1,169,843         1,044,433           746,857
 Restructuring and other charges                                  -            244,000                 -                 -
 Interest, net                                              116,678            111,271            89,767            54,203
 Equity in earnings of ShopKo                                17,618             17,384            14,789            23,072
 Earnings before taxes and accounting change                267,692             15,925           294,080           258,618
 Provision for income taxes                                 101,259            (27,409)          108,827            94,092
 Net earnings                                               166,433             43,334           185,253           164,526

 Earnings per common share before accounting change            2.44                .61              2.58              2.31
 Net earnings per common share                                 2.44                .61              2.58              2.31
- ------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (a)
 Inventories (FIFO)                                     $ 1,158,028        $ 1,230,017       $ 1,227,170       $ 1,247,337
 Working capital (e)                                        355,124            319,429           452,121           361,093
 Net property, plant and equipment                        1,600,166          1,571,298         1,410,123         1,384,241
 Total assets                                             4,183,503          4,305,149         4,042,351         4,064,189
 Long-term debt (f)                                       1,445,562          1,459,766         1,262,995         1,347,386
 Stockholders' equity                                     1,216,176          1,193,222         1,275,458         1,134,820
- ------------------------------------------------------------------------------------------------------------------------------
Other Statistics (a)
 Earnings before accounting change as a
  percent of net sales                                         1.01%               .98%             1.16%             1.31%
 Return on average stockholders' equity                       13.96%             12.95%            15.40%            15.32%
 Book value per common share                            $     17.94        $     16.92       $     17.62       $     15.84
 Current ratio (e)                                           1.27:1             1.22:1            1.37:1            1.27:1
 Debt to capital ratio                                           57%                59%               53%               59%
 Dividends declared per common share                    $       .97        $       .92 1/2   $       .85 1/2   $       .76 1/2
 Weighted average common shares outstanding                  68,277             71,388            71,817            71,341
 Depreciation and amortization                          $   219,084        $   198,718       $   186,261       $   140,790
 Capital expenditures, excluding retailer financing     $   271,456        $   319,560       $   239,602       $   164,728
- ------------------------------------------------------------------------------------------------------------------------------

Notes:
(a) Amounts for all years prior to 1992 have been restated to reflect the company's ownership percentage in ShopKo under the equity method of accounting because of the sale of a 54 percent interest in ShopKo, effective October 16, 1991. Fiscal 1992 and 1987 contained 53 weeks; all other years cover 52 weeks. Dollars in thousands except per share and percentage data.
(b) Net earnings were reduced by restructuring and other charges of $159.4 million ($2.23 per share). The provision for income taxes includes a reversal of $40.8 million ($.57 per share) of deferred taxes in 1995 related to the partial disposition of ShopKo in 1992. The 1995 ratios were calculated excluding the restructuring and other charges and excluding the reversal of $40.8 million of deferred taxes related to the partial disposition of ShopKo. The ratios for earnings before accounting change as a percent of net sales and the return on average stockholders' equity would have been .26 and 3.46 percent, respectively, if the restructuring and other charges and the reversal of $40.8 million of deferred taxes had not been excluded.
(c) The cumulative effect of adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in a decrease in net earnings of $13,288,000 ($.18 per share). A $51,304,000 after-tax gain on the sale of a 54 percent interest in ShopKo was included in fiscal 1992 net earnings ($.69 per share). All statistics include the results of both transactions.
(d) The cumulative effect of adopting Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes," resulted in a decrease in net earnings of $13,640,000 ($.18 per share).
(e) Working capital and current ratio are calculated after adding back the LIFO reserve.
(f) Total long-term debt includes long-term debt and long-term obligations under capital leases.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------
       1992 (c)              1991              1990              1989              1988          1987 (d)
- ----------------------------------------------------------------------------------------------------------

    $10,632,301       $10,104,899        $9,734,811        $9,061,176        $8,331,333        $8,172,099
      9,807,633         9,360,886         9,043,953         8,429,692         7,751,172         7,620,235
        583,789           531,972           484,586           433,177           399,504           381,822
              -                 -                 -                 -                 -                 -
         34,320            31,441            33,104            34,532            30,089            23,288
         32,176            45,080            42,562            36,943            27,122            21,594
        322,840           225,680           215,730           200,718           177,690           168,348
        115,175            70,544            67,984            63,250            64,678            81,837
        194,377           155,136           147,746           137,468           113,012            72,871

           2.78              2.06              1.97              1.84              1.51              1.16
           2.60              2.06              1.97              1.84              1.51               .98
- ----------------------------------------------------------------------------------------------------------

    $   862,621       $   785,395        $  726,194        $  688,947        $  618,545        $  588,646
        534,182           196,217           188,139           165,887           217,320           169,526
        879,186           789,443           701,162           666,508           518,197           474,296
      2,484,300         2,401,357         2,239,900         2,116,202         1,844,918         1,641,401
        608,241           567,444           549,694           557,828           529,894           415,907
      1,030,981           978,678           869,891           763,706           660,720           578,275
- ----------------------------------------------------------------------------------------------------------


           1.95%             1.54%             1.52%             1.52%             1.36%             1.06%
          20.17%            16.82%            18.12%            19.31%            18.28%            15.55%
    $     14.35       $     13.01        $    11.59        $    10.20        $     8.84        $     7.76
         1.72:1            1.24:1            1.25:1            1.22:1            1.35:1            1.28:1
             43%               46%               46%               46%               49%               45%
    $       .70 1/2   $       .64 1/2    $      .58 1/2    $      .48 1/2    $      .43 1/2    $      .41
         74,700            75,165            74,972            74,785            74,634            74,387
    $   111,488       $   105,582        $   95,593        $   86,944        $   85,179        $   71,955
    $   175,624       $   203,199        $  142,899        $  193,218        $  137,533        $  214,314
- ----------------------------------------------------------------------------------------------------------

CONSOLIDATED COMPOSITION OF NET SALES AND OPERATING EARNINGS

The following table sets forth, for each of the last five fiscal years, the composition of the company's net sales and operating earnings.

- -------------------------------------------------------------------------------------------------------------------------------
(In thousands, except percent data)                          1996           1995            1994            1993           1992
- -------------------------------------------------------------------------------------------------------------------------------
NET SALES
- -------------------------------------------------------------------------------------------------------------------------------
Food distribution                                     $14,685,899    $14,820,009     $14,361,255     $11,448,148    $ 9,841,033
                                                             89.1%          89.5%           90.1%           91.1%          92.6%
Retail food                                             4,412,203      4,219,691       3,696,145       2,699,075      2,002,923
                                                             26.7%          25.4%           23.2%           21.5%          18.8%
Less: Eliminations                                     (2,611,781)    (2,475,928)     (2,120,475)     (1,579,223)    (1,211,655)
                                                            (15.8)%        (14.9)%         (13.3)%         (12.6)%        (11.4)%
  Total net sales                                     $16,486,321    $16,563,772     $15,936,925     $12,568,000    $10,632,301
                                                            100.0%         100.0%          100.0%          100.0%         100.0%
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS
- -------------------------------------------------------------------------------------------------------------------------------
Food distribution                                     $   334,673    $   257,495     $   365,527     $   284,337    $   241,666
Retail food                                                57,176       (104,338)         31,366          24,842         12,512
                                                      -------------------------------------------------------------------------
  Total operating earnings                                391,849        153,157         396,893         309,179        254,178

Interest expense, net                                    (116,678)      (111,271)        (89,767)        (54,203)       (34,320)
General corporate expenses                                (25,097)       (43,345)        (27,835)        (19,430)       (13,299)
                                                      -------------------------------------------------------------------------
  Earnings before equity in earnings
    of ShopKo, gain on sale of
    ShopKo stock and income taxes                         250,074         (1,459)        279,291         235,546        206,559
Equity in earnings of ShopKo                               17,618         17,384          14,789          23,072         32,176
Gain on sale of ShopKo stock                                   --             --              --              --         84,105
                                                      -------------------------------------------------------------------------
  Earnings before income taxes                        $   267,692    $    15,925     $   294,080     $   258,618    $   322,840
- -------------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
- -------------------------------------------------------------------------------------------------------------------------------
Food distribution                                     $ 2,684,088    $ 2,843,862     $ 2,644,670     $ 2,830,400    $ 1,594,003
Retail food                                             1,126,197      1,121,596         948,551         837,148        508,441
Corporate                                                 373,218        339,691         449,130         396,641        381,856
                                                      -------------------------------------------------------------------------
  Total                                               $ 4,183,503    $ 4,305,149     $ 4,042,351     $ 4,064,189    $ 2,484,300
- -------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
- -------------------------------------------------------------------------------------------------------------------------------
Food distribution                                     $   115,507    $   107,471     $   105,763     $    83,686    $    71,326
Retail food                                                85,010         76,145          64,924          48,303         35,360
Corporate                                                  18,567         15,102          15,574           8,801          4,802
                                                      -------------------------------------------------------------------------
  Total                                               $   219,084    $   198,718     $   186,261     $   140,790    $   111,488
- -------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
- -------------------------------------------------------------------------------------------------------------------------------
Food distribution                                     $   102,435    $   159,838     $   131,322     $    60,408    $    94,835
Retail food                                               137,914        119,605          69,939          78,715         68,562
Corporate                                                  31,107         40,117          38,341          25,605         12,227
                                                      -------------------------------------------------------------------------
  Total                                               $   271,456    $   319,560     $   239,602     $   164,728    $   175,624
- -------------------------------------------------------------------------------------------------------------------------------

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

CONSOLIDATED STATEMENTS OF EARNINGS

 ----------------------------------------------------------------------------------------------------------------------------------
 (In thousands, except per share data)                                                  Fiscal Year Ended
- ------------------------------------------------------------------------------------------------------------------------------------
                                                             February 24,                  February 25,                 February 26,
                                                                     1996                          1995                         1994
                                                               (52 Weeks)                    (52 Weeks)                   (52 Weeks)
- ------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                    $16,486,321                   $16,563,772                  $15,936,925
COST AND EXPENSES
  Cost of sales                                               14,906,602                    15,040,117                   14,523,434
  Selling and administrative expenses                          1,212,967                     1,169,843                    1,044,433
  Restructuring and other charges                                      -                       244,000                            -
  Interest
     Interest expense                                            140,150                       135,383                      120,292
     Interest income                                              23,472                        24,112                       30,525
- -----------------------------------------------------------------------------------------------------------------------------------
       Interest expense, net                                     116,678                       111,271                       89,767
- -----------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                             16,236,247                    16,565,231                   15,657,634
- -----------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE EQUITY IN EARNINGS OF SHOPKO
  AND INCOME TAXES                                               250,074                        (1,459)                     279,291
Equity in earnings of ShopKo                                      17,618                        17,384                       14,789
- -----------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                     267,692                        15,925                      294,080
PROVISIONS FOR INCOME TAXES
  Current                                                         36,692                       113,505                      110,717
  Deferred                                                        64,567                      (140,914)                      (1,890)
- -----------------------------------------------------------------------------------------------------------------------------------
    Income tax expense                                           101,259                       (27,409)                     108,827
- -----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                  $  166,433                   $    43,334                  $   185,253
- -----------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding              68,277                        71,388                       71,817

NET EARNINGS PER COMMON SHARE                                 $     2.44                   $       .61                  $      2.58
- -----------------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
- -----------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                           February 24, 1996                  February 25, 1995
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash                                                                                 $    5,215                         $    4,839
  Receivables, less allowance for losses of $22,064 in 1996
    and $29,268 in 1995                                                                   380,611                            383,458
  Inventories                                                                           1,029,911                          1,109,791
  Other current assets                                                                    137,972                            148,252
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                                                1,553,709                          1,646,340
- ------------------------------------------------------------------------------------------------------------------------------------
LONG-TERM NOTES RECEIVABLE                                                                 36,731                             73,094
LONG-TERM INVESTMENT IN DIRECT FINANCING LEASES                                            74,185                             77,688
PROPERTY,PLANT AND EQUIPMENT
  Land                                                                                    146,535                            202,949
  Buildings                                                                               903,621                            868,379
  Property under construction                                                              53,775                             51,640
  Leasehold improvements                                                                  137,551                            134,094
  Equipment                                                                               988,963                            970,779
  Assets under capital leases                                                             270,549                            205,030
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                        2,500,994                          2,432,871
Less accumulated depreciation and amortization
  Owned property, plant and equipment                                                     855,429                            825,546
  Assets under capital leases                                                              45,399                             36,027
- ------------------------------------------------------------------------------------------------------------------------------------
    NET PROPERTY, PLANT AND EQUIPMENT                                                   1,600,166                          1,571,298
- ------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT IN SHOPKO                                                                      193,975                            182,839
GOODWILL                                                                                  499,688                            515,009
OTHER ASSETS                                                                              225,049                            238,881
- ------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                           $4,183,503                         $4,305,149
- ------------------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

- --------------------------------------------------------------------------------------------------------------------
                                                                            February 24, 1996      February 25, 1995
- --------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
 Notes payable                                                                     $  158,027             $  226,168
 Accounts payable                                                                     965,444              1,003,106
 Current maturities of long-term debt                                                   8,483                  9,277
 Current obligations under capital leases                                              17,955                 19,060
 Other current liabilities                                                            176,793                189,526
- --------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                         1,326,702              1,447,137
- --------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                      1,144,600              1,215,184

Long-term obligations under captial leases                                            300,962                244,582

Deferred income taxes                                                                  37,076                     --

Other liabilities                                                                     157,987                205,024

Commitments and contingencies                                                              --                     --

Stockholders' equity
 Preferred stock, no par value: Authorized 1,000 shares
  Shares issued and outstanding, 6 in 1996 and 1995 ($1,000 stated value)               5,908                  5,908
 Common stock, $1.00 par value: Authorized 200,000 shares
  Shares issued, 75,335, in 1996 and 1995                                              75,335                 75,335
 Capital in excess of par value                                                        12,737                 12,717
 Retained earnings                                                                  1,336,942              1,236,507
 Treasury stock, at cost, 7,892 shares in 1996 and 5,161 in 1995                     (214,746)              (137,245)
- --------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                        1,216,176              1,193,222
- --------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                         $4,183,503             $4,305,149
- --------------------------------------------------------------------------------------------------------------------

Consolidated Statements Of Stockholders' Equity

- ----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                   Capital in
                                                   Preferred  Common    Excess of    Treasury    Retained
                                                     Stock     Stock    Par Value      Stock     Earnings        Total
- ----------------------------------------------------------------------------------------------------------------------
Balances at February 27, 1993                       $   --   $75,335      $12,584  $ (97,473)  $1,144,374   $1,134,820
Net earnings                                            --        --           --         --      185,253      185,253
Sales of common stock under
 option plans                                           --        --          225     10,838           --       11,063
Cash dividends declared on common
 stock--$.855 per share                                 --        --           --         --      (61,510)     (61,510)
Issuance of preferred stock                          5,908        --           --         --           --        5,908
Compensation under employee
  incentive plans                                       --        --          157       (233)          --          (76)
- ----------------------------------------------------------------------------------------------------------------------
Balances at February 26, 1994                        5,908    75,335       12,966    (86,868)   1,268,117    1,275,458
Net earnings                                            --        --           --         --       43,334       43,334
Sales of common stock under
 option plans                                           --        --         (290)     1,435           --        1,145
Cash dividends declared on common
 stock--$.925 per share                                 --        --           --         --      (66,024)     (66,024)
Compensation under employee
  incentive plans                                       --        --           41        253           --          294
Purchase of shares for treasury                         --        --           --    (52,065)          --      (52,065)
Other                                                   --        --           --         --       (8,920)      (8,920)
- ----------------------------------------------------------------------------------------------------------------------
Balances at February 25, 1995                        5,908    75,335       12,717   (137,245)   1,236,507    1,193,222
Net earnings                                            --        --           --         --      166,433      166,433
Sales of common stock under
 option plans                                           --        --          (84)     3,458           --        3,374
Cash dividends declared on common
 stock--$.970 per share                                 --        --           --         --      (65,998)     (65,998)
Compensation under employee
  incentive plans                                       --        --          104       (869)          --         (765)
Purchase of shares for treasury                         --        --           --    (80,090)          --      (80,090)
- ----------------------------------------------------------------------------------------------------------------------
Balances at February 24, 1996                       $5,908   $75,335      $12,737  $(214,746)  $1,336,942   $1,216,176
- ----------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

Consolidated Statements Of Cash Flows

- ----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                        Fiscal Year Ended
- ----------------------------------------------------------------------------------------------------------------------
                                                                          February 24,   February 25,   February 26,
                                                                                  1996           1995           1994
- ----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net earnings                                                               $ 166,433      $  43,334      $ 185,253
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Equity in earnings of ShopKo                                             (17,618)       (17,384)       (14,789)
      Dividends received from ShopKo                                             6,482          6,482          6,483
      Depreciation and amortization                                            219,084        198,718        186,261
      Provision for losses on receivables                                        2,269          1,627          7,165
      Restructuring and other charges                                               --        244,000             --
      Gain on sale of property, plant and equipment                            (12,215)        (3,689)          (404)
      Deferred income taxes                                                     64,567       (140,914)        (1,890)
      Treasury shares contributed to employee incentive plan                       107            525            444
  Changes in assets and liabilities, excluding effect from acquisitions:
    Receivables                                                                 17,865        (14,862)        (1,207)
    Inventories                                                                 79,880         52,296         22,222
    Other current assets                                                        (2,671)         4,638            108
    Direct financing leases                                                      8,302          9,517          9,183
    Accounts payable                                                           (55,246)         6,516         18,171
    Other liabilities                                                          (51,569)       (49,804)        15,745
- ----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                      425,670        341,000        432,745
- ----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
  Additions to long-term notes receivable                                      (28,394)       (32,052)       (35,591)
  Proceeds received on long-term notes receivable                               64,757         33,396         51,557
  Proceeds from sale of property, plant and equipment                           94,733         43,854         41,531
  Purchase of property, plant and equipment                                   (236,248)      (298,124)      (231,489)
  Business acquisitions, net of cash acquired                                       --       (111,083)            --
  Other investing activities                                                   (39,645)        33,033         44,249
- ----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                         (144,797)      (330,976)      (129,743)
- ----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
  Net issuance (reduction) of short-term notes payable                         (68,141)       199,530       (228,414)
  Proceeds from issuance of long-term debt                                     257,500        150,000          4,365
  Repayment of long-term debt                                                 (308,406)      (221,245)        (9,462)
  Reduction of obligations under capital leases                                (17,529)       (19,095)       (18,377)
  Proceeds from the sale of common stock under option plans                      2,291            212          9,521
  Dividends paid                                                               (66,122)       (65,368)       (59,562)
  Payment for purchase of treasury stock                                       (80,090)       (52,065)            --
- ----------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                         (280,497)        (8,031)      (301,929)
- ----------------------------------------------------------------------------------------------------------------------
Net increase in cash                                                               376          1,993          1,073
Cash at beginning of year                                                        4,839          2,846          1,773
- ----------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                          $   5,215      $   4,839      $   2,846
- ----------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.


                   Notes To Consolidated Financial Statements

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

Inventories:
Inventories are stated at the lower of cost or market. Cost is determined through use of the last-in, first-out method (LIFO) for a major portion of consolidated inventories: 78.9 percent for fiscal 1996 and 79.5 percent for fiscal 1995. The first-in, first-out method (FIFO) is used to determine cost for remaining inventories which are principally perishable products. Market is replacement value. If the FIFO method had been used to determine cost of inventories for which the LIFO method is used, the company's inventories would have been higher by approximately $128.1 million at February 24, 1996 and $120.2 million at February 25, 1995.

Property, plant and equipment:
Property, plant and equipment are carried at cost. Depreciation, as well as amortization of assets under capital leases, is based on the estimated useful lives of the assets using a straight-line method. Interest on property under construction of $2.6, $2.7 and $2.9 million was capitalized in fiscal years 1996, 1995 and 1994, respectively.

Goodwill:
Amounts paid in excess of the fair value of acquired net assets are amortized on a straight-line basis over 5 to 40 years. The recoverability of goodwill is assessed by determining whether the goodwill balance can be recovered through projected cash flows and operating results over its remaining life. Impairment of the asset is recognized when it is probable that such future undiscounted cash flows will be less than the carrying value of the asset. Goodwill is shown net of accumulated amortization of $48.6 and $31.1 million for fiscal 1996 and 1995, respectively.

Accounts payable:
Accounts payable include $72.5 and $68.5 million at February 24, 1996 and February 25, 1995, respectively, of issued checks which had not cleared the company's bank accounts, reduced by deposits in transit and cash on deposit in the company's depository banks.

Financial Instruments:
The company, from time to time, utilizes interest rate caps, collars and swaps to manage interest costs and reduce exposure to interest rate changes. The cost of these instruments is recognized over the life of such contracts.

Fair value disclosures of financial instruments:
The estimated fair value of notes receivable approximates the net carrying value at February 24, 1996 and February 25, 1995. Notes receivable are valued based on comparisons to publicly traded debt instruments of similar credit quality.

At February 24, 1996 and February 25, 1995 the estimated fair market value of the company's long-term debt (including current maturities) exceeded the carrying value by approximately $57 and $11 million, respectively. The estimated fair value was based on market quotes where available, discounted cash flows and market yields for similar instruments. The estimated fair market value of the company's commercial paper outstanding as of February 24, 1996 and February 25, 1995 approximated the carrying value. The fair market value of the company's interest rate caps, collars and swaps was immaterial at February 24, 1996 and February 25, 1995.

Pre-opening costs:
Pre-opening costs of retail stores are charged against earnings as incurred.

Net earnings per share:
Net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding. Outstanding stock options do not have a significant dilutive effect on earnings per share.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:
Certain reclassifications have been made to prior years' financial statements to conform to 1996 presentation. These reclassifications did not affect results of operations as previously reported.

Restructure and Other Charges

In December 1994, restructuring and other charges totaling $244.0 million were incurred for the implementation of the ADVANTAGE project, the sale, closure or restructure of certain retail businesses and the recognition of certain asset impairments.

The aggregate charges included $204.8 million for activities under the restructuring plan and an additional $39.2 million for asset impairment. The asset impairment charge covered intangibles in businesses where future undiscounted cash flow was not sufficient to recover the book value of the recorded intangible.

                   Notes To Consolidated Financial Statements

The charges included $53.1 million for the elimination of approximately 4,300 employees; $20.0 million for expected losses on the sale of tangible assets and expenses under non-cancelable leases; $87.8 million for the closing of approximately 30 underperforming corporate retail stores; and $43.9 million for carrying costs and losses on disposition of property.

In 1995, the company utilized approximately $28.0 million of the reserve primarily for the closedown and disposal of assets at 6 underperforming corporate retail stores, losses and disposition of tangible assets and severance of employees.

In 1996, the company utilized approximately $64.0 million of the reserve; $6.2 million for elimination of 1,264 positions; $3.7 million for the sale of tangible assets and expenses under non-cancelable leases; $38.5 million for the closing of 17 underperforming corporate retail stores; and $15.6 million for carrying costs and losses on disposition of property. The retail units covered by the reserve had aggregate sales of $121.1, $296.3 and $291.7 million in 1996, 1995 and 1994, respectively, and pre-tax losses of $9.5, $21.3 and $19.0 million in 1996, 1995 and 1994, respectively.

An additional $54.0 million of the reserve is expected to be utilized for completion of pending property sales, for severance and termination benefits as regionalization of distribution facilities and other operations occur in fiscal 1997 and for the closing of additional underperforming corporate retail stores.

Notes Receivable

Notes receivable arise from fixture and other financing related to independently owned retail food operations. Loans to independent retailers, as well as trade accounts receivable, are primarily collateralized by the retailers' inventory, equipment and fixtures. The notes range in length from 1 to 10 years with the average being 6 years, and may be non-interest bearing or bear interest at rates ranging primarily from 5 to 12 percent.


Included in current receivables are notes receivable due within one year totaling $5.7 and $11.6 million at February 24, 1996 and February 25, 1995, respectively.

Investment in ShopKo

The company's ownership in ShopKo, a mass merchandise discount retailer, is 46 percent and is accounted for under the equity method.

Summarized financial information of ShopKo is as follows:

- ------------------------------------------------------------------------
(In thousands)                      1996            1995            1994
- ------------------------------------------------------------------------
Sales                         $1,968,016      $1,852,929      $1,738,746
Gross profit                     501,283         488,016         449,488
Net earnings                      38,439          37,790          32,122
- ------------------------------------------------------------------------


- ------------------------------------------------------------------------
(In thousands)                             1996                     1995
- ------------------------------------------------------------------------
Current assets                         $476,191                 $468,744
Non-current assets                      641,769                  641,007
Current liabilities                     260,795                  281,473
Non-current liabilities                 435,534                  431,003
- ------------------------------------------------------------------------

Debt
- ------------------------------------------------------------------------
(In thousands,                      February 24,            February 25,
except payment data)                        1996                    1995
- ------------------------------------------------------------------------
5.875%-8.875% promissory notes        $  400,000              $  700,000
  semi-annual interest payments of
  $16.1 million; due 1999 to 2002
5.92%-6.69% medium-term notes         157,500                         --
  semi-annual interest payments of
  $4.9 million; due 1997 to 2005
7.25% promissory notes                150,000                    150,000
  semi-annual interest payments of
  $5.4 million; due 1999
Notes payable                         100,000                         --
Variable rate to 8.25% industrial     89,833                      93,085
  revenue bonds
9.67% senior subordinated notes       75,000                      75,000
  due 1998
8.875%-9.64% promissory notes         70,000                      70,000
  semi-annual interest payments of
  $3.2 million; due 1997 to 1999
8.39%-11.5% promissory notes          29,268                      31,351
  due 1996 to 2004
8.28%-9.46% promissory notes          24,804                      25,640
  due 2010
9.96% promissory notes due 2005       22,698                      24,013
8.875% sinking fund debentures
  due 2016                            22,110                      22,110
3.0%-9.5% mortgages payable due       4,072                        5,490
  1996 to 2008 (secured by land
  and buildings)
Other debt                            7,798                       27,772
- ------------------------------------------------------------------------
                                      1,153,083                1,224,461
Less current maturities               8,483                        9,277
- ------------------------------------------------------------------------
Long-term debt                        $1,144,600              $1,215,184
- ------------------------------------------------------------------------

                   Notes To Consolidated Financial Statements

Aggregate maturities of long-term debt during the next five fiscal years are:
- -------------------------------------------------------------------------------
(In thousands)
- -------------------------------------------------------------------------------
1997                                                                   $  8,483
1998                                                                     63,248
1999                                                                    146,279
2000                                                                    207,093
2001                                                                    182,045
- -------------------------------------------------------------------------------
The company has a $400 million revolving credit agreement that expires in May 2000. The company pays an annual facility fee of .10 percent for the credit agreement. The company also has a $400 million "shelf registration" in effect under which $157.5 million of medium-term notes were issued. These notes and $142.5 million of short-term commercial paper were used to repay $300 million of debt which matured on November 15, 1995.

At February 24, 1996, $100 million of commercial paper borrowings were classified as long-term debt, reflecting SUPERVALU's intent and ability, through the existence of the revolving credit agreement to refinance these borrowings. The debt agreements contain various covenants, including minimum tangible net worth requirements and maximum permitted leverage. Under the most restrictive covenants, retained earnings of approximately $98 million were available at year-end for payment of cash dividends and repurchase of stock.

The company periodically enters into interest rate caps, collars and swaps to manage exposure to interest rate changes. The financial instruments are subject to market risk as interest rates fluctuate. In June 1995, an interest rate cap which provided an upper limit on the rates of $100 million of the company's floating rate commercial paper expired and was not replaced.

The weighted-average interest rate on short-term borrowings outstanding at February 24, 1996, and February 25, 1995, was 5.5 and 6.1 percent, respectively.

LEASES

Capital and operating leases:
The company leases certain food distribution warehouse and office facilities, as well as corporate-owned retail food stores. Many of these leases include renewal options, and to a limited extent, include options to purchase.

Amortization of assets under capital leases was $13.8, $12.9 and $13.6 million in fiscal 1996, 1995 and 1994, respectively.

Future minimum obligations under capital leases in effect at February 24, 1996 are as follows:
- --------------------------------------------------------------------------------
(In thousands)                                                            Lease
Year                                                                Obligations
- --------------------------------------------------------------------------------
1997                                                                    $ 31,574
1998                                                                      31,343
1999                                                                      31,033
2000                                                                      30,393
2001                                                                      29,497
Later                                                                    286,432
- --------------------------------------------------------------------------------
Total future minimum obligations                                         440,272
Less interest                                                            202,776
- --------------------------------------------------------------------------------
Present value of net future minimum obligations                          237,496
Less current portion                                                       8,885
- --------------------------------------------------------------------------------
Long-term obligations                                                   $228,611
- --------------------------------------------------------------------------------

The present values of future minimum obligations shown are calculated based on interest rates ranging from 7.1 percent to 13.8 percent, with a weighted average of 9.6 percent, determined to be applicable at the inception of the leases.

In addition to its capital leases, the company is obligated under operating leases, primarily for buildings, warehouse and computer equipment.

Future minimum obligations under operating leases in effect at February 24, 1996 are as follows:
- --------------------------------------------------------------------------------
(In thousands)                                                             Lease
Year                                                                 Obligations
- --------------------------------------------------------------------------------
1997                                                                    $ 48,896
1998                                                                      42,205
1999                                                                      36,000
2000                                                                      30,775
2001                                                                      25,947
Later                                                                    121,155
- --------------------------------------------------------------------------------
Total future minimum obligations                                        $304,978
- --------------------------------------------------------------------------------

Total rent expense, net of sublease income, relating to all operating leases with terms greater than one year was $33.0, $32.9 and $33.3 million in fiscal 1996, 1995 and 1994, respectively.

Future minimum receivables under operating leases and subleases in effect at February 24, 1996 are as follows:
- -------------------------------------------------------------------------------

(In thousands)                          Owned           Leased
Year                                  Property         Property            Total
- --------------------------------------------------------------------------------
1997                                   $ 5,097          $17,571          $22,668
1998                                     4,636           14,492           19,128
1999                                     4,021           11,834           15,855
2000                                     3,245            9,162           12,407
2001                                     2,542            7,039            9,581
Later                                   11,811           20,077           31,888
- --------------------------------------------------------------------------------
Total future
  minimum receivables                  $31,352          $80,175         $111,527
- --------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Owned property under operating leases is as follows:

- --------------------------------------------------------------------------------
(In thousands)                               February 24,           February 25,
                                                     1996                   1995
- --------------------------------------------------------------------------------
Land, buildings and equipment                     $52,940                $69,067
Less accumulated depreciation                      17,675                 17,402
- --------------------------------------------------------------------------------
Net land, buildings and equipment                 $35,265                $51,665
- --------------------------------------------------------------------------------

Direct financing leases:
Under direct financing capital leases, the company leases buildings on behalf of independent retailers with terms ranging from 5 to 25 years.

Future minimum rentals to be received under direct financing leases and the related future minimum obligations under capital leases in effect at February 24, 1996 are as follows:

- --------------------------------------------------------------------------------
(In thousands)                     Direct Financing                Capital Lease
Year                              Lease Receivables                  Obligations
- --------------------------------------------------------------------------------
1997                                       $ 17,616                     $ 16,191
1998                                         15,946                       14,691
1999                                         14,208                       13,178
2000                                         12,174                       11,324
2001                                          9,543                        8,898
Later                                        71,215                       66,708
- --------------------------------------------------------------------------------
Total minimum lease payments                140,702                      130,990
Less unearned income                         57,533                           --
Less interest                                    --                       49,569
- --------------------------------------------------------------------------------
Present value of net minimum
  lease payments                             83,169                       81,421
Less current portion                          8,984                        9,070
- --------------------------------------------------------------------------------
Long-term portion                          $ 74,185                     $ 72,351
- --------------------------------------------------------------------------------

INCOME TAXES

The provision (benefit) for income taxes consists of the following:
- --------------------------------------------------------------------------------
(In thousands)                              1996           1995            1994
- --------------------------------------------------------------------------------

Current
  Federal                               $ 30,427      $  93,785        $ 91,113
  State                                    6,548         20,060          19,955
  Tax credits                               (283)          (340)           (351)
Deferred
  Statutory rate change                       --             --             500
  ShopKo deferred tax benefit                 --        (40,783)             --
  Restructuring and
    other charges                         31,565        (75,803)             --
  Other                                   33,002        (24,328)         (2,390)
- --------------------------------------------------------------------------------
Total provision (benefit)               $101,259      $ (27,409)       $108,827

The difference between the actual tax provision (benefit) and the tax provision (benefit) computed by applying the statutory Federal income tax rate to earnings
(loss) before taxes is attributable to the following:

- --------------------------------------------------------------------------------
(In thousands)                              1996           1995            1994
- --------------------------------------------------------------------------------
Federal taxes based on
  statutory rate                          $ 93,692       $  5,574      $102,928
State income taxes, net of
  federal benefit                           12,180            725        12,645
ShopKo deferred tax benefit                     --        (40,783)           --
Benefit of dividends received
  deduction                                 (6,455)        (6,910)       (2,058)
Nondeductible goodwill                       5,973         17,990         4,192
Other                                       (4,131)        (4,005)       (8,880)
- --------------------------------------------------------------------------------
Total provision (benefit)                 $101,259       $(27,409)     $108,827
- --------------------------------------------------------------------------------

The company recorded a tax benefit of $40.8 million in 1995 for the reversal of deferred taxes related to the 1992 sale of 54 percent of the then wholly-owned ShopKo Stores, Inc. to reflect a favorable Internal Revenue Service settlement.

Temporary differences which give rise to significant portions of the net deferred tax asset as of February 24, 1996 and February 25, 1995 are as follows:

- -------------------------------------------------------------------------------
 (In thousands)                                               1996         1995
- -------------------------------------------------------------------------------
Deferred tax assets:
  Depreciation and amortization                           $ 15,468    $  10,756
  Restructuring and other charges                           44,238       75,803
  Net operating loss from acquired
   subsidiaries                                             25,241       26,736
  Valuation allowance                                       (8,000)      (8,000)
  Provision for obligations and
    contingencies to be settled in
    future periods                                         146,862      182,034
  Inventory                                                 10,121       16,910
  Other                                                      9,123        7,015
- --------------------------------------------------------------------------------
Total deferred tax assets                                  243,053      311,254
- --------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization                            (86,314)     (77,621)
  Acquired assets adjustment to fair values                (84,335)    (104,247)
  Accelerated tax deductions for
    benefits to be paid in future periods                  (21,813)     (12,404)
Other                                                       (5,881)      (7,705)
- --------------------------------------------------------------------------------
Total deferred tax liabilities                            (198,343)    (201,977)
- --------------------------------------------------------------------------------
Net deferred tax asset                                   $  44,710    $ 109,277
- --------------------------------------------------------------------------------

                   Notes To Consolidated Financial Statements

The company has acquired net operating loss (NOL) carryforwards of $63.8 million for tax purposes which expire beginning in 2000 and continuing through 2010. A valuation allowance of $8.0 million relates to NOL carryforwards not expected to be realized.

Temporary differences attributable to obligations and contingencies consist primarily of valuation allowances, accrued postretirement benefits and vacation pay, and other expenses which are not deductible for income tax purposes until paid.

Supplemental Cash Flow Information

The company's non-cash investing and financing activities were as follows:

- -------------------------------------------------------------------------------
(In thousands)                                        1996       1995      1994
- -------------------------------------------------------------------------------
Leased asset additions and
  related obligation                               $37,769  $ 22,695    $13,127
                                                   ----------------------------
Acquisitions:
  Fair value of assets acquired                          --   402,885    35,482
  Cash paid                                              --   117,477        --
  Preferred stock issued                                 --        --     5,908
- -------------------------------------------------------------------------------
Liabilities assumed                                      --  $285,408   $29,574
- -------------------------------------------------------------------------------

Payments for interest and income taxes were as follows:

- -------------------------------------------------------------------------------
(In thousands)                                         1996      1995      1994
- -------------------------------------------------------------------------------
Interest (net of amount
 capitalized)                                      $144,599  $134,251  $123,457
Income taxes                                         61,994   123,808   107,891
- -------------------------------------------------------------------------------

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


Changes in the options were as follows:

- -------------------------------------------------------------------------------
                                                           Shares         Price
                                                   (In thousands)         Range
- -------------------------------------------------------------------------------
Outstanding, February 27, 1993                              2,628  $13.19-34.56
  Granted                                                     692   31.63-39.25
  Exercised                                                  (482)  13.19-32.81
  Canceled and forfeited                                      (73)
- -------------------------------------------------------------------------------
Outstanding, February 26, 1994                              2,765   15.25-39.25
  Granted                                                     910   25.69-32.50
  Exercised                                                   (66)  15.25-33.19
  Canceled and forfeited                                      (70)
- -------------------------------------------------------------------------------
Outstanding, February 25, 1995                              3,539   15.91-39.25
  Granted                                                   1,444   26.38-32.38
  Exercised                                                  (187)  15.91-29.75
  Canceled and forfeited                                     (195)
- -------------------------------------------------------------------------------
Outstanding, February 24, 1996                              4,601  $18.38-39.25
- -------------------------------------------------------------------------------

Options to purchase 2.6 and 2.1 million shares were exercisable at February 24, 1996, and February 25, 1995, respectively. Option shares available for grant were 1.8 and 3.0 million at February 24, 1996, and February 25, 1995, respectively. The company has reserved 9.6 million shares, in aggregate, for the plans.

As of February 24, 1996, limited stock appreciation rights have been granted and are outstanding under the 1978, 1989 and 1993 Stock Appreciation Rights Plans. Such rights relate to options granted to purchase 1.8 million shares of common stock and are exercisable only upon a "change of control."

Treasury Stock Purchase Programs

In February 1994, the Board of Directors instituted a treasury stock program under which the company is authorized to purchase shares in such amounts as it deems appropriate for reissuance upon the exercise of employee stock options and for other compensation programs utilizing the company's stock. In December 1994, the Board of Directors approved an additional treasury stock purchase program. Under the December 1994 program the company may repurchase up to 5.0 million shares which may be used for any corporate purpose. During fiscal 1996, the company repurchased 2.9 million shares at an average per share cost of $27.99 under the December 1994 program. In fiscal 1995, the company repurchased .6 million shares at an average cost of $34.49 per share under the February 1994 treasury stock program and 1.3 million shares at an average cost of $23.72 per share under the December 1994 treasury stock program. No shares were repurchased under either treasury stock program in fiscal 1994.

                   Notes To Consolidated Financial Statements

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

Contributions under the defined contribution profit sharing plans are determined at the discretion of the Board of Directors and were $5.5, $5.3 and $5.1 million for fiscal 1996, 1995 and 1994, respectively.

Amounts charged to union pension expense were $33.5, $31.8 and $28.2 million for fiscal 1996, 1995 and 1994, respectively.

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

The following table sets forth the company's defined benefit pension plans' funded status and the amounts recognized in the company's financial statements:

- -------------------------------------------------------------------------------
(In thousands)                                       February 24,  February 25,
                                                            1996          1995
- -------------------------------------------------------------------------------
Actuarial present value of
 accumulated benefit obligation:
  Vested                                               $ 178,894     $ 139,315
  Total                                                $ 197,877     $ 153,480
- -------------------------------------------------------------------------------
Projected benefit obligation                           $ 244,958     $ 192,082
Plan assets at fair value                               (200,985)     (164,943)
- -------------------------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets                                   43,973        27,139
Unrecognized net loss                                    (35,298)      (14,096)
Unrecognized prior service cost                              552           307
Unrecognized transition obligation                          (380)         (475)
Adjustment to minimum liability                              138           125
- -------------------------------------------------------------------------------
Pension liability                                      $   8,985     $  13,000
- -------------------------------------------------------------------------------

Net pension expense included the following components:

- -------------------------------------------------------------------------------
(In thousands)                                          1996     1995      1994
- -------------------------------------------------------------------------------
Service cost                                        $  8,742  $10,647  $  8,848
Interest cost                                         16,815   15,638    14,975
Actual return on plan assets                         (32,468)  (4,892)  (12,834)
Net amortization and deferral                         17,053   (9,490)   (1,235)
- -------------------------------------------------------------------------------
Net pension expense                                 $ 10,142  $11,903  $  9,754
- -------------------------------------------------------------------------------

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5 percent and 4.5 percent, respectively for 1996, and 8.5 percent and 4.5 percent, respectively, for 1995. The expected long-term rate of return on assets was 10 percent. The company computes pension expense using the projected unit credit actuarial cost method.

The company also maintains non-contributory, unfunded pension plans to provide certain employees with pension benefits in excess of limits imposed by federal tax law.

The projected benefit obligation of the unfunded plans totals $16.9 and $13.7 million at February 24, 1996 and February 25, 1995, respectively. The accumulated benefit obligation of this plan totaled $12.9 and $10.4 million at February 24, 1996 and February 25, 1995, respectively. Net periodic pension cost was $2.2, $1.9 and $1.3 million for fiscal 1996, 1995 and 1994, respectively.

                   Notes To Consolidated Financial Statements

Other Postretirement Benefits:

In addition to providing pension benefits, the company provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits upon meeting certain age and service requirements.

The periodic postretirement benefit cost and accumulated postretirement benefit obligation are as follows:

- -------------------------------------------------------------------------------
(In thousands)
Net periodic postretirement benefit cost                   1996    1995    1994
- -------------------------------------------------------------------------------
Service cost-benefits attributed to
 service during the period                               $1,460  $1,901  $1,783
Interest cost on accumulated
 postretirement benefit obligation                        3,667   4,024   3,686
Net amortization and deferral                              (335)     93     340
- -------------------------------------------------------------------------------
Net periodic postretirement
 benefit cost                                            $4,792  $6,018  $5,809
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
Accumulated postretirement                           February 24,  February 25,
 benefit obligation                                          1996          1995
- -------------------------------------------------------------------------------
Retirees                                                  $18,771       $21,021
Active plan participants                                   34,555        30,607
- -------------------------------------------------------------------------------
Total accumulated postretirement
 benefit obligation                                        53,326        51,628
Unrecognized (loss) gain                                   (3,929)        1,328
Unrecognized prior service cost                             2,482          (362)
- -------------------------------------------------------------------------------
Postretirement benefit liability                          $51,879       $52,594
- -------------------------------------------------------------------------------

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent in 1996 and 8.5 percent in 1995.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12 percent through fiscal 1995, 9 percent through fiscal 1999 and 6 percent thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1 percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $7.9 million and $6.5 million and the net periodic cost by $.9 million and $1 million for fiscal 1996 and 1995, respectively.

Industry Segment Information

Information concerning the company's continuing operations by business segment for the years ended February 24, 1996, February 25, 1995 and February 26, 1994, as required by Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," is contained on page 24.

Commitments and Contingencies

The company has guaranteed mortgage loan and other debt obligations of $16.0 million. The company has also guaranteed the leases and fixture financing loans of various affiliated retailers with a present value of $36.1 and $6.9 million, respectively. The company has provided limited recourse to purchasers of notes receivable from affiliated retailers with outstanding note balances of $56.9 and $34.8 million, $17.0 and $7.2 million of which the company has contingent liability at February 24, 1996 and February 25, 1995, respectively. In addition, the company is contingently liable for bonds totaling $1.2 million. The company has also entered into note repurchase agreements with various lenders totaling $7.5 million, under which certain events require the company to repurchase collateralized loans.

The company is a party to various legal proceedings arising from the normal course of business activities, none of which, in management's opinion, is expected to have a material adverse impact on the company's consolidated results of operations or its financial position.

                          Independent Auditors' Report

SUPERVALU INC.
Board of Directors and Stockholders
Eden Prairie, Minnesota

We have audited the accompanying consolidated balance sheets of SUPERVALU INC. and subsidiaries as of February 24, 1996 and February 25, 1995, and the related statements of earnings, stockholders' equity and cash flows for each of the three years (52 weeks) in the period ended February 24, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SUPERVALU INC. and subsidiaries as of February 24, 1996 and February 25, 1995, and the results of their operations and their cash flows for each of the three years in the period ended February 24, 1996, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP


Minneapolis, Minnesota
April 5, 1996

- --------------------------------------------------------------------------------
Unaudited Quarterly Financial Information
- --------------------------------------------------------------------------------

Quarterly unaudited financial information for SUPERVALU INC. and subsidiaries is as follows:

- ---------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                 Fiscal Year (52 Weeks) Ended February 24, 1996
- ---------------------------------------------------------------------------------------------------------------
                                              First        Second           Third          Fourth         Year
                                            (16 wks)      (12 wks)        (12 wks)        (12 wks)     (52 wks)
- ---------------------------------------------------------------------------------------------------------------
Net sales                                $4,973,037    $3,779,397      $3,886,595      $3,847,292  $16,486,321
Gross profit                                460,341       351,708         366,845         400,825    1,579,719
Net earnings                                 45,951        33,278          38,445          48,759      166,433
Net earnings per common share                   .66           .49             .57             .72         2.44
Dividends declared per common share            .235          .245            .245            .245         .970
Weighted average shares                      69,225        68,181          67,841          67,504       68,277
- ---------------------------------------------------------------------------------------------------------------

                                                      Fiscal Year (52 Weeks) Ended February 25, 1995
- ---------------------------------------------------------------------------------------------------------------
                                              First        Second           Third          Fourth         Year
                                            (16 wks)      (12 wks)        (12 wks)        (12 wks)     (52 wks)
- ---------------------------------------------------------------------------------------------------------------
Net sales                                $4,991,115    $3,773,725      $3,908,194      $3,890,738  $16,563,772
Gross profit                                438,168       336,237         360,893         388,357    1,523,655
Net earnings                                 50,613        33,515         (84,123)         43,329       43,334
Net earnings per common share                   .71           .47           (1.18)            .61          .61
Dividends declared per common share            .220          .235            .235            .235         .925
Weighted average shares                      71,633        71,471          71,487          70,879       71,388
- ---------------------------------------------------------------------------------------------------------------

The results for the third quarter, fiscal 1995, include restructuring and other charges after tax of $159.4 million and a $40.8 million deferred tax benefit related to the partial disposition of ShopKo in fiscal 1992.

              I N V E S T O R    I N F O R M A T I O N           SUPERVALU INC.

ANNUAL MEETING

Stockholders are invited to attend the Annual Stockholder's Meeting, which will be held on June 27, 1996, at 10:30 a.m., Minneapolis time at the

Minneapolis Convention Center
1301 Second Avenue South
Minneapolis, Minnesota

TRANSFER AGENT & REGISTRAR

Shareholders may contact the transfer agent with any matter concerning ownership of SUPERVALU stock.

Norwest Shareowner Services
PO Box 64854
St. Paul, Minnesota 55164 0854
800 468 9716

STOCK EXCHANGE

The company's common stock is listed on the New York Stock Exchange (trading symbol SVU).

STOCKHOLDERS OF THE COMPANY

As of May 8, 1996 there were approximately 7,901 holders of the company's stock.

FORM 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge to stockholders after May 24, 1996. Requests should be directed to:

Office of the Secretary
SUPERVALU INC.
PO Box 990
Minneapolis, Minnesota 55440

DIVIDEND REINVESTMENT PLAN

Stockholders of record may elect to participate in the company's dividend reinvestment plan. No brokerage commission or service fees are charged on any shares purchased through either reinvested dividends or optional cash payments. The plan is administered by Norwest Bank Minnesota, N.A. Requests for a brochure describing terms and conditions of the plan and an authorization card should be addressed to the Transfer Agent at the address set forth above.

INVESTOR RELATIONS

Inquiries from securities analysts and institutional investors are welcomed and should be directed to:

Kristine K. Sundberg
Vice President
Investor Relations & Communications
612 828 4450

In the interest of providing timely information, the company will no longer print quarterly earnings reports but will provide its quarterly earnings release as soon as results are made public.

SUPERVALU earnings releases are now available at no charge through a Wall Street Journal service by calling 1 800 965 4404 or by fax: 1 800 965 6766.

Another fax service is Company News On Call: 1 800 758 5804. An automated operator will ask for SUPERVALU's extension number, which is 831017.

In addition, quarterly earnings releases will be available on the Internet World Wide Web at http://www.prnewswire.com.

To be added to the company's mailing list please call or write:

SUPERVALU INC.
Investor Relations & Communications
PO Box 990
Minneapolis, Minnesota 55440
Phone: 612 828 4599
Fax: 612 828 8955