Form 10-K405, Exhibit 13
period 1997-02-22
SUPERVALU INC
filed 1997-05-23
CIK 95521

                               Financial Review
                               ----------------
                       SUPERVALU INC. And Subsidiaries

SUPERVALU management decisions are guided by established policies covering financial goals, capital structure, capital investment and dividends. The company's long-term financial goals are arrived at by balancing two broad objectives: increasing profitability levels and maintaining a strong capital structure. Management continues to review all aspects of the business for strategic fit and growth. At times, adjustments to the portfolio are necessary to obtain long-term growth targets.

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

The capital structure of SUPERVALU at each fiscal year-end included the following:

Summary of Balance Sheet Capitalization
-----------------------------------------------------------------
(In millions)                     1997       1996       1995
-----------------------------------------------------------------
Short-term borrowings             $  134.3   $  158.0   $  226.2
Long-term debt                     1,160.1    1,153.1    1,224.5
Present value of:
  Capital leases                     266.8      237.5      179.6
  Retailer finance leases             88.2       81.4       84.0
-----------------------------------------------------------------
Total debt, including
  current maturities               1,649.4    1,630.0    1,714.3
Stockholders' equity               1,307.4    1,216.2    1,193.2
-----------------------------------------------------------------
Total capitalization              $2,956.8   $2,846.2   $2,907.5
-----------------------------------------------------------------
Debt-to-total capitalization            56%        57%        59%


Liquidity

Internally-generated funds, principally from the company's food distribution business, were the major source of capital for liquidity and growth in 1997 and 1996. Management expects that the company will continue to replenish operating assets and reduce aggregate debt with internally-generated funds and capital leases unless additional funds are necessary to complete acquisitions. The company has adequate short-term and long-term financing capabilities to fund acquisitions as the opportunities arise.

Cash provided by operating activities was $329 million in 1997 compared with $422 million in 1996 and $353 million in 1995. Cash provided by operating activities in 1997 was primarily used to finance capital expenditures of $244.7 million and pay dividends of $66.9 million.

In August 1996, the Board of Directors rescinded the previous treasury stock purchase program and approved a new treasury stock purchase program authorizing the company to repurchase up to 5.0 million shares to fund stock related compensation plans. The company repurchased 746,000 shares at a cost of $21.6 million in fiscal 1997. There were no treasury stock purchases under the old program during fiscal 1997. In fiscal 1996, the company repurchased 2.9 million shares at a cost of $80.1 million.

On September 9, 1996, the company announced that it had agreed to sell its 14.7 million shares of ShopKo Stores, Inc. ("ShopKo") under an agreement to combine ShopKo and Phar-Mor under a holding company. That agreement was terminated in April 1997 by mutual decision of both ShopKo and Phar-Mor. On April 25, 1997, the company announced that ShopKo agreed to repurchase 8,174,387 shares of its stock from SUPERVALU for $150 million. Simultaneously, SUPERVALU will sell its remaining shares of ShopKo common stock in a secondary public offering. SUPERVALU is required to proceed with the secondary offering if the share price in the offering is at or above $18.35, but could at its option, proceed at a lower price. The two transactions, which are cross-conditional and subject to other conditions, are expected to close in the summer of 1997, resulting in

                               Financial Review
                               ----------------
                       SUPERVALU INC. And Subsidiaries

an estimated after-tax gain of approximately $33 million. Proceeds from the transaction, which are estimated at approximately $270 million, may be used to purchase treasury stock, reduce debt or invest via acquisition in the company's core wholesale or retail food operations.

SUPERVALU will continue to use short-term and long-term debt as a supplement to internally generated funds to finance its activities. The company has a $400 million "shelf registration" in effect of which $157.5 million of medium term notes were issued during fiscal 1996, with $242.5 million available as of the end of fiscal 1997. A $400 million revolving credit agreement also is in place and expires in May 2000. The company refinanced $300 million of debt due in November 1995, by utilizing the shelf registration and $142.5 million of short-term commercial paper. Short-term commercial paper totaling $100 million has been classified as long-term debt as the company has the ability and intent to renew these obligations past 1998 and into future periods. Maturities of debt issued will depend on management's views with respect to the relative attractiveness of interest rates at the time of issuance.

The company's financial position and long-term debt ratings remain strong, with long-term debt ratings of BBB+ from Standard and Poor's Ratings Group and Baa1 from Moody's Investors Services, Inc. The company's investment grade ratings, the available credit facilities and internally-generated funds provide the company with the financial flexibility to meet liquidity needs.

Expansion Plans For Fiscal 1998

SUPERVALU's capital budget for fiscal 1998, which includes leases, is $400 million compared with $286 million and $271 million incurred during 1997 and 1996, respectively. The budget anticipates cash spending of $365 million plus $35 million of capital leases. The capital budget provides sufficient funding for the growth of the company and covers anticipated investments to implement the ADVANTAGE project.

Approximately $200 million of the 1998 capital budget is slated for use in the company's food distribution activities, including the construction or acquisition of several small distribution centers for Save-A-Lot, information technology and normal replacement spending.

The retail food capital budget of $140 million covers corporately-owned retail food businesses. The budget provides for approximately 33 new corporate retail stores including three new Cub Foods stores and 30 corporate Save-A-Lot limited assortment stores and includes $30 million for remodels of existing stores. The balance of the 1998 capital budget is dedicated to the corporate area and will be utilized principally for computer-related items.

                           [PIE CHART APPEARS HERE]

                    Fiscal '98 Capital Budget (In Millions)

                    Food Distribution     $200
                    Corporate             $ 60
                    Retail Food           $140

In addition, the company is prepared to provide up to $150 million to support store development and financing for the company's independent retailers. Retailer financing activities typically do not require new cash outlays because they are leases or guarantees, neither of which require cash outlays, or funded by the repayment or refinancing in the commercial market of existing notes.

These capital spending activities are not expected to result in an increase in the company's debt-to-total-capital ratio as internal cash flow is expected to substantially support spending requirements. Because of the opportunistic nature of acquisitions, no amount for acquisition activity is included in the capital budget. The capital budget does include amounts for projects which are subject to change and for which firm commitments have not been made.

                               Financial Review
                               ----------------
                        SUPERVALU INC. And Subsidiaries


Dividends

Cash dividends declared during fiscal 1997 totaled 99 1/2 cents per common share, an increase of 2.6 percent over the 97 cents per share declared in the prior fiscal year. This was the 60th year of consecutive cash dividends and the 25th year of successive annual increases. Cash dividend payments over the past 25 years have increased at an annual compounded rate of 10.0 percent. The company's dividend policy will continue to emphasize a high level of earnings retention.

Common Stock Price

SUPERVALU's common stock is listed on the New York Stock Exchange under the symbol SVU. At year-end, there were 7,655 stockholders of record compared with 7,988 at the end of fiscal 1996.

=======================================================================
                               Common Stock              Dividends Per
                               Price Range                   Share
Fiscal Quarter           1997                1996         1997    1996
-----------------------------------------------------------------------
                    High      Low       High       Low
=======================================================================
First             $32 5/8  $30 5/8    $28 7/8  $ 25 5/8   $.245   $.235
Second             31 5/8   27 5/8     31        28 1/8    .250    .245
Third              30 3/8   27 1/4     32 3/4    29 1/4    .250    .245
Fourth             32 3/8   27 3/4     32 3/4    30 3/4    .250    .245
-----------------------------------------------------------------------
Year              $32 5/8  $27 1/4    $32 3/4  $ 25 5/8   $.995   $.970
=======================================================================

Dividend payment dates are on or about the 15th day of March, June, September and December, subject to Board of Directors approval.

Results of Operations

Net earnings increased 5 percent for the year driven by strong performance in the retail food segment. Net sales were even with last year as the company continued significant focus and investment in ADVANTAGE related activities. The following table sets forth items from the company's Consolidated Statements of Earnings as percentages of net sales:

===========================================================================
                                            Fiscal Year Ended
---------------------------------------------------------------------------
                                  February 22,  February 24,   February 25,
                                          1997          1996           1995
                                    (52 weeks)    (52 weeks)     (52 weeks)
===========================================================================
Net sales                               100.0%        100.0%         100.0%
Cost of sales                            89.9          90.4           90.8
Selling and administrative
 expenses                                 7.8           7.4            7.1
Restructuring and other charges            --            --            1.5
Interest expense                           .8            .9             .8
Interest income                           (.1)          (.2)           (.2)
Equity in earnings of ShopKo              (.1)          (.1)           (.1)
---------------------------------------------------------------------------
Earnings before income taxes              1.7           1.6             .1
Income taxes                               .6            .6             .1
ShopKo deferred tax credit                 --            --            (.3)
--------------------------------------------------------------------------
Net earnings                              1.1%          1.0%            .3%
===========================================================================

Net Sales

Net sales increased .4 percent to $16.6 billion in fiscal 1997, from $16.5 billion in 1996 and decreased .5 percent in 1996 from $16.6 billion in 1995. This was driven by an increase in retail food sales of 7.0 percent in 1997 to $4.7 billion, and a 4.6 percent increase in 1996 over 1995 sales of $4.2 billion.

Food distribution sales decreased 1.0 percent in 1997, due to competitive market conditions at the wholesale and retail level, the planned discontinuance of service to a major customer in the Southeast and the expected liquidation of a major customer at the end of fiscal 1996 in the Northeast. This effect was partially mitigated by the addition of new retail customers in food distribution, the growth of Save-A-Lot limited assortment stores and food inflation of about one percent. The decrease in food distribution sales of .9 percent for 1996 was due to competitive market conditions at the

                               Financial Review
                               ----------------
                        SUPERVALU INC. And Subsidiaries

wholesale and retail levels, the liquidation of a major customer and lost sales from the closing of corporate retail stores, partially offset by the addition of new retail customers and food inflation of about one percent.

Retail food sales increased in 1997, primarily due to the addition of stores including eight price superstores; nine conventional stores in the New England area; and the opening of two supercenters. In addition, Save-A-Lot acquired 21 limited assortment stores, its first entry into the California market, and opened 10 additional stores during the year. Corporately-owned same store sales increased 2.2 percent for the year. The sales increase was partially offset by the closing of underperforming retail stores pursuant to the restructuring program. The increase in 1996 was primarily the result of the inclusion of Hyper Shoppes, Inc.'s sales for a full year compared with 26 weeks in 1995, an increase in same-store sales of 2.6 percent and new store openings, offset partially by the closing of underperforming stores.

Gross Profit

Gross profit as a percentage of net sales increased to 10.1 percent in 1997, compared with 9.6 percent in 1996 and 9.2 percent in 1995. These increases were due principally to the growing proportion within the company's total sales mix of the higher-margined retail food business, which represented 29 percent of total sales in 1997, compared with 27 percent and 25 percent in 1996 and 1995, respectively. In fiscal 1997, food distribution gross profit margin increased slightly due to favorable LIFO expense and certain merchandising initiatives. The retail food gross margin increased in fiscal 1997, as a result of pricing adjustments from price modeling, changed promotional practices, improved product mix from higher gross margin items and the closing of underperforming corporate-owned retail stores. Food distribution gross margin decreased slightly in fiscal 1996, due to the competitive retail environment and the continuation of the industry's movement to every-day-low-pricing, partially offset by favorable warehousing workers compensation insurance costs. In fiscal 1996, retail food gross margin increased due to an improved mix from higher gross margin items and the closing of underperforming corporate-owned retail stores.

Selling and Administrative Expenses

Selling and administrative expenses were 7.8 percent of net sales in 1997, compared with 7.4 percent in 1996 and 7.1 percent in 1995. These higher percentages were primarily due to the increased proportion of the company's retail food segment which operates at a higher selling and administrative expense percentage than the food distribution segment, and the increase in direct and indirect costs related to the transformation of the distribution operations through the ADVANTAGE program. Food distribution selling and administrative expenses as a percent of net sales were higher than last year due to increased expenses associated with ADVANTAGE, including increased computer and systems development costs, overlapping staffing and training needs, as well as costs related to opening the Southeast regional distribution facility ("SERF") and the impact of fixed expenses as a percent of slightly decreased sales. Retail food selling and administrative expenses as a percent of net sales were comparable to last year.

Substantial progress has been made in the company's ADVANTAGE initiatives. Completed activities during fiscal 1997 include: distributing general merchandise and health and beauty care products to all customers in the Southeast region from SERF which opened earlier in the year and servicing customers in two regions from the new National Customer Service Center in Denver. In addition, the following activities are in progress: reconfiguring the existing local distribution centers in the Southeast region to achieve additional cost efficiencies; construction of the Midwest regional distribution facility for which shipping is anticipated to begin in the summer of calendar 1998; retailer training for the category management program in the Midwest and Central regions; category management implementation in various phases across five of seven regions; and the design and development of new category management and allowance programs.

                               Financial Review
                               ----------------
                        SUPERVALU INC. And Subsidiaries

Operating Earnings

The company's pre-tax operating earnings (earnings before interest, corporate expenses, equity in earnings of ShopKo and taxes) were $404.1 million in 1997, compared with $391.8 million in 1996 and $153.2 million ($384.6 million excluding restructuring and other charges) in 1995. The increase in operating earnings was principally due to significant improvement in corporate retail performance, offset partially by the continuing impact of increased costs related to the transformation of the food distribution segment through the ADVANTAGE program.

Food distribution operating earnings were $310.5 million in 1997, compared with $334.7 million in 1996 and $257.5 million ($350.6 million excluding restructuring and other charges) in 1995. Operating earnings in 1997 were negatively impacted by higher ADVANTAGE related expenses and the general softness in sales, partially offset by improved operating results at Save-A-Lot and Hazelwood Farms Bakeries. The increase in 1996 compared to 1995 was due to the restructure and other charges incurred in fiscal 1995.

Retail food operating earnings were $93.7 million in 1997, compared with $57.2 million in 1996 and a loss of $104.3 million (profit of $34.1 million excluding restructuring and other charges) in 1995. The increase in 1997 resulted from higher sales and improved gross margins resulting from merchandising efforts and changes to product mix. The increase in 1996 was due to restructure and other charges incurred in fiscal 1995 and the elimination of operating losses from the closing of underperforming corporate retail stores.


Interest Expense and Income

Interest expense of $136.8 million was incurred in 1997, compared with $140.2 million for 1996 and $135.4 million for 1995. The decrease in 1997 was primarily due to slightly lower short-term interest rates. The increase in interest expense in 1996 over 1995 resulted from an increase in debt levels and higher short-term borrowing rates. Interest income decreased to $16.1 million in 1997, compared with $23.5 million in 1996 and $24.1 million in 1995. Interest income for 1997 decreased due to the reduction in notes receivable as a result of the sale of notes in the ordinary course of business at the end of fiscal 1996 and in the fourth quarter of fiscal 1997.

Equity in Earnings of ShopKo

The company's ownership in ShopKo is 46 percent and is accounted for under the equity method. Equity in earnings of ShopKo for 1997 was $20.7 million compared with $17.6 million in 1996 and $17.4 million in 1995. ShopKo net sales for 1997 increased 18.6 percent to $2.33 billion, compared with 1996 sales of $1.97 billion, an increase of 6.2 percent over 1995. ShopKo reported total net earnings of $44.9 million for 1997, an increase of 16.9 percent from 1996. The net earnings increase resulted from increased sales in the ProVantage managed health care operations and comparable store sales increases of 6 percent. Net earnings for 1996 were $38.4 million, a 1.7 percent increase over 1995.

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

                               Financial Review
                               ----------------
                        SUPERVALU INC. And Subsidiaries

Net Earnings

Net earnings for 1997 were $175.0 million, compared with net earnings for 1996 of $166.4 million and $43.3 million reported in 1995. Net earnings in 1997 were positively impacted by the significant improvement in the company's retail food operations, which more than offset increased expenses related to the ADVANTAGE project. Although certain ADVANTAGE initiatives are generating benefits, the company anticipates ADVANTAGE expenses, primarily driven by increased information technology costs, to exceed benefits through much of fiscal 1998. The increase in net earnings in 1996 was related principally to the restructuring and other charges incurred in 1995, partially offset by a one-time tax credit related to the partial disposition of ShopKo.

New Accounting Standards

Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was issued in March 1995 and was adopted in fiscal 1997. The impact to the company of adopting this statement was immaterial.

Earnings per Share

Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" was issued in February 1997 and will be adopted in the fourth quarter of fiscal 1998. The adoption of SFAS No. 128 is not expected to have a significant impact on the calculation of earnings per share as currently reported.

Year 2000

Many of the company's computer systems will require modification or replacement over the next three years in order to render these systems compliant with the year 2000. In 1996, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus that the cost associated with modifying internal use software for the year 2000 should be expensed as incurred. The company has established processes for evaluating and managing the risks and costs associated with this issue. The computing portfolio has been identified and assessments have been completed. The company will incur costs to address the year 2000, but management does not believe that these costs will materially impact the company's results of operations or financial condition through the end of fiscal 2000.

Inflation

Inflation has had only a modest effect on the company's operating results and its external sources of liquidity. The impact of low food inflation on the company's sales was partially offset by retail development and marketing activities. As operating expenses and inventory costs have increased, the company has been able to identify operating efficiencies to minimize the impact.

Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The information in this Annual Report includes forward-looking statements. Important risks and uncertainties that could cause actual results to differ materially from those discussed in such forward looking statements are detailed in Exhibit 99.1 to the company's Annual Report on Form 10-K, for the Year Ended February 22, 1997; other risks or uncertainties may be detailed from time to time in the company's future Securities and Exchange Commission filings.

                   Ten Year Financial and Operating Summary
                   ----------------------------------------
                        SUPERVALU INC. And Subsidiaries

---------------------------------------------------------------------------------------------------------------------------
                                                        1997              1996               1995 (b)           1994
---------------------------------------------------------------------------------------------------------------------------
Statement of Earnings Data (a)
  Net sales                                              $16,551,902       $16,486,321       $16,563,772        $15,936,925
  Cost of sales                                           14,885,249        14,906,602        15,040,117         14,523,434
  Selling and administrative expense                       1,286,121         1,212,967         1,169,843          1,044,433
  Restructuring and other charges                                 --                --           244,000                 --
  Interest, net                                              120,695           116,678           111,271             89,767
  Equity in earnings of ShopKo                                20,675            17,618            17,384             14,789
  Earnings before taxes and
    accounting change                                        280,512           267,692            15,925            294,080
  Provision for income taxes                                 105,468           101,259           (27,409)           108,827
  Net earnings                                               175,044           166,433            43,334            185,253

  Earnings per common share
    before accounting change                                    2.60              2.44               .61               2.58
  Net earnings per common share                                 2.60              2.44               .61               2.58
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (a)
  Inventories (FIFO)                                     $ 1,221,344       $ 1,158,028       $ 1,230,017        $ 1,227,170
  Working capital (d)                                        361,260           355,124           319,429            452,121
  Net property, plant and equipment                        1,648,524         1,600,166         1,571,298          1,410,123
  Total assets                                             4,283,326         4,183,503         4,305,149          4,042,351
  Long-term debt (e)                                       1,420,591         1,445,562         1,459,766          1,262,995
  Stockholders' equity                                     1,307,423         1,216,176         1,193,222          1,275,458
---------------------------------------------------------------------------------------------------------------------------
Other Statistics (a)
  Earnings before accounting change
    as a percent of net sales                                   1.06%             1.01%              .26%              1.16%
  Return on average stockholders'
    equity                                                     13.89%            13.96%             3.46%             15.40%
  Book value per common share                            $     19.46       $     17.94       $     16.92        $     17.62
  Current ratio (d)                                           1.26:1            1.27:1            1.22:1             1.37:1
  Debt to capital ratio                                           56%               57%               59%                53%
  Dividends declared per
    common share                                         $       .99 1/2   $       .97       $       .92 1/2    $       .85 1/2
  Weighted average common shares
    outstanding                                               67,255            68,277            71,388             71,817
  Depreciation and amortization                          $   232,071       $   219,084       $   198,718        $   186,261
  Capital expenditures, excluding
    retailer financing                                   $   285,939       $   271,456       $   319,560        $   239,602
---------------------------------------------------------------------------------------------------------------------------

Notes:
(a) Amounts for all years prior to 1992 have been restated to reflect the company's ownership percentage in ShopKo under the equity method of accounting because of the sale of a 54 percent interest in ShopKo, effective October 16, 1991. Fiscal 1992 contained 53 weeks; all other years cover 52 weeks. Dollars in thousands except per share and percentage data.
(b) Net earnings were reduced by restructuring and other charges of $159.4 million ($2.23 per share). The provision for income taxes includes a reversal of $40.8 million ($.57 per share) of deferred taxes in 1995 related to the partial disposition of ShopKo in 1992. The 1995 ratios were calculated including the restructuring and other charges and including the reversal of $40.8 million of deferred taxes related to the partial disposition of ShopKo. The ratios for earnings before accounting change as a percent of net sales and the return on average stockholders' equity would have been .98 and 12.95 percent, respectively, if the restructuring and other charges and the reversal of $40.8 million of deferred taxes had been excluded.
(c) The cumulative effect of adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in a decrease in net earnings of $13,288,000 ($.18 per share). A $51,304,000 after-tax gain on the sale of a 54 percent interest in ShopKo was included in fiscal 1992 net earnings ($.69 per share). All statistics include the results of both transactions.
(d) Working capital and current ratio are calculated after adding back the LIFO reserve.
(e) Total long-term debt includes long-term debt and long-term obligations under capital leases.

-----------------------------------------------------------------------------------------------------------------------------------
                                       1993            1992 (c)        1991            1990           1989           1988
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Earnings Data (a)
  Net sales                            $12,568,000     $10,632,301     $10,104,899     $9,734,811     $9,061,176     $8,331,333
  Cost of sales                         11,531,394       9,807,633       9,360,886      9,043,953      8,429,692      7,751,172
  Selling and administrative expense       746,857         583,789         531,972        484,586        433,177        399,504
  Restructuring and other charges               --              --              --             --             --             --
  Interest, net                             54,203          34,320          31,441         33,104         34,532         30,089
  Equity in earnings of ShopKo              23,072          32,176          45,080         42,562         36,943         27,122
  Earnings before taxes and
    accounting change                      258,618         322,840         225,680        215,730        200,718        177,690
  Provision for income taxes                94,092         115,175          70,544         67,984         63,250         64,678
  Net earnings                             164,526         194,377         155,136        147,746        137,468        113,012

  Earnings per common share
    before accounting change                  2.31            2.78            2.06           1.97           1.84           1.51
  Net earnings per common share               2.31            2.60            2.06           1.97           1.84           1.51
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (a)
  Inventories (FIFO)                   $ 1,247,337     $   862,621     $   785,395     $  726,194     $  688,947     $  618,545
  Working capital (d)                      361,093         534,182         196,217        188,139        165,887        217,320
  Net property, plant and equipment      1,384,241         879,186         789,443        701,162        666,508        518,197
  Total assets                           4,064,189       2,484,300       2,401,357      2,239,900      2,116,202      1,844,918
  Long-term debt (e)                     1,347,386         608,241         567,444        549,694        557,828        529,894
  Stockholders' equity                   1,134,820       1,030,981         978,678        869,891        763,706        660,720
-----------------------------------------------------------------------------------------------------------------------------------
Other Statistics (a)
  Earnings before accounting change
    as a percent of net sales                 1.31%           1.95%           1.54%          1.52%          1.52%          1.36%
  Return on average stockholders'
    equity                                   15.32%          20.17%          16.82%         18.12%         19.31%         18.28%
  Book value per common share          $     15.84     $     14.35     $     13.01     $    11.59     $    10.20     $     8.84
  Current ratio (d)                         1.27:1          1.72:1          1.24:1         1.25:1         1.22:1         1.35:1
  Debt to capital ratio                         59%             43%             46%            46%            46%            49%
  Dividends declared per
    common share                       $       .76 1/2 $       .70 1/2 $       .64 1/2 $      .58 1/2 $      .48 1/2 $       .43 1/2
  Weighted average common shares
    outstanding                             71,341          74,700          75,165         74,972         74,785          74,634
  Depreciation and amortization        $   140,790     $   111,488     $   105,582     $   95,593     $   86,944     $    85,179
  Capital expenditures, excluding
    retailer financing                 $   164,728     $   175,624     $   203,199     $  142,899     $  193,218     $   137,533
-----------------------------------------------------------------------------------------------------------------------------------

         Consolidated Composition of Net Sales and Operating Earnings
         ============================================================
                        SUPERVALU INC. And Subsidiaries


The following table sets forth, for each of the last five fiscal years, the composition of the company's net sales and operating earnings.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
(In thousands, except percent data)                    1997             1996              1995             1994            1993
-------------------------------------------------------------------------------------------------------------------------------
Net sales
-------------------------------------------------------------------------------------------------------------------------------
Food distribution                               $14,545,266      $14,685,899      $14,820,009       $14,361,255     $11,448,148
                                                       87.9%            89.1%            89.5%             90.1%           91.1%
Retail food                                       4,719,079        4,412,203        4,219,691         3,696,145       2,699,075
                                                       28.5%            26.7%            25.4%             23.2%           21.5%
Less: Eliminations                               (2,712,443)      (2,611,781)      (2,475,928)       (2,120,475)     (1,579,223)
                                                      (16.4)%          (15.8)%          (14.9)%           (13.3)%         (12.6)%
   Total net sales                              $16,551,902      $16,486,321      $16,563,772       $15,936,925     $12,568,000
                                                      100.0%           100.0%           100.0%            100.0%          100.0%
-------------------------------------------------------------------------------------------------------------------------------
Operating earnings
-------------------------------------------------------------------------------------------------------------------------------
Food distribution                               $   310,455      $   334,673      $   257,495       $   365,527     $   284,337
Retail food                                          93,662           57,176         (104,338)           31,366          24,842
                                                -------------------------------------------------------------------------------
   Total operating earnings                         404,117          391,849          153,157           396,893         309,179

Interest expense, net                              (120,695)        (116,678)        (111,271)          (89,767)        (54,203)
General corporate expenses                          (23,585)         (25,097)         (43,345)          (27,835)        (19,430)
                                                -------------------------------------------------------------------------------
   Earnings before equity in earnings
    of ShopKo and income taxes                      259,837          250,074           (1,459)          279,291         235,546
Equity in earnings of ShopKo                         20,675           17,618           17,384            14,789          23,072
                                                -------------------------------------------------------------------------------
   Earnings before income taxes                 $   280,512      $   267,692      $    15,925       $   294,080     $   258,618
-------------------------------------------------------------------------------------------------------------------------------
Identifiable assets
-------------------------------------------------------------------------------------------------------------------------------
Food distribution                               $ 2,746,284      $ 2,684,088      $ 2,843,862       $ 2,644,670     $ 2,830,400
Retail food                                       1,166,870        1,126,197        1,121,596           948,551         837,148
Corporate                                           370,172          373,218          339,691           449,130         396,641
                                                -------------------------------------------------------------------------------
   Total                                        $ 4,283,326      $ 4,183,503      $ 4,305,149       $ 4,042,351     $ 4,064,189
-------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization
-------------------------------------------------------------------------------------------------------------------------------
Food distribution                               $   122,778      $   115,507      $   107,471       $   105,763     $    83,686
Retail food                                          90,389           85,010           76,145            64,924          48,303
Corporate                                            18,904           18,567           15,102            15,574           8,801
                                                -------------------------------------------------------------------------------
   Total                                        $   232,071      $   219,084      $   198,718       $   186,261     $   140,790
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditures
-------------------------------------------------------------------------------------------------------------------------------
Food distribution                               $   139,779      $   102,435      $   159,838       $   131,322     $    60,408
Retail food                                         120,881          137,914          119,605            69,939          78,715
Corporate                                            25,279           31,107           40,117            38,341          25,605
                                                -------------------------------------------------------------------------------
   Total                                        $   285,939      $   271,456      $   319,560       $   239,602     $   164,728
===============================================================================================================================

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

Identifiable assets are those assets directly associated with the industry segments.

Operating earnings in 1995 for food distribution and retail food were reduced by $93.1 and $138.4 million, respectively, for restructuring and other charges. General corporate expenses includes $12.6 million for restructuring and other charges.

See notes following the Ten Year Financial and Operating Summary and notes to the consolidated financial statements.

                     Consolidated Statements of Earnings
                     -----------------------------------
                        SUPERVALU INC. And Subsidiaries

--------------------------------------------------------------------------------------------------
(In thousands, except per share data)                               Fiscal Year Ended
--------------------------------------------------------------------------------------------------
                                                        February 22,   February 24,   February 25,
                                                                1997           1996           1995
                                                          (52 Weeks)     (52 Weeks)     (52 Weeks)
--------------------------------------------------------------------------------------------------
Net sales                                                $16,551,902    $16,486,321    $16,563,772
Costs and expenses
  Cost of sales                                           14,885,249     14,906,602     15,040,117
  Selling and administrative expenses                      1,286,121      1,212,967      1,169,843
  Restructuring and other charges                                 --             --        244,000
  Interest
    Interest expense                                         136,831        140,150        135,383
    Interest income                                           16,136         23,472         24,112
--------------------------------------------------------------------------------------------------
      Interest expense, net                                  120,695        116,678        111,271
--------------------------------------------------------------------------------------------------
        Total costs and expenses                          16,292,065     16,236,247     16,565,231
--------------------------------------------------------------------------------------------------
Earnings (loss) before equity in earnings of ShopKo
 and income taxes                                            259,837        250,074         (1,459)
Equity in earnings of ShopKo                                  20,675         17,618         17,384
--------------------------------------------------------------------------------------------------
Earnings before income taxes                                 280,512        267,692         15,925
Provision for income taxes
 Current                                                      77,591         36,692        113,505
 Deferred                                                     27,877         64,567       (140,914)
--------------------------------------------------------------------------------------------------
   Income tax expense                                        105,468        101,259        (27,409)
--------------------------------------------------------------------------------------------------
Net earnings                                             $   175,044    $   166,433    $    43,334
--------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding          67,255         68,277         71,388

Net earnings per common share                            $      2.60    $      2.44    $       .61
--------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                          Consolidated Balance Sheets
                       ---------------------------------
                        SUPERVALU INC. And Subsidiaries

----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                             February 22, 1997  February 24, 1996
----------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
 Cash                                                                                    $    6,539         $    5,215
 Receivables, less allowance for losses of $17,806 in 1997
  and $22,064 in 1996                                                                       403,835            380,611
 Inventories                                                                              1,091,805          1,029,911
 Other current assets                                                                        98,620            137,972
----------------------------------------------------------------------------------------------------------------------
  Total current assets                                                                    1,600,799          1,553,709
----------------------------------------------------------------------------------------------------------------------
Long-term notes receivable                                                                   45,588             36,731
Long-term investment in direct financing leases                                              84,350             74,185
Property, plant and equipment
 Land                                                                                       140,427            146,535
 Buildings                                                                                  957,815            903,621
 Property under construction                                                                 28,030             53,775
 Leasehold improvements                                                                     150,040            137,551
 Equipment                                                                                1,113,486            988,963
 Assets under capital leases                                                                298,757            270,549
----------------------------------------------------------------------------------------------------------------------
                                                                                          2,688,555          2,500,994
Less accumulated depreciation and amortization
 Owned property, plant and equipment                                                        983,229            855,429
 Assets under capital leases                                                                 56,802             45,399
----------------------------------------------------------------------------------------------------------------------
  Net property, plant and equipment                                                       1,648,524          1,600,166
----------------------------------------------------------------------------------------------------------------------
Investment in ShopKo                                                                        209,789            193,975
Goodwill                                                                                    491,427            499,688
Other assets                                                                                202,849            225,049
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $4,283,326         $4,183,503
----------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------
                                                                            February 22, 1997   February 24, 1996
-----------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Notes payable                                                                     $  134,272          $  158,027
 Accounts payable                                                                     923,958             965,444
 Current maturities of long-term debt                                                  72,905               8,483
 Current obligations under capital leases                                              21,544              17,955
 Other current liabilities                                                            216,399             176,793
-----------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                                         1,369,078           1,326,702
-----------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                      1,087,162           1,144,600

LONG-TERM OBLIGATIONS UNDER CAPITAL LEASES                                            333,429             300,962

DEFERRED INCOME TAXES                                                                  38,054              37,076

OTHER LIABILITIES                                                                     148,180             157,987

COMMITMENTS AND CONTINGENCIES                                                              --                  --
STOCKHOLDERS' EQUITY
 Preferred stock, no par value: Authorized 1,000 shares
  Shares issued and outstanding, 6 in 1997 and 1996 ($1,000 stated value)               5,908               5,908
 Common stock, $1.00 par value: Authorized 200,000 shares
  Shares issued, 75,335, in 1997 and 1996                                              75,335              75,335
 Capital in excess of par value                                                        13,296              12,737
 Retained earnings                                                                  1,444,755           1,336,942
 Treasury stock, at cost, 8,453 shares in 1997 and 7,892 in 1996                     (231,871)           (214,746)
-----------------------------------------------------------------------------------------------------------------
  TOTAL STOCKHOLDERS' EQUITY                                                        1,307,423           1,216,176
-----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $4,283,326          $4,183,503
-----------------------------------------------------------------------------------------------------------------

               Consolidated Statements of Stockholders' Equity
               -----------------------------------------------
                        SUPERVALU INC. And Subsidiaries


----------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                               Capital in
                                                              Preferred  Common     Excess of   Treasury    Retained
                                                                Stock     Stock     Par Value    Stock      Earnings      Total
----------------------------------------------------------------------------------------------------------------------------------
Balances at February 26, 1994                                  $5,908    $75,335    $12,966    $ (86,868)  $1,268,117   $1,275,458
Net earnings                                                       --         --         --           --       43,334       43,334
Sales of common stock under option plans                           --         --       (290)       1,435           --        1,145
Cash dividends declared on common stock--$.925 per share           --         --         --           --      (66,024)     (66,024)
Compensation under employee incentive plans                        --         --         41          253           --          294
Purchase of shares for treasury                                    --         --         --      (52,065)          --      (52,065)
Other                                                              --         --         --           --       (8,920)      (8,920)
----------------------------------------------------------------------------------------------------------------------------------
Balances at February 25, 1995                                   5,908     75,335     12,717     (137,245)   1,236,507    1,193,222
Net earnings                                                       --         --         --           --      166,433      166,433
Sales of common stock under option plans                           --         --        (84)       3,458           --        3,374
Cash dividends declared on common stock--$.970 per share           --         --         --           --      (65,998)     (65,998)
Compensation under employee incentive plans                        --         --        104         (869)          --         (765)
Purchase of shares for treasury                                    --         --         --      (80,090)          --      (80,090)
----------------------------------------------------------------------------------------------------------------------------------
Balances at February 24, 1996                                   5,908     75,335     12,737     (214,746)   1,336,942    1,216,176
Net earnings                                                       --         --         --           --      175,044      175,044
Sales of common stock under option plans                           --         --        378        3,786           --        4,164
Cash dividends declared on common stock--$.995 per share           --         --         --           --      (67,231)     (67,231)
Compensation under employee incentive plans                        --         --        181          650           --          831
Purchase of shares for treasury                                    --         --         --      (21,561)          --      (21,561)
----------------------------------------------------------------------------------------------------------------------------------
Balances at February 22, 1997                                  $5,908    $75,335    $13,296    $(231,871)  $1,444,755   $1,307,423
----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                    Consolidated Statements of Cash Flows
                    -------------------------------------
                        SUPERVALU INC. And Subsidiaries

---------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                                                     FISCAL YEAR ENDED
---------------------------------------------------------------------------------------------------------------------------------
                                                                                       FEBRUARY 22,   FEBRUARY 24,   FEBRUARY 25,
                                                                                               1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net earnings                                                                             $ 175,044      $ 166,433      $  43,334
 Adjustments to reconcile net earnings to net cash provided by operating activities:
   Equity in earnings of ShopKo                                                             (20,675)       (17,618)       (17,384)
   Dividends received from ShopKo                                                             4,862          6,482          6,482
   Depreciation and amortization                                                            232,071        219,084        198,718
   Provision for losses on receivables                                                        8,851          2,269          1,627
   Restructuring and other charges                                                               --             --        244,000
   Gain on sale of property, plant and equipment                                             (3,530)       (12,215)        (3,689)
   Deferred income taxes                                                                     27,877         64,567       (140,914)
   Treasury shares contributed to employee incentive plan                                       430            107            525
 Changes in assets and liabilities, excluding effect from acquisitions:
   Receivables                                                                              (30,509)        17,865        (14,862)
   Inventories                                                                              (58,658)        79,880         52,296
   Other current assets                                                                      12,408         (2,671)         4,638
   Direct financing leases                                                                    9,111          8,302          9,517
   Accounts payable                                                                         (53,872)       (59,218)        18,444
   Other liabilities                                                                         25,379        (51,569)       (49,804)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                   328,789        421,698        352,928
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to long-term notes receivable                                                    (52,727)       (28,394)       (32,052)
 Proceeds received on long-term notes receivable                                             43,870         64,757         33,396
 Proceeds from sale of property, plant and equipment                                         78,825         94,733         43,854
 Purchase of property, plant and equipment                                                 (244,682)      (236,248)      (298,124)
 Business acquisitions, net of cash acquired                                                 (4,996)            --       (111,083)
 Other investing activities                                                                 (16,920)       (39,645)        33,033
---------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                      (196,630)      (144,797)      (330,976)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase (decrease) in checks outstanding, net of deposits                               3,270          3,972        (11,928)
 Net issuance (reduction) of short-term notes payable                                       (23,755)       (68,141)       199,530
 Proceeds from issuance of long-term debt                                                     3,193        257,500        150,000
 Repayment of long-term debt                                                                 (7,612)      (308,406)      (221,245)
 Reduction of obligations under capital leases                                              (21,205)       (17,529)       (19,095)
 Proceeds from the sale of common stock under option plans                                    3,719          2,291            212
 Dividends paid                                                                             (66,884)       (66,122)       (65,368)
 Payment for purchase of treasury stock                                                     (21,561)       (80,090)       (52,065)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                                      (130,835)      (276,525)       (19,959)
---------------------------------------------------------------------------------------------------------------------------------
Net increase in cash                                                                          1,324            376          1,993
Cash at beginning of year                                                                     5,215          4,839          2,846
---------------------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                                       $   6,539      $   5,215      $   4,839
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                  Notes To Consolidated Financial Statements
                  ------------------------------------------
                    SUPERVALU INC. And Subsidiaries


Summary of Significant Accounting Policies

Principles of Consolidation:
The consolidated financial statements include the accounts of the company and all its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Revenue and Income Recognition:
Revenues and income from product sales are recognized upon shipment of the product for food distribution and at the point of sale for retail food. Revenues and income from services rendered are recognized immediately after such services have been provided.

Inventories:
Inventories are stated at the lower of cost or market. Cost is determined through use of the last-in, first-out method (LIFO) for a major portion of consolidated inventories: 76.3 percent for fiscal 1997 and 78.9 percent for fiscal 1996. The first-in, first-out method (FIFO) is used to determine cost for remaining inventories which are principally perishable products. Market is replacement value. If the FIFO method had been used to determine cost of inventories for which the LIFO method is used, the company's inventories would have been higher by approximately $129.5 million at February 22, 1997 and $128.1 million at February 24, 1996.

Property, plant and equipment:
Property, plant and equipment are carried at cost. Depreciation, as well as amortization of assets under capital leases, is based on the estimated useful lives of the assets using a straight-line method. Estimated useful lives generally are 5 to 40 years for buildings and major improvements; 3 to 10 years for equipment; and term of the lease or expected life for leasehold improvements. Interest on property under construction of $2.0, $2.6 and $2.7 million was capitalized in fiscal years 1997, 1996 and 1995, respectively.

Goodwill:
Amounts paid in excess of the fair value of acquired net assets are amortized on a straight-line basis. The recoverability of goodwill is assessed by determining whether the goodwill balance can be recovered through projected cash flows and operating results over its remaining life. Any impairment of the asset would be recognized when it is probable that such future undiscounted cash flows will be less than the carrying value of the asset. As of February 22, 1997, $400 million of goodwill related to the acquisition of Wetterau Incorporated in fiscal 1993 is being amortized over 40 years. Goodwill related to other acquisitions is being amortized over 15 to 20 years. Goodwill is shown net of accumulated amortization of $66.9 and $48.6 million for fiscal 1997 and 1996, respectively.

Accounts payable:
Accounts payable include $75.8 and $72.5 million at February 22, 1997 and February 24, 1996, respectively, of issued checks which had not cleared the company's bank accounts, reduced by deposits in transit and cash on deposit in the company's depository banks.


Fair value disclosures of financial instruments:
The estimated fair value of notes receivable approximates the net carrying value at February 22, 1997 and February 24, 1996. Notes receivable are valued based on comparisons to publicly traded debt instruments of similar credit quality.

At February 22, 1997 and February 24, 1996 the estimated fair market value of the company's long-term debt (including current maturities) exceeded the carrying value by approximately $33 and $57 million, respectively. The estimated fair value was based on market quotes where available, discounted cash flows and market yields for similar instruments. The estimated fair market value of the company's commercial paper outstanding as of February 22, 1997 and February 24, 1996 approximated the carrying value.

Pre-opening costs:
Pre-opening costs of retail stores are charged against earnings as incurred.

Net earnings per share:
Net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding. Outstanding stock options do not have a significant dilutive effect on earnings per share. Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" was issued in February 1997 and will be adopted in the fourth quarter of fiscal 1998. The adoption of SFAS No. 128 is not expected to have a significant impact on the calculation of earnings per share as currently reported.

Use of Estimates:
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:
Certain reclassifications have been made to prior years' consolidated financial statements to conform to 1997 presentation. These reclassifications did not affect results of operations as previously reported.

Restructuring and Other Charges
In fiscal 1995, restructuring and other charges totaling $244.0 million were incurred for the implementation of the ADVANTAGE project, the sale, closure or restructure of certain retail businesses and the recognition of certain asset impairments. The aggregate charges included $204.8 million for activities under the restructuring plan and an additional $39.2 million for asset impairment. The asset impairment charge covered intangibles in businesses where future undiscounted cash flow was not sufficient to recover the book value of the recorded intangible.

                  Notes To Consolidated Financial Statements
                  ------------------------------------------
                        SUPERVALU INC. And Subsidiaries


Of the $204.8 million restrucuring charge, $18.0 million represented the reduction of the carrying value of certain assets to their fair market value. The company utilized approximately $28.0 million and $64.0 million of the reserve in 1995 and 1996, respectively, primarily for the closedown and disposal of assets at 23 underperforming corporate retail stores, for carrying costs and losses on disposition of tangible assets and employee separation costs.

In 1997 the company utilized $44.0 million of the reserve primarily for carrying costs and losses on the disposition of property as well as the closing of underperforming corporate retail stores and employee separation costs.

The remaining $50.8 million of reserve is expected to be utilized for the completion of property sales, employee separation costs, the closing of underperforming retail stores, and for certain non cancelable lease and other obligations which will extend beyond fiscal 1998.

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

Included in current receivables are notes receivable due within one year totaling $6.6 and $5.7 million at February 22, 1997 and February 24, 1996, respectively.

Investment In ShopKo

The company's ownership in ShopKo, a mass merchandise discount retailer, is 46 percent and is accounted for under the equity method.

Summarized financial information of ShopKo is as follows:


=============================================================
(In thousands)                   1997        1996        1995
-------------------------------------------------------------
Sales                      $2,333,407  $1,968,016  $1,852,929
Gross profit                  549,666     501,283     488,016
Net earnings                   44,946      38,439      37,790
=============================================================
=============================================================
(In thousands)                               1997        1996
-------------------------------------------------------------
Current assets                           $565,172    $476,191
Non-current assets                        668,720     641,769
Current liabilities                       333,315     260,795
Non-current liabilities                   439,713     435,534
-------------------------------------------------------------

On April 25, 1997, the company announced that ShopKo agreed to repurchase 8,174,387 shares of their stock from SUPERVALU for $150 million. Simultaneously, SUPERVALU will sell their remaining shares of ShopKo common stock in a secondary public offering. SUPERVALU is required to proceed with the secondary offering if the share price in the offering is at or above $18.35, but could at its option, proceed at a lower price. The two transactions, which are cross-conditional and subject to other conditions, are expected to close in the summer of 1997.

Debt


===============================================================
(In thousands,                       February 22,  February 24,
except payment data)                         1997          1996
---------------------------------------------------------------
7.800%-8.875% promissory notes         $  400,000    $  400,000
 semi-annual interest payments of
 $16.1 million; due 2002 to 2022
5.92%-6.69% medium-term notes             157,500       157,500
 semi-annual interest payments of
 $4.9 million; due 1997 to 2005
7.25% promissory notes                    150,000       150,000
 semi-annual interest payments of
 $5.4 million; due 1999
Notes payable                             100,000       100,000
Variable rate to 8.25% industrial          89,369        89,833
 revenue bonds
9.67% senior subordinated notes            75,000        75,000
 due 1998
8.875%-9.64% promissory notes              70,000        70,000
 semi-annual interest payments of
 $3.2 million; due 1997 to 1999
6.00%-11.50% promissory notes              38,482        29,268
 due 1998 to 2004
8.28%-9.46% promissory notes due 2010      23,893        24,804
9.96% promissory notes due 2005            21,247        22,698
8.875% sinking fund debentures due 2016    22,110        22,110
3.00%-8.50% mortgages payable due           3,154         4,072
 1997 to 2008
Other debt                                  9,312         7,798
---------------------------------------------------------------
                                        1,160,067     1,153,083
Less current maturities                    72,905         8,483
---------------------------------------------------------------
Long-term debt                         $1,087,162    $1,144,600
===============================================================

Aggregate maturities of long-term debt during the next five fiscal years are:


===============================================================
(In thousands)
---------------------------------------------------------------
1998                                                   $ 72,905
1999                                                    149,783
2000                                                    207,881
2001                                                    180,157
2002                                                     10,190
===============================================================

                  Notes To Consolidated Financial Statements
                  ------------------------------------------
                        SUPERVALU INC. And Subsidiaries


The company has a $400 million revolving credit agreement that expires in May 2000. The company pays an annual facility fee of .125 percent for the credit agreement. The company also has a $400 million "shelf registration" in effect under which $157.5 million of medium-term notes were issued in fiscal 1996.

As of February 22, 1997, and February 24, 1996, commercial paper borrowings of $100 million were classified as long-term debt, reflecting SUPERVALU's intent and ability, through the existence of the revolving credit agreement, to refinance these borrowings. The debt agreements contain various covenants, including minimum tangible net worth requirements and maximum permitted leverage. Under the most restrictive covenants, retained earnings of approximately $159 million were available at year-end for payment of cash dividends.

The weighted-average interest rate on short-term borrowings outstanding at February 22, 1997, and February 24, 1996, was 5.5 percent.


Leases

Capital and operating leases:
The company leases certain food distribution warehouse and office facilities, as well as corporate-owned retail food stores. Many of these leases include renewal options, and to a limited extent, include options to purchase.

Amortization of assets under capital leases was $18.2 , $13.8 and $12.9 million in fiscal 1997, 1996 and 1995, respectively.

Future minimum obligations under capital leases in effect at February 22, 1997 are as follows:


==============================================================
(In thousands)                                           Lease
Year                                               Obligations
--------------------------------------------------------------
1998                                                  $ 34,944
1999                                                    34,649
2000                                                    33,997
2001                                                    33,133
2002                                                    32,379
Later                                                  300,693
--------------------------------------------------------------
Total future minimum obligations                       469,795
Less interest                                          203,041
--------------------------------------------------------------
Present value of net future minimum obligations        266,754
Less current portion                                    12,718
--------------------------------------------------------------
Long-term obligations                                 $254,036
==============================================================

The present values of future minimum obligations shown are calculated based on interest rates ranging from 7.1 percent to 13.8 percent, with a weighted average of 9.4 percent, determined to be applicable at the inception of the leases.

In addition to its capital leases, the company is obligated under operating leases, primarily for buildings, warehouse and computer equipment.

Future minimum obligations under operating leases in effect at February 22, 1997 are as follows:


==============================================================
(In thousands)                                           Lease
Year                                               Obligations
--------------------------------------------------------------
1998                                                  $ 55,252
1999                                                    50,172
2000                                                    44,349
2001                                                    38,237
2002                                                    31,911
Later                                                  159,257
--------------------------------------------------------------
Total future minimum obligations                      $379,178
==============================================================

Total rent expense, net of sublease income, relating to all operating leases with terms greater than one year was $36.5, $33.0, and $32.9 million in fiscal 1997, 1996 and 1995, respectively.

Future minimum receivables under operating leases and subleases in effect at February 22, 1997 are as follows:


==============================================================
(In thousands)                     Owned     Leased
Year                            Property   Property      Total
--------------------------------------------------------------
1998                             $ 3,754   $ 18,837  $  22,591
1999                               3,205     16,163     19,368
2000                               2,380     13,619     15,999
2001                               1,888     11,353     13,241
2002                               1,717      8,259      9,976
Later                              7,343     35,552     42,895
--------------------------------------------------------------
Total future
 minimum receivables             $20,287   $103,783   $124,070
==============================================================

Owned property under operating leases is as follows:


==============================================================
(In thousands)                      February 22,  February 24,
                                            1997          1996
--------------------------------------------------------------
Land, buildings and equipment            $45,513       $52,940
Less accumulated depreciation             14,922        17,675
--------------------------------------------------------------
Net land, buildings and equipment        $30,591       $35,265
==============================================================

Direct financing leases:

Under direct financing capital leases, the company leases buildings on behalf of independent retailers with terms ranging from 5 to 25 years.

                  Notes To Consolidated Financial Statements
                  ------------------------------------------
                       SUPERVALUE INC. And Subsidiaries

Future minimum rentals to be received under direct financing leases and the related future minimum obligations under capital leases in effect at February 22, 1997 are as follows:


-----------------------------------------------------------------
(In thousands)                  Direct Financing    Capital Lease
Year                           Lease Receivables      Obligations
-----------------------------------------------------------------
1998                                    $ 17,775         $ 16,423
1999                                      16,058           14,928
2000                                      14,054           13,102
2001                                      11,601           10,846
2002                                      10,575            9,912
Later                                     82,370           77,554
-----------------------------------------------------------------
Total minimum lease payments             152,433          142,765
Less unearned income                      59,316               --
Less interest                                 --           54,547
-----------------------------------------------------------------
Present value of net minimum
 lease payments                           93,117           88,218
Less current portion                       8,767            8,826
-----------------------------------------------------------------
Long-term portion                       $ 84,350         $ 79,392
-----------------------------------------------------------------

Income Taxes

The provision (benefit) for income taxes consists of the following:


-----------------------------------------------------------------
(In thousands)                    1997         1996         1995
-----------------------------------------------------------------
Current
 Federal                      $ 64,033     $ 30,427     $ 93,785
 State                          13,730        6,548       20,060
 Tax credits                      (172)        (283)        (340)
Deferred
 ShopKo deferred tax benefit        --           --      (40,783)
 Restructuring and
  other charges                 15,599       31,565      (75,803)
 Other                          12,278       33,002      (24,328)
-----------------------------------------------------------------
Total provision (benefit)     $105,468     $101,259     $(27,409)
-----------------------------------------------------------------

The difference between the actual tax provision (benefit) and the tax provision (benefit) computed by applying the statutory Federal income tax rate to earnings
(loss) before taxes is attributable to the following:


-----------------------------------------------------------------
(In thousands)                       1997       1996        1995
-----------------------------------------------------------------
Federal taxes based on
 statutory rate                  $ 98,180   $ 93,692    $  5,574
State income taxes, net of
 federal benefit                   12,763     12,180         725
ShopKo deferred tax benefit            --         --     (40,783)
Benefit of dividends
 received deduction                (7,793)    (6,455)     (6,910)
Nondeductible goodwill              6,277      5,973      17,990
Other                              (3,959)    (4,131)     (4,005)
-----------------------------------------------------------------
Total provision (benefit)        $105,468   $101,259    $(27,409)
-----------------------------------------------------------------

The company recorded a tax benefit of $40.8 million in 1995 for the reversal of deferred taxes related to the 1992 sale of 54 percent of the then wholly-owned ShopKo Stores, Inc. to reflect a favorable Internal Revenue Service settlement.

Temporary differences which give rise to significant portions of the net deferred tax asset as of February 22, 1997 and February 24, 1996 are as follows:

-----------------------------------------------------------------
(In thousands)                                   1997       1996
-----------------------------------------------------------------
Deferred tax assets:
 Depreciation and amortization              $  18,442  $  15,468
 Restructuring and other charges               28,639     44,238
 Net operating loss from acquired
   subsidiaries                                21,968     25,241
 Valuation allowance                           (8,000)    (8,000)
 Provision for obligations and
  contingencies to be settled in
  future periods                              139,774    146,862
 Inventory                                     14,559     10,121
 Other                                          8,858      9,123
-----------------------------------------------------------------
Total deferred tax assets                     224,240    243,053
-----------------------------------------------------------------
Deferred tax liabilities:
 Depreciation and amortization                (85,867)   (86,314)
 Acquired assets adjustment to fair values    (85,699)   (84,335)
 Accelerated tax deductions for
   benefits to be paid in future periods      (30,483)   (21,813)
 Other                                         (5,641)    (5,881)
-----------------------------------------------------------------
Total deferred tax liabilities               (207,690)  (198,343)
-----------------------------------------------------------------
Net deferred tax asset                      $  16,550  $  44,710
-----------------------------------------------------------------

The company has acquired net operating loss (NOL) carryforwards of $58.1 million for tax purposes which expire beginning in 2000, and continuing through 2010. A valuation allowance of $8.0 million relates to NOL carryforwards not expected to be realized.

Temporary differences attributable to obligations and contingencies consist primarily of valuation allowances, accrued postretirement benefits and vacation pay, and other expenses which are not deductible for income tax purposes until paid.

Supplemental Cash Flow Information

The company's non-cash investing and financing activities were as follows:

-----------------------------------------------------------------
(In thousands)                        1997      1996        1995
-----------------------------------------------------------------
Leased asset additions and
 related obligation                $41,257   $37,769    $ 22,695
                                   ------------------------------
Acquisitions:
 Fair value of assets acquired      25,169        --     402,885
 Cash paid                           5,014        --     117,477
-----------------------------------------------------------------
Liabilities assumed                $20,155        --    $285,408
-----------------------------------------------------------------

                   Notes To Consolidated Financial Statements
                   -----------------------------------------
                        SUPERVALU INC. And Subsidiaries

Payments for interest and income taxes were as follows:
=================================================================
(In thousands)                           1997      1996      1995
-----------------------------------------------------------------
Interest (net of amount
 capitalized)                        $136,618  $144,599  $134,251
Income taxes                           58,551    61,994   123,808
=================================================================

Stock Option Plans

The company's 1993 and 1983 stock option plans allow the granting of non-qualified stock options and incentive stock options to key salaried executive employees at prices not less than 100 percent of fair market value, determined by averaging the open and close price on the date of grant. The plans provide that the Board of Directors or the Executive Personnel and Compensation Committee of the Board may determine at the time of granting whether each option granted will be a non-qualified or incentive stock option under the Internal Revenue Code. The term of each option will be determined by the Board of Directors or the Committee, but shall not be for more than 10 years from the date of grant. Options may be exercised in installments or otherwise, as the Board of Directors or the Committee may determine.

Changes in the options were as follows:
===================================================================
                                        Shares     Weighted Average
                                 (In thousands)     Price Per Share
-------------------------------------------------------------------
Outstanding, February 26, 1994            2,765              $27.57
 Granted                                    910               31.77
 Exercised                                  (66)              20.74
 Canceled and forfeitedd                     (70)
-------------------------------------------------------------------
Outstanding, February 25, 1995            3,539               28.79
 Granted                                  1,444               27.36
 Exercised                                 (187)              24.30
 Canceled and forfeited                    (195)
-------------------------------------------------------------------
Outstanding, February 24, 1996            4,601               28.43
 Granted                                    705               31.50
 Exercised                                 (199)              25.81
 Canceled and forfeited                     (79)
-------------------------------------------------------------------
Outstanding, February 22, 1997            5,028              $28.92
===================================================================

The outstanding stock options at February 22, 1997 have exercise prices ranging from $18.38 to $39.25 and a weighted average remaining contractual life of 6.1 years. Options to purchase 3.1 and 2.6 million shares were exercisable at February 22, 1997, and February 24, 1996, respectively. These options have a weighted average exercise price of $28.54 and $27.98, respectively. Option shares available for grant were 1.1 and 1.8 million at February 22, 1997, and February 24, 1996, respectively. The company has reserved 6.2 million shares, in aggregate, for the plans.

As of February 22, 1997, limited stock appreciation rights have been granted and are outstanding under the 1978, 1989 and 1993 Stock Appreciation Rights Plans. Such rights relate to options granted to purchase 2.0 million shares of common stock and are exercisable only upon a "change of control."

In 1997 the company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation." The company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the Stock Option Plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the company's 1997 and 1996 net income and earnings per share would have been changed to the pro forma amounts indicated below:










=============================================================
(In thousands, except per share amounts)       1997      1996
-------------------------------------------------------------
Net earnings
 As reported                               $175,044  $166,433
 Pro forma                                  173,568   165,565

Earnings per share
 As reported                               $   2.60  $   2.44
 Pro forma                                     2.58      2.42


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and results:


=============================================================
Assumptions                                    1997      1996
-------------------------------------------------------------

Dividend yield                                3.31%     3.30%
Risk free interest rate                       6.42%     5.81%
Expected life                              7 years   7 years
Expected volatility                          13.78%    11.52%
Estimated fair value of options
 granted per share                           $6.19     $4.75


Treasury Stock Purchase Program

In August 1996, the Board of Directors instituted a treasury stock program under which the company is authorized to repurchase up to 5.0 million shares for reissuance upon the exercise of employee stock options and for other compensation programs utilizing the company's stock. Upon adoption of the August 1996 program, the December 1994 and February 1994 treasury stock programs were rescinded. In fiscal 1997, the company repurchased .7 million shares at an average cost of $28.91 under the August 1996 program. During fiscal 1996, the company repurchased 2.9 million shares at an average per share cost of $27.99 under the December 1994 program. In fiscal 1995, the company repurchased .6 million shares at an average cost of $34.49 per share under the February 1994 treasury stock program and 1.3 million shares at an average cost of $23.72 per share under the December 1994 treasury stock program.

                  Notes To Consolidated Financial Statements
                  -------------------------------------------
                        SUPERVALU INC. And Subsidiaries


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

Commitments and Contingencies

The company has guaranteed mortgage loan and other debt obligations of $16.7 million. The company has also guaranteed the leases and fixture financing loans of various affiliated retailers with a present value of $49.4 and $5.3 million, respectively. The company has provided limited recourse to purchasers of notes receivable from affiliated retailers with outstanding note balances of $51.3 and $56.9 million, $18.2 and $17.0 million of which the company has contingent liability at February 22, 1997 and February 24, 1996, respectively. The company has also entered into note repurchase agreements with various lenders totaling $7.4 million, under which certain events require the company to repurchase collateralized loans.

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

Contributions under the defined contribution profit sharing plans are determined at the discretion of the Board of Directors and were $2.3, $5.5 and $5.3 million for fiscal 1997, 1996 and 1995, respectively.

Amounts charged to union pension expense were $34.4, $33.5 and $31.8 million for fiscal 1997, 1996 and 1995, respectively.

Benefit calculations for the company's defined benefit pension plan are based on years of service and the participants' highest compensation during five consecutive years of employment. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act (ERISA). Plan assets are held in trust and invested in separately managed accounts and publicly traded mutual funds holding both equity and fixed income securities.

The following table sets forth the company's defined benefit pension plans' funded status and the amounts recognized in the company's financial statements:

===============================================================================
(In thousands)                                      February 22,   February 24,
                                                            1997           1996
-------------------------------------------------------------------------------
Actuarial present value of
 accumulated benefit obligation:
  Vested                                               $ 189,623      $ 178,894
  Total                                                $ 211,917      $ 197,877
-------------------------------------------------------------------------------
Projected benefit obligation                           $ 273,714      $ 244,958
Plan assets at fair value                               (233,410)      (200,985)
-------------------------------------------------------------------------------
Projected benefit obligation in
 excess of plan assets                                    40,304         43,973
Unrecognized net loss                                    (38,419)       (35,298)
Unrecognized prior service cost                              798            552
Unrecognized transition obligation                          (285)          (380)
Adjustment to minimum liability                               22            138
-------------------------------------------------------------------------------
Pension liability                                      $   2,420       $  8,985
===============================================================================

Net pension expense included the following components:
===============================================================================
(In thousands)                                       1997        1996      1995
-------------------------------------------------------------------------------
Service cost                                     $ 12,197    $  8,742   $10,647
Interest cost                                      18,676      16,815    15,638
Actual return on plan assets                      (27,401)    (32,468)   (4,892)
Net amortization and deferral                       9,878      17,053    (9,490)
-------------------------------------------------------------------------------
Net pension expense                              $ 13,350    $ 10,142   $11,903
===============================================================================

For both 1997 and 1996, the weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5 percent and 4.5 percent, respectively. The expected long-term rate of return on assets was 10 percent. The company computes pension expense using the projected unit credit actuarial cost method.

The company also maintains non-contributory, unfunded pension plans to provide certain employees with pension benefits in excess of limits imposed by federal tax law.

The projected benefit obligation of the unfunded plans were $16.4 and $16.9 million at February 22, 1997 and February 24, 1996, respectively. The accumulated benefit obligation of these plans totaled $12.9 million at February 22, 1997 and February 24, 1996. Net periodic pension cost was $2.2 million for fiscal 1997 and 1996 and $1.9 million for fiscal 1995.

                  Notes To Consolidated Financial Statements
                  ------------------------------------------
                        SUPERVALU INC. And Subsidiaries


Other Postretirement Benefits:

In addition to providing pension benefits, the company provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits upon meeting certain age and service requirements.

The periodic postretirement benefit cost and accumulated postretirement benefit obligation are as follows:


===================================================================
(In thousands)
Net periodic postretirement benefit cost     1997     1996     1995
-------------------------------------------------------------------
Service cost-benefits attributed to
 service during the period                 $1,813   $1,460   $1,901
Interest cost on accumulated
 postretirement benefit obligation          3,932    3,667    4,024
Net amortization and deferral                (261)    (335)      93
-------------------------------------------------------------------
Net periodic postretirement
 benefit cost                              $5,484   $4,792   $6,018
===================================================================


===================================================================
Accumulated postretirement            February 22,     February 24,
 benefit obligation                           1997             1996
-------------------------------------------------------------------
Retirees                                   $22,816         $18,771
Active plan participants                    34,336          34,555
-------------------------------------------------------------------
Total accumulated postretirement
 benefit obligation                         57,152          53,326
Unrecognized loss                           (5,949)         (3,929)
Unrecognized prior service cost              2,221           2,482
-------------------------------------------------------------------
Postretirement benefit liability           $53,424         $51,879
===================================================================

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent in 1997 and 1996.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for fiscal 1997 was 9 percent decreasing to 6 percent by fiscal 2001. In fiscal 1996, the rate was 12 percent decreasing to 6 percent by fiscal 2002. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1 percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $8.5 million and $7.9 million for fiscal 1997 and 1996, respectively, and the net periodic cost by $.9 million for fiscal 1997 and 1996.


Industry Segment Information

Information concerning the company's continuing operations by business segment for the years ended February 22, 1997, February 24, 1996 and February 25, 1995, as required by Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," is contained on page 24.


                   Unaudited Quarterly Financial Information
                   -----------------------------------------


Quarterly unaudited financial information for SUPERVALU INC. and subsidiaries is as follows:

------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                  Fiscal Year (52 Weeks) Ended February 22, 1997
------------------------------------------------------------------------------------------------------------
                                                  First       Second        Third       Fourth          Year
                                               (16 wks)     (12 wks)     (12 wks)     (12 wks)      (52 wks)
------------------------------------------------------------------------------------------------------------
Net sales                                    $4,978,761   $3,778,745   $3,904,841   $3,889,555   $16,551,902
Gross profit                                    479,413      380,240      385,210      421,790     1,666,653
Net earnings                                     45,982       35,864       40,217       52,981       175,044
Net earnings per common share                       .68          .53          .60          .79          2.60
Dividends declared per common share                .245         .250         .250         .250          .995
Weighted average shares                          67,482       67,466       67,110       66,885        67,255
============================================================================================================

                                                       Fiscal Year (52 Weeks) Ended February 24, 1996
------------------------------------------------------------------------------------------------------------
                                                  First       Second        Third       Fourth          Year
                                               (16 wks)     (12 wks)     (12 wks)     (12 wks)      (52 wks)
------------------------------------------------------------------------------------------------------------
Net sales                                    $4,973,037   $3,779,397   $3,886,595   $3,847,292   $16,486,321
Gross profit                                    460,341      351,708      366,845      400,825     1,579,719
Net earnings                                     45,951       33,278       38,445       48,759       166,433
Net earnings per common share                       .66          .49          .57          .72          2.44
Dividends declared per common share                .235         .245         .245         .245          .970
Weighted average shares                          69,225       68,181       67,841       67,504        68,277
============================================================================================================

                         Independent Auditors' Report
                       ---------------------------------
                        SUPERVALU INC. And Subsidiaries

SUPERVALU INC.
Board of Directors and Stockholders
Eden Prairie, Minnesota

We have audited the accompanying consolidated balance sheets of SUPERVALU INC. and subsidiaries as of February 22, 1997 and February 24, 1996, and the related statements of earnings, stockholders' equity and cash flows for each of the three years (52 weeks) in the period ended February 22, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SUPERVALU INC. and subsidiaries as of February 22, 1997 and February 24, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 22, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
April 3, 1997, except for the Investment in ShopKo Note, as to which the date is April 25, 1997

                             Investor Information
                             --------------------
                        SUPERVALU INC. And Subsidiaries

Annual Meeting

Stockholders are invited to attend the Annual Stockholder's Meeting, which will be held on June 26, 1997, at 10:30 a.m., Minneapolis time at the:
Minneapolis Convention Center
1301 Second Avenue South
Minneapolis, Minnesota

Transfer Agent and Registrar

Shareholders may contact the transfer agent with any matter concerning ownership of SUPERVALU stock.

Norwest Shareowner Services
PO Box 64854
St. Paul, Minnesota 55164 0854
800 468 9716

Stock Exchange

The company's common stock is listed on the New York Stock Exchange (trading symbol SVU).

Stockholders of the Company

As of May 8, 1997 there were approximately 7,513 holders of the company's stock.

Form 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge to stock-holders after May 23, 1997. Requests should be directed to:

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

Investor Relations

Inquiries from securities analysts and institutional investors are welcomed and should be directed to:

Director, Investor Relations
SUPERVALU INC.
P.O. Box 990
Minneapolis, MN 55440
Phone: 612 828 4540

To be added to the company's investor relations mailing list please call or write:

SUPERVALU INC.
Communications
PO Box 990
Minneapolis, Minnesota 55440
Phone: 612 828 4599
Fax: 612 828 8955