Form 10-K, Exhibit 13
period 1998-02-28
SUPERVALU INC
filed 1998-05-29
CIK 95521

                                                                      Exhibit 13

-----------------------------------
financial review

RESULTS OF OPERATIONS
In fiscal 1998, the company recorded record sales of $17.2 billion, net earnings of $230.8 million, basic earnings per share of $3.68 and diluted earnings per share of $3.65. After excluding the non-recurring gain from the sale of the investment in ShopKo Stores, Inc. ("ShopKo"), net earnings were $177.1 million, basic earnings per share were $2.83 and diluted earnings per share were $2.80. Fiscal 1997 sales were $16.6 billion, basic earnings per share were $2.60 and diluted earnings per share were $2.59. The following table sets forth items from the company's Consolidated Statements of Earnings:

                                                             Fiscal Year Ended
-----------------------------------------------------------------------------------------------------------
(In millions)                      February 28,1998          February 22,1997           February 24,1996
                                      (53 weeks)                (52 weeks)                 (52 weeks)
-----------------------------------------------------------------------------------------------------------
Net sales                       $17,201.4       100.0%    $16,551.9       100.0%     $16,486.3       100.0%
Cost of sales                    15,430.7        89.7      14,885.3        89.9       14,906.6        90.4
Selling and administrative
  expenses                        1,365.3         7.9       1,286.1         7.8        1,213.0         7.4
Interest expense                    133.6          .8         136.8          .8          140.1          .9
Interest income                      19.6         (.1)         16.1         (.1)          23.5         (.2)
Equity in earnings and gain on
  sale of ShopKo                     93.4         (.5)         20.7         (.1)          17.6         (.1)
                                ---------------------------------------------------------------------------
Earnings before income taxes        384.8         2.2         280.5         1.7          267.7         1.6
Income taxes                        154.0          .9         105.5          .6          101.3          .6
                                ---------------------------------------------------------------------------
Net earnings                    $   230.8         1.3%    $   175.0         1.1%     $   166.4         1.0%
                                ===========================================================================


Comparison Of Fifty-three Weeks Ended February 28, 1998 ("1998") With Fifty-two Weeks Ended February 22, 1997 ("1997")

Net Sales
Net sales for 1998 increased 3.9 percent over 1997. On a comparable 52-week basis, sales increased 2.1 percent, positively impacted by a 2.1 percent increase in food distribution sales and a 1.8 percent increase in retail food sales.

Food distribution sales increased in 1998 due to the addition of new customers, despite the 1997 discontinuance of service to a major customer in the Southeast, continuing competitive market conditions and low food price inflation. Retail food sales were favorable in 1998 compared to 1997, primarily due to the addition of new stores, partially offset by the closing or sale of underperforming stores and a slight decrease in same-store sales of .4 percent, reflecting competitive market conditions.

Gross Profit
Gross profit as a percentage of net sales increased to 10.3 percent in 1998, compared with 10.1 percent in 1997. Food distribution gross profit margin for 1998 was comparable to fiscal 1997. Retail food gross profit margin increased due to continued focus on merchandising activities.

Selling And Administrative
Expenses
Selling and administrative expenses were 7.9 percent of net sales in 1998, compared with 7.8 percent in 1997. Food distribution expenses continued to be impacted by technology related spending in support of new systems development as well as to make systems year 2000 compliant. Retail food expenses in 1998 were impacted by unfavorable wage expenses in comparison to 1997 related to both increased wage rates and expansion of perishable departments.

-----------------------------------
financial review

Operating Earnings
The company's pre-tax operating earnings (earnings before interest, equity in earnings and gain on sale of ShopKo, and taxes) increased to $405.4 million in 1998, compared with $380.5 million in 1997. Operating earnings before depreciation and amortization increased to $635.5 million in 1998, compared with $612.6 million in 1997, a 3.7% increase. Food distribution operating earnings increased 2.1 percent in 1998 to $317.1 million, from $310.5 million in 1997. The increase was due to the favorable sales and better buying, offset somewhat by increased wages, information technology costs and LIFO. Retail food operating earnings increased 25.5 percent to $117.6 million in 1998, from $93.7 million in 1997. The increase in retail operating earnings was due to increased sales, merchandising activities and benefits derived from the closing or sale of underperforming stores, offset somewhat by increased labor costs.

Interest Expense And Income
Interest expense decreased to $133.6 million in 1998, compared with $136.8 million in 1997, reflecting a reduction in debt levels. Interest income increased to $19.6 million in 1998, compared with $16.1 million in 1997, primarily due to increased retailer financing.

Equity In Earnings And
Gain On Sale Of ShopKo
On July 2, 1997, the company exited its 46 percent investment in ShopKo through two simultaneous and cross-conditional transactions: selling 8,174,387 shares back to ShopKo for an aggregate price of $150 million and a secondary public offering of all remaining shares. The transactions resulted in proceeds of $305 million and a pretax gain of $90.0 million. Equity in earnings for 1998 were $3.3 million or $.05 per share (basic and diluted) compared with $20.7 million or $.31 per share (basic and diluted) in fiscal 1997.

Income Taxes
The effective tax rate increased to 40.0 percent in fiscal 1998, compared with
37.6 percent in 1997, due to the elimination of ShopKo earnings.

Net Earnings
Net earnings were $230.8 million or $3.68 per share - basic ($3.65 per share - diluted) in 1998 compared with 1997 net earnings of $175.0 million or $2.60 per share - basic ($2.59 per share - diluted). Excluding the gain on the sale of ShopKo, net earnings were $177.1 million or $2.83 per share - basic ($2.80 per share - diluted). Weighted average shares - diluted declined to 63.3 million in 1998 compared with 67.5 million for 1997, primarily due to the repurchase of 6.9 million shares in the second quarter of 1998, with proceeds from the ShopKo transaction.

Comparison Of Fifty-two Weeks Ended February 22, 1997 ("1997") With Fifty-two Weeks Ended February 24, 1996 ("1996"):

Net Sales
Net sales increased .4 percent in 1997. The sales increase was driven by an increase in retail food sales of 7.0 percent, offset partially by a decrease in food distribution sales of 1.0 percent.

Food distribution sales decreased in 1997, due to competitive market conditions at the wholesale and retail level, the planned discontinuance of service to a major customer in the Southeast and the expected liquidation of a major customer at the end of 1996 in the Northeast. This effect was partially mitigated by the addition of new retail customers

--------------------------
financial review

and food inflation of about one percent. Retail food sales increased in 1997, primarily due to the addition of stores. Same-store sales increased 2.2 percent. The retail food sales increase was partially offset by the closing of underperforming retail stores pursuant to the restructuring program.

Gross Profit
Gross profit as a percentage of net sales increased to 10.1 percent in 1997, compared with 9.6 percent in 1996. The increase was due principally to the growing proportion within the company's total sales mix of the higher-margined retail food business, which represented 29 percent of total sales in 1997, compared with 27 percent in 1996. Food distribution gross profit margin increased slightly due to favorable LIFO expense and certain merchandising initiatives. The retail food gross profit margin increased as a result of merchandising activities, changes to product mix and the closing of underperforming stores.

Selling And Administrative
Expenses
Selling and administrative expenses were 7.8 percent of net sales in 1997, compared with 7.4 percent in 1996. The higher percentage was primarily due to the increased proportion of the company's retail food segment which operates at a higher selling and administrative expense percentage than the food distribution segment, and the increase in direct and indirect costs related to the transformation of the distribution operations. Food distribution selling and administrative expenses as a percent of net sales were higher due to increased technology related spending in support of the development of market driving services, as well as costs related to opening the Southeast regional distribution facility and the impact of fixed expenses as a percent of slightly decreased sales. Retail food selling and administrative expenses in 1997 as a percent of net sales were comparable to 1996.

Operating Earnings
The company's pre-tax operating earnings (earnings before interest, equity in earnings of ShopKo and taxes) were $380.5 million in 1997, compared with $366.8 million in 1996. Operating earnings before depreciation and amortization increased to $612.6 million in 1997, compared with $585.8 million in 1996. Food distribution operating earnings were $310.5 million in 1997, compared with $334.7 million in 1996. Operating earnings in 1997 were negatively impacted by higher technology related expenses and the general softness in sales. Retail food operating earnings were $93.7 million in 1997, compared with $57.2 million in 1996. The increase in 1997 resulted from higher sales and improved gross margins resulting from merchandising efforts and changes to product mix.

Interest Expense And Income
Interest expense of $136.8 million was incurred in 1997 compared with $140.2 million for 1996. The decrease was primarily due to slightly lower short-term interest rates. Interest income decreased to $16.1 million in 1997, compared with $23.5 million in 1996. Interest income decreased due to the reduction in notes receivable as a result of the sale of notes in the ordinary course of business at the end of 1996 and in the fourth quarter of 1997.

Equity In Earnings Of ShopKo
The company's ownership in ShopKo in 1997 was 46 percent and was accounted for under the equity method. Equity in earnings of ShopKo was

-------------------------
financial review


$20.7 million compared with $17.6 million in 1996. The net earnings increase resulted from increased sales in ShopKo's ProVantage managed health care operations and comparable store sales increases of 6 percent.

Income Taxes
The effective tax rate of 37.6 percent for 1997 was comparable with the 1996 effective tax rate of 37.8 percent.

Net Earnings
Net earnings for 1997 were $175.0 million, compared with net earnings for 1996 of $166.4 million. Net earnings were positively impacted by the significant improvement in the company's retail food operations, which more than offset increased technology related spending in support of new systems.

LIQUIDITY
Cash provided by operating activities was $393 million in 1998, compared with $329 million in 1997 and $422 million in 1996. Cash provided from operations in 1998 was primarily used to finance capital expenditures of $230.9 million, repay long-term debt of $84.6 million and pay dividends of $64.9 million.

On July 2, 1997, the company exited its 46 percent investment in ShopKo which resulted in proceeds of $305 million. The Board of Directors approved an additional treasury stock purchase program authorizing the company to repurchase up to 8.5 million shares with proceeds received from the ShopKo sale. In fiscal 1998, the company repurchased 6.9 million shares at a cost of $266.7 million under the 1997 program and 1.7 million shares at a cost of $71.7 million under the 1996 program. In fiscal 1997, the company repurchased 746,000 shares at a cost of $21.6 million.

Internally-generated funds from operations were the major source of liquidity in 1998. Management expects that the company will continue to replenish operating assets and reduce aggregate debt with internally-generated funds. The company has adequate short-term and long-term financing capabilities to fund acquisitions as the opportunities arise.

SUPERVALU will continue to use short-term and long-term debt as a supplement to internally generated funds to finance its activities. The company has a $400 million "shelf registration' in effect, pursuant to which the company could issue $242.5 million of additional debt securities as of the end of fiscal 1998. A $400 million revolving credit agreement, with rates tied to LIBOR plus .180 to
 .275 percent, also is in place and expires in October 2002. The revolving credit agreement is available for general corporate purposes and to support the company's commercial paper program. There were no drawings on the revolving credit agreement during fiscal 1998. Total commercial paper outstanding as of the the end of fiscal 1998 was $223 million of which $100 million has been classified as long-term debt as the company has the ability and intent to renew these obligations past 1999 and into future periods. Maturities of debt issued will depend on management's views with respect to the relative attractiveness of interest rates at the time of issuance.

SUPERVALU's capital budget for fiscal 1999, which includes leases, is $370 million compared with $280 million incurred during 1998. The capital budget

--------------------------
financial review


anticipates cash spending of $336 million plus $34 million of capital leases. Approximately $187 million of the fiscal 1999 capital budget is slated for use in the company's food distribution activities, including facilities, information technology and normal replacement spending. The retail food capital budget of $133 million covers corporately-owned retail food businesses. The budget provides for approximately 39 new corporate stores including eight new price superstores and 30 limited assortment stores and also includes capital for remodeling of existing stores. The balance of the fiscal 1999 capital budget is dedicated to the corporate area and will be utilized principally for systems-related items.

In addition, the company is prepared to provide up to $150 million to support store development and financing for the company's independent retailers. Certain retailer financing activities do not require new cash outlays because they are leases or guarantees.

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

Dividends
Cash dividends declared during 1998 totaled $1.03 per common share, an increase of 3.5 percent over the 99 1/2 cents per share declared in 1997. This was the 61st year of consecutive cash dividends and the 26th year of successive annual increases. The company's dividend policy will continue to emphasize a high level of earnings retention for growth.

Common Stock Price
SUPERVALU's common stock is listed on the New York Stock Exchange under the symbol SVU. At year-end, there were 7,161 stockholders of record compared with 7,655 at the end of fiscal 1997.

                             Common Stock                   Dividends Per
                             Price Range                        Share
Fiscal Quarter        1998                  1997           1998      1997
--------------------------------------------------------------------------
                 High       Low        High       Low
--------------------------------------------------------------------------
First          $36 5/8    $28 5/8    $32 5/8    $30 5/8    $.250     $.245
Second          41 5/8     34 1/2     31 5/8     27 5/8     .260      .250
Third           41 3/4     34 7/8     30 3/8     27 1/4     .260      .250
Fourth          48 9/16    39 9/16    32 3/8     27 3/4     .260      .250
--------------------------------------------------------------------------
Year           $48 9/16   $28 5/8    $32 5/8    $27 1/4    $1.030    $.995
--------------------------------------------------------------------------

Dividend payment dates are on or about the 15th day of March, June, September and December, subject to Board of Directors approval.

New Accounting Standards

Earnings Per Share
Statement of Financial Accounting Standards No. 128, "Earnings per Share" was issued in February 1997 and was adopted in fiscal 1998.

Reporting Comprehensive Income
Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" was issued in June 1997. This statement establishes standards for the reporting and display of

----------------------------
financial review


comprehensive income in the consolidated financial statements. The provisions of the statement are effective for fiscal 1999.

Disclosures About Segments of
an Enterprise
Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" was issued in June 1997. This statement establishes standards for the reporting of information concerning operating segments in the consolidated financial statements. The provisions of the statement are effective for fiscal 1999.

Pensions And Other
Postretirement Benefits
Statement of Financial Accounting Standard No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits" was issued in February 1998. This statement establishes standards for the reporting of information concerning pensions and other postretirement benefits. The provisions of this statement are effective for fiscal 1999.

The new accounting standards above that are effective for fiscal 1999 will be adopted in fiscal 1999 and are not expected to have a material effect on the company's consolidated financial position or results of operations.

Year 2000
The company has established processes for evaluating and managing the risks and costs associated with the year 2000 issue and is remediating its computer applications and business processes to provide for their continued functionality. The company has initiated formal communications with significant suppliers and large customers to determine the extent to which the company is vulnerable to those third parties' failure to address their own year 2000 issues. Failure of the company's suppliers or its customers to become year 2000 compliant may have a material adverse impact on the company's operations.

The company expects to complete the majority of the project in the spring of 1999. The total estimated cost of the project, which began in fiscal 1997, is estimated at approximately $26 million, excluding the cost of new systems which will be capitalized. The company has delayed other non-critical systems development activities and expects that fiscal 1999 information technology expenses will not differ significantly from the fiscal 1998 level.

Cautionary Statements For Purposes Of The Safe Harbor Provisions Of The Private Securities Litigation Reform Act Of 1995
The information in this Annual Report includes forward-looking statements. Important risks and uncertainties that could cause actual results to differ materially from those discussed in such forward looking statements are detailed in Exhibit 99.1 to the company's Annual Report on Form 10-K, for the Year Ended February 28, 1998; other risks or uncertainties may be detailed from time to time in the company's future Securities and Exchange Commission filings.

--------------------------------------------------
ten year financial and operating summary

                                                                  1998 (b)          1997             1996           1995 (c)
-----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA (a)
Net sales                                                       $17,201,378     $16,551,902      $16,486,321      $16,563,772
Cost of sales                                                    15,430,642      14,885,249       14,906,602       15,040,117
Selling and administrative expense                                1,365,327       1,286,121        1,212,967        1,169,843
Restructuring and other charges                                          --              --               --          244,000
Interest, net                                                       113,993         120,695          116,678          111,271
Equity in earnings and gain on sale of ShopKo                        93,364          20,675           17,618           17,384
Earnings before taxes and accounting change                         384,780         280,512          267,692           15,925
Provision for income taxes                                          154,023         105,468          101,259          (27,409)
Net earnings                                                        230,757         175,044          166,433           43,334

Earnings per common share before accounting change-basic               3.68            2.60             2.44              .61
Earnings per common share before accounting change-diluted             3.65            2.59             2.43              .61
Net earnings per common share-basic                                    3.68            2.60             2.44              .61
Net earnings per common share-diluted                                  3.65            2.59             2.43              .61
                                                                -------------------------------------------------------------
BALANCE SHEET DATA (a)
Inventories (FIFO)                                              $ 1,247,429     $ 1,221,344      $ 1,158,028      $ 1,230,017
Working capital (e)                                                 286,800         361,260          355,124          319,429
Net property, plant and equipment                                 1,589,601       1,648,524        1,600,166        1,571,298
Total assets                                                      4,093,010       4,283,326        4,183,503        4,305,149
Long-term debt (f)                                                1,260,728       1,420,591        1,445,562        1,459,766
Stockholders' equity                                              1,201,905       1,307,423        1,216,176        1,193,222
                                                                -------------------------------------------------------------
OTHER STATISTICS (a)
Earnings before accounting change as a percent of net sales            1.34%           1.06%            1.01%             .26%
Return on average stockholders' equity                                18.49%          13.89%           13.96%            3.46%
Book value per common share                                     $     19.87     $     19.46      $     17.94      $     16.92
Current ratio (e)                                                    1.20:1          1.26:1           1.27:1           1.22:1
Debt to capital ratio                                                    57%             56%              57%              59%
Dividends declared per common share                             $      1.03     $       .99 1/2  $       .97      $       .92 1/2
Weighted average common shares outstanding-basic                     62,663          67,255           68,277           71,388
Weighted average common shares outstanding-diluted                   63,275          67,477           68,492           71,528
Depreciation and amortization                                   $   230,082     $   232,071      $   219,084      $   198,718
Capital expenditures, excluding retailer financing              $   279,768     $   285,939      $   271,456      $   319,560
                                                                =============================================================

Notes:

(a) Amounts for all years prior to 1992 have been restated to reflect the company's ownership percentage in ShopKo under the equity method of accounting because of the sale of a 54 percent interest in ShopKo, effective October 16, 1991. Fiscal 1998 and Fiscal 1992 contain 53 weeks; all other years cover 52 weeks. Dollars in thousands except per share and percentage data.

(b) Net earnings include a gain on the sale of ShopKo of $53.7 million ($.85 per share-diluted). All statistics include this transaction.

(c) Net earnings were reduced by restructuring and other charges of $159.4 million ($2.23 per share-diluted). The provision for income taxes includes a reversal of $40.8 million ($.57 per share-diluted) of deferred taxes in 1995 related to the partial disposition of ShopKo in 1992. The 1995 ratios were calculated including the restructuring and other charges and including the reversal of $40.8 million of deferred taxes related to the partial disposition of ShopKo. The ratios for earnings before accounting change as a percent of net sales and the return on average stockholders' equity would have been .98 and 12.95 percent, respectively, if the restructuring and other charges and the reversal of $40.8 million of deferred taxes had been excluded.

(d) The cumulative effect of adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in a decrease in net earnings of $13.3 million ($.18 per share-diluted). A $51.3 million after-tax gain on the sale of a 54 percent interest in ShopKo was included in fiscal 1992 net earnings ($.68 per share-diluted). All statistics include the results of both transactions.

(e) Working capital and current ratio are calculated after adding back the LIFO reserve.

(f) Total long-term debt includes long-term debt and long-term obligations under capital leases.


       1994              1993          1992 (d)              1991             1990             1989
---------------------------------------------------------------------------------------------------
$15,936,925       $12,568,000       $10,632,301       $10,104,899       $9,734,811       $9,061,176
 14,523,434        11,531,394         9,807,633         9,360,886        9,043,953        8,429,692
  1,044,433           746,857           583,789           531,972          484,586          433,177
         --                --                --                --               --               --
     89,767            54,203            34,320            31,441           33,104           34,532
     14,789            23,072           116,281            45,080           42,562           36,943
    294,080           258,618           322,840           225,680          215,730          200,718
    108,827            94,092           115,175            70,544           67,984           63,250
    185,253           164,526           194,377           155,136          147,746          137,468

       2.58              2.31              2.78              2.06             1.97             1.84
       2.56              2.30              2.77              2.06             1.96             1.83
       2.58              2.31              2.60              2.06             1.97             1.84
       2.56              2.30              2.59              2.06             1.96             1.83
---------------------------------------------------------------------------------------------------

$ 1,227,170       $ 1,247,337       $   862,621       $   785,395       $  726,194       $  688,947
    452,121           361,093           534,182           196,217          188,139          165,887
  1,410,123         1,384,241           879,186           789,443          701,162          666,508
  4,042,351         4,064,189         2,484,300         2,401,357        2,239,900        2,116,202
  1,262,995         1,347,386           608,241           567,444          549,694          557,828
  1,275,458         1,134,820         1,030,981           978,678          869,891          763,706
---------------------------------------------------------------------------------------------------

       1.16%             1.31%             1.95%             1.54%            1.52%            1.52%
      15.40%            15.32%            20.17%            16.82%           18.12%           19.31%
$     17.62       $     15.84       $     14.35       $     13.01       $    11.59       $    10.20
     1.37:1            1.27:1            1.72:1            1.24:1           1.25:1           1.22:1
         53%               59%               43%               46%              46%              46%
$       .85 1/2   $       .76 1/2   $       .70 1/2   $       .64 1/2   $      .58 1/2   $      .48 1/2
     71,817            71,341            74,700            75,165           74,972           74,785
     72,240            71,608            74,947            75,390           75,336           75,092
$   186,261       $   140,790       $   111,488       $   105,582       $   95,593       $   86,944
$   239,602       $   164,728       $   175,624       $   203,199       $  142,899       $  193,218
===================================================================================================

--------------------------------------------------------------------------
consolidated composition of net sales and operating earnings
(in thousands, except percent data)


The following table sets forth, for each of the last five fiscal years, the composition of the company's net sales and operating earnings.

                                          1998             1997             1996             1995             1994
 ..................................................................................................................
NET SALES
Food distribution                 $ 15,108,779      $14,545,266      $14,685,899      $14,820,009      $14,361,255
                                          87.8%            87.9%            89.1%            89.5%            90.1%
Retail food                          4,877,290        4,719,079        4,412,203        4,219,691        3,696,145
                                          28.4%            28.5%            26.7%            25.4%            23.2%
Less: Eliminations                  (2,784,691)      (2,712,443)      (2,611,781)      (2,475,928)      (2,120,475)
                                         (16.2)%          (16.4)%          (15.8)%          (14.9)%          (13.3)%
  Total net sales                 $ 17,201,378      $16,551,902      $16,486,321      $16,563,772      $15,936,925
                                         100.0%           100.0%           100.0%           100.0%           100.0%
                                  ................................................................................
OPERATING EARNINGS
Food distribution                 $    317,068      $   310,455      $   334,673      $   257,495      $   365,527
Retail food                            117,576           93,662           57,176         (104,338)          31,366
                                  --------------------------------------------------------------------------------
  Total operating earnings             434,644          404,117          391,849          153,157          396,893

Interest expense, net                 (113,993)        (120,695)        (116,678)        (111,271)         (89,767)
General corporate expenses             (29,235)         (23,585)         (25,097)         (43,345)         (27,835)
                                  --------------------------------------------------------------------------------
  Earnings before equity
    in earnings and gain on
    sale of ShopKo and
    income taxes                       291,416          259,837          250,074           (1,459)         279,291
Equity in earnings and gain on
  sale of ShopKo                        93,364           20,675           17,618           17,384           14,789
                                  --------------------------------------------------------------------------------
  Earnings before income taxes    $    384,780     $    280,512      $   267,692      $    15,925      $   294,080
                                  --------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Food distribution                 $  2,825,762     $  2,746,284      $ 2,684,088      $ 2,843,862      $ 2,644,670
Retail food                          1,109,296        1,166,870        1,126,197        1,121,596          948,551
Corporate                              157,952          370,172          373,218          339,691          449,130
                                  --------------------------------------------------------------------------------
  Total                           $  4,093,010     $  4,283,326      $ 4,183,503      $ 4,305,149      $ 4,042,351
                                  ................................................................................

DEPRECIATION AND
AMORTIZATION
Food distribution                 $    118,556     $    122,778      $   115,507      $   107,471      $   105,763
Retail food                             90,704           90,389           85,010           76,145           64,924
Corporate                               20,822           18,904           18,567           15,102           15,574
                                  --------------------------------------------------------------------------------
  Total                           $    230,082     $    232,071      $   219,084      $   198,718      $   186,261
                                  ................................................................................

CAPITAL EXPENDITURES
Food distribution                 $    166,066     $    139,779      $   102,435      $   159,838      $   131,322
Retail food                             92,651          120,881          137,914          119,605           69,939
Corporate                               21,051           25,279           31,107           40,117           38,341
                                  ................................................................................
  Total                           $    279,768     $    285,939      $   271,456      $   319,560      $   239,602
                                  ================================================================================

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

Identifiable assets are those assets of the company directly associated with the industry segments.

Operating earnings in 1995 for food distribution and retail food were reduced by $93.1 and $138.4 million, respectively, for restructuring and other charges. General corporate expenses include $12.6 million for restructuring and other charges.

See notes following the ten year financial and operating summary and notes to the consolidated financial statements.

-----------------------------------------------
 consolidated statements of earnings
 (in thousands, except per share data)


Fiscal Year Ended                  February 28,    February 22,    February 24,
                                          1998            1997            1996
                                    (53 Weeks)      (52 Weeks)      (52 Weeks)
-------------------------------------------------------------------------------
NET SALES                          $17,201,378     $16,551,902     $16,486,321
COSTS AND EXPENSES
 Cost of sales                      15,430,642      14,885,249      14,906,602
 Selling and administrative
   expenses                          1,365,327       1,286,121       1,212,967
 Interest
  Interest expense                     133,619         136,831         140,150
  Interest income                       19,626          16,136          23,472
                                   -------------------------------------------
   Interest expense, net               113,993         120,695         116,678
                                   -------------------------------------------
    Total costs and expenses        16,909,962      16,292,065      16,236,247
                                   -------------------------------------------
EARNINGS BEFORE EQUITY IN
  EARNINGS AND GAIN ON SALE
  OF SHOPKO AND INCOME TAXES           291,416         259,837         250,074
  Equity in earnings and gain
    on sale of ShopKo                   93,364          20,675          17,618
                                   -------------------------------------------
EARNINGS BEFORE INCOME TAXES           384,780         280,512         267,692
PROVISION FOR INCOME TAXES
  Current                              131,343          77,591          36,692
  Deferred                              22,680          27,877          64,567
                                   -------------------------------------------
    Income tax expense                 154,023         105,468         101,259
                                   -------------------------------------------
NET EARNINGS                       $   230,757     $   175,044     $   166,433
                                   -------------------------------------------
Weighted average number of
  common shares outstanding
  Basic                                 62,663          67,255          68,277
  Diluted                               63,275          67,477          68,492
NET EARNINGS PER COMMON
  SHARE-BASIC                      $      3.68     $      2.60     $      2.44
NET EARNINGS PER COMMON
  SHARE-DILUTED                    $      3.65     $      2.59     $      2.43
                                   ============================================

See notes to consolidated financial statements.

-----------------------------------------------------
consolidated balance sheets
(in thousands, except per share data)



                                                               February 28, 1998       February 22, 1997
--------------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash                                                                $    6,100              $    6,539
  Receivables, less allowance for losses of $13,415 in 1998
    and $17,806 in 1997                                                  410,741                 403,835
  Inventories                                                          1,115,529               1,091,805
  Other current assets                                                    79,690                  98,620
                                                                      ----------              ----------
     Total current assets                                              1,612,060               1,600,799
                                                                      ----------              ----------
Long-term notes receivable                                                83,401                  45,588
Long-term investment in direct financing leases                           95,291                  84,350
Property, plant and equipment
  Land                                                                   138,615                 140,427
  Buildings                                                              929,975                 957,815
  Property under construction                                             54,175                  28,030
  Leasehold improvements                                                 150,745                 150,040
  Equipment                                                            1,147,626               1,113,486
  Assets under capital leases                                            286,762                 298,757
                                                                      ----------              ----------
                                                                       2,707,898               2,688,555
Less accumulated depreciation and amortization
  Owned property, plant and equipment                                  1,052,521                 983,229
  Assets under capital leases                                             65,776                  56,802
                                                                      ----------              ----------
     Net property, plant and equipment                                 1,589,601               1,648,524
                                                                      ----------              ----------
Investment in ShopKo                                                          --                 209,789
Goodwill                                                                 498,438                 491,427
Other assets                                                             214,219                 202,849
                                                                      ----------              ----------
Total assets                                                          $4,093,010              $4,283,326
                                                                      ==========              ==========


See notes to consolidated financial statements.

----------------------------------------------
 consolidated balance sheets
 (in thousands, except per share data)


                                       February 28, 1998       February 22, 1997
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable                              $   149,002             $   134,272
  Accounts payable                               924,371                 923,958
  Accrued vacation, compensation
    and benefits                                  95,129                  89,458
  Current maturities of long-term debt           156,897                  72,905
  Current obligations under capital leases        22,697                  21,544
  Other current liabilities                      109,064                 126,941
                                             -----------------------------------
  TOTAL CURRENT LIABILITIES                    1,457,160               1,369,078
                                             -----------------------------------
LONG-TERM DEBT                                   934,167               1,087,162

LONG-TERM OBLIGATIONS UNDER CAPITAL LEASES       326,561                 333,429

DEFERRED INCOME TAXES                             41,948                  38,054

OTHER LIABILITIES                                131,269                 148,180

COMMITMENTS AND CONTINGENCIES                         --                      --

STOCKHOLDERS' EQUITY
  Preferred stock, no par value: Authorized
    1,000 shares
    Shares issued and outstanding,
    6 in 1998 and 1997 ($1,000
    stated value)                                  5,908                   5,908
  Common stock, $1.00 par value: Authorized
    200,000 shares
    Shares issued, 75,335 in 1998 and 1997        75,335                  75,335
  Capital in excess of par value                  16,124                  13,296
  Retained earnings                            1,611,834               1,444,755
  Treasury stock, at cost, 15,151 shares in
    1998 and 8,453 in 1997                      (507,296)               (231,871)
                                             -----------------------------------
    TOTAL STOCKHOLDERS' EQUITY                 1,201,905               1,307,423
                                             -----------------------------------
  TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY                                   $ 4,093,010             $ 4,283,326
                                             ===================================

                                                                              25

---------------------------------------------------
consolidated  statements  of  stockholder's  equity
(in  thousands,  except  per  share  data)


                                                         Capital in
                                 Preferred    Common     Excess of      Treasury      Retained
                                   Stock      Stock      Par Value       Stock        Earnings       Total
--------------------------------------------------------------------------------------------------------------
Balances at
February 25, 1995                 $5,908      $75,335      $12,717    $(137,245)    $1,236,507    $1,193,222
Net earnings                          --           --           --           --        166,433       166,433
Sales of common stock under
  option plans                        --           --          (84)       3,458             --         3,374
Cash dividends declared on
  common stock--$.970 per share       --           --           --           --        (65,998)      (65,998)
Compensation under employee
  incentive plans                     --           --          104         (869)            --          (765)
Purchase of shares for treasury       --           --           --      (80,090)            --       (80,090)
                                ----------------------------------------------------------------------------
Balances at
February 24, 1996                  5,908       75,335       12,737     (214,746)     1,336,942     1,216,176
Net earnings                          --           --           --           --        175,044       175,044
Sales of common stock under
  option plans                        --           --          378        3,786             --         4,164
Cash dividends declared on
  common stock--$.995 per share       --           --           --           --        (67,231)      (67,231)
Compensation under employee
  incentive plans                     --           --          181          650             --           831
Purchase of shares for treasury       --           --           --      (21,561)            --       (21,561)
                                 ---------------------------------------------------------------------------
Balances at
February 22, 1997                  5,908       75,335       13,296     (231,871)     1,444,755     1,307,423
Net earnings                          --           --           --           --        230,757       230,757
Sales of common stock under
  option plans                        --           --       (4,123)      51,623             --        47,500
Cash dividends declared on
  common stock--$1.03 per share       --           --           --           --        (63,678)      (63,678)
Compensation under employee
  incentive plans                     --           --        6,951       11,289             --        18,240
Purchase of shares for treasury       --           --           --     (338,337)            --      (338,337)
                                  ---------------------------------------------------------------------------
Balances at
February 28, 1998                 $5,908      $75,335      $16,124    $(507,296)    $1,611,834    $1,201,905
                                  ===========================================================================

See notes to consolidated financial statements.

-------------------------------------
consolidated statements of cash flows
(in thousands)


Fiscal Year Ended                                                       February 28,          February 22,        February 24,
                                                                               1998                  1997                1996
                                                                          (53 weeks)            (52 weeks)          (52 weeks)
                                                                        -----------           -----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net earnings                                                           $   230,757           $   175,044         $   166,433
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Equity in earnings and gain on sale of ShopKo                            (93,364)              (20,675)            (17,618)
   Dividends received from ShopKo                                               --                  4,862               6,482
   Depreciation and amortization                                            230,082               232,071             219,084
   Provision for losses on receivables                                        5,791                 8,851               2,269
   Deferred income taxes                                                     22,680                27,877              64,567
   Other adjustments, net                                                    (3,476)               (3,100)            (12,108)
Changes in assets and liabilities, excluding effect from acquisitions:
   Receivables                                                              (29,905)              (30,509)             17,865
   Inventories                                                              (23,297)              (58,658)             79,880
   Accounts payable                                                          38,453               (53,872)            (59,218)
   Other assets and liabilities                                              15,214                46,898             (45,938)
                                                                        -----------           -----------         -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                   392,935               328,789             421,698
                                                                        -----------           -----------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of ShopKo stock                                         305,153                   --                  --
 Additions to long-term notes receivable                                    (77,779)              (52,727)            (28,394)
 Proceeds received on long-term notes receivable                             39,966                43,870              64,757
 Proceeds from sale of property, plant and equipment                         90,169                78,825              94,733
 Purchase of property, plant and equipment                                 (230,910)             (244,682)           (236,248)
 Business acquisitions, net of cash acquired                                (23,523)               (4,996)                --
 Other investing activities                                                 (28,742)              (16,920)            (39,645)
                                                                        -----------           -----------         -----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                          74,334              (196,630)           (144,797)
                                                                        -----------           -----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase (decrease) in checks outstanding, net of deposits             (23,924)                3,270               3,972
 Net issuance (reduction) of short-term notes payable                        14,730               (23,755)            (68,141)
 Proceeds from issuance of long-term debt                                    15,592                 3,193             257,500
 Repayment of long-term debt                                                (84,595)               (7,612)           (308,406)
 Reduction of obligations under capital leases                              (24,055)              (21,205)            (17,529)
 Proceeds from the sale of common stock under option plans                   37,736                 3,719               2,291
 Dividends paid                                                             (64,855)              (66,884)            (66,122)
 Payment for purchase of treasury stock                                    (338,337)              (21,561)            (80,090)
                                                                        -----------           -----------         -----------
NET CASH USED IN FINANCING ACTIVITIES                                      (467,708)             (130,835)           (276,525)
                                                                        -----------           -----------         -----------
Net increase (decrease) in cash                                                (439)                1,324                 376
Cash at beginning of year                                                     6,539                 5,215               4,839
                                                                        -----------           -----------         -----------
CASH AT END OF YEAR                                                     $     6,100           $     6,539         $     5,215
                                                                        -----------           -----------         -----------

See notes to consolidated financial statements.

------------------------------------------
notes to consolidated financial statements


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

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined through use of the last-in, first-out method (LIFO) for a major portion of consolidated inventories: 74.4 percent for fiscal 1998 and 76.3 percent for fiscal 1997. The first-in, first-out method (FIFO) is used to determine cost for remaining inventories which are principally perishable products. Market is replacement value. If the FIFO method had been used to determine cost of inventories for which the LIFO method is used, the company's inventories would have been higher by approximately $131.9 million at February 28, 1998 and $129.5 million at February 22, 1997.

Property, Plant and Equipment:

Property, plant and equipment are carried at cost. Depreciation, as well as amortization of assets under capital leases, is based on the estimated useful lives of the assets using the straight-line method. Estimated useful lives generally are 10 to 40 years for buildings and major improvements; 3 to 10 years for equipment; and term of the lease or expected life for leasehold improvements. Interest on property under construction of $1.9, $2.0 and $2.6 million was capitalized in fiscal years 1998, 1997 and 1996, respectively.

Goodwill:

Amounts paid in excess of the fair value of acquired net assets are amortized on a straight-line basis. The recoverability of goodwill is assessed by determining whether the goodwill balance can be recovered through projected cash flows and operating results over its remaining life. Impairment of the asset would be recognized when it is probable that such future undiscounted cash flows will be less than the carrying value of the asset. As of February 28, 1998, $400 million of goodwill related to the acquisition of Wetterau Incorporated in fiscal 1993 is being amortized over 40 years. Goodwill related to other acquisitions is being amortized over 15 to 20 years. Goodwill is shown net of accumulated amortization of $87.0 and $66.9 million for fiscal 1998 and 1997, respectively.


Fair Value Disclosures of
Financial Instruments:

The estimated fair value of notes receivable approximates the net carrying value at February 28, 1998 and February 22, 1997. Notes receivable are valued based on comparisons to publicly traded debt instruments of similar credit quality.

At February 28, 1998 and February 22, 1997 the estimated fair market value of the company's long-term debt (including current maturities) exceeded the carrying value by approximately $42 and $33 million, respectively. The estimated fair value was based on market quotes where available, discounted cash flows and market yields for similar instruments. The estimated fair market value of the company's commercial paper outstanding as of February 28, 1998 and February 22, 1997 approximates the carrying value.

Pre-opening Costs:

Pre-opening costs of retail stores are charged against earnings as incurred.

Net Earnings Per Share:

In fiscal 1998 the company adopted Statement of Financial Accounting Standard No. 128 (SFAS 128), "Earnings Per Share." SFAS 128 requires the disclosure of Basic and Diluted Earnings per Share (EPS). Basic EPS is calculated using income available to common shareholders divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. All prior year EPS have been restated in accordance with the provisions of SFAS 128.

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

Reclassifications:

Certain reclassifications have been made to prior years' consolidated financial statements to conform to 1998 presentation. These reclassifications did not affect results of operations as previously reported.

------------------------------------------
notes to consolidated financial statements


RESTRUCTURING CHARGES

In fiscal 1995, restructuring charges of $205 million were incurred for the implementation of the ADVANTAGE project and the sale, closure or restructure of certain retail businesses.

The company utilized approximately $39.2 million, $44.0 million and $64.0 million of the reserve in 1998, 1997 and 1996 respectively, primarily for carrying costs and losses on the disposition of property as well as the closing of underperforming corporate retail stores and employee separation costs.

The remaining $11.6 million of reserve is expected to be utilized for certain non cancelable lease and other obligations which will extend beyond fiscal 1999.

NOTES RECEIVABLE

Notes receivable arise from fixture and other financing activities related to independently owned retail food customers. Loans to independent retailers, as well as trade accounts receivable, are primarily collateralized by the retailers' inventory, equipment and fixtures. The notes range in length from 1 to 10 years with the average being 7 years, and may be non-interest bearing or bear interest at rates ranging from 5 to 12 percent.

Included in current receivables are notes receivable due within one year totaling $16.7 and $6.6 million at February 28, 1998 and February 22, 1997, respectively.

INVESTMENT IN SHOPKO

On July 2, 1997, the company exited its 46 percent investment in ShopKo, a mass merchandise discount retailer, through two simultaneous and cross-conditional transactions: selling 8,174,387 shares back to ShopKo for an aggregate of $150 million and a secondary public offering of 6,557,280 shares. The transactions resulted in proceeds of $305 million and a net gain of $53.7 million. Proceeds were primarily used to repurchase shares of SUPERVALU stock.

DEBT


(In thousands,                                 February 28,       February 22,
except payment data)                                   1998               1997
--------------------------------------------------------------------------------
7.800%-8.875% promissory                         $  400,000         $  400,000
  notes semi-annual interest
  payments of $16.1 million;
  due fiscal 2003 to 2023
7.25% promissory notes                              150,000            150,000
  semi-annual interest
  payments of $5.4 million;
  due fiscal 2000
6.09%-6.69% medium-term                             132,500            157,500
  notes semi-annual interest
  payments of $4.2 million;
  due fiscal 1999 to 2006
Notes payable                                       100,000            100,000
Variable rate to 8.25% industrial                    88,900             89,369
  revenue bonds
9.67% senior subordinated notes                      75,000             75,000
  due fiscal 1999
8.875% promissory notes                              45,000             70,000
  semi-annual interest payments
  of $2.0 million; due fiscal 2000
6.00%-11.50% promissory notes                        24,991             38,482
  due fiscal 1999 to 2004
8.28%-9.46% promissory notes
  due fiscal 2010                                    22,894             23,893
9.96% promissory notes
  due fiscal 2006                                    19,643             21,247
8.875% sinking fund debentures                        7,110             22,110
  due fiscal 2017
Other debt                                           25,026             12,466
--------------------------------------------------------------------------------
                                                  1,091,064          1,160,067
Less current maturities                             156,897             72,905
--------------------------------------------------------------------------------

Long-term debt                                   $  934,167         $1,087,162
================================================================================

Aggregate maturities of long-term debt during the next five fiscal years are:


(In thousands)
--------------------------------------------------------------------------------
1999                                                                    $156,897
2000                                                                     212,445
2001                                                                      78,121
2002                                                                       9,395
2003                                                                     409,026
================================================================================

The company has a $400 million revolving credit agreement that expires in October 2002. The company pays an annual facility fee of .09 percent for the credit agreement. The revolving credit agreement is available for general corporate purposes and to support the company's commercial paper program. There were no drawings on the revolving credit agreement during fiscal 1998 and 1997. As of February 28,

--------------------------------------
notes to consolidated financial statements

1998, and February 22, 1997, total commercial paper outstanding was $223 million and $213 million, respectively. Of the total commercial paper outstanding borrowings of $100 million were classified as long-term debt at February 28, 1998 and February 22, 1997, reflecting SUPERVALU's intent and ability, through the existence of the revolving credit agreement, to refinance these borrowings.

The company also has a $400 million "shelf registration" in effect pursuant to which the company could issue $242.5 million of additional debt securities. The debt agreements contain various covenants including maximum permitted leverage. Under the most restrictive covenants, retained earnings of approximately $134 million were available at year-end for payment of cash dividends.

The weighted-average interest rate on short-term borrowings outstanding was 5.7 percent at February 28, 1998 and 5.5 percent at February 22, 1997.

LEASES

Capital and Operating Leases:

The company leases certain food distribution warehouse and office facilities, as well as corporate-owned retail food stores. Many of these leases include renewal options, and to a limited extent, include options to purchase. Amortization of assets under capital leases was $17.9, $18.2 and $13.8 million in fiscal 1998, 1997 and 1996, respectively.

Future minimum obligations under capital leases in effect at February 28, 1998 are as follows:

(In thousands)                                                             Lease
Fiscal Year                                                          Obligations
--------------------------------------------------------------------------------
1999                                                                   $  33,266
2000                                                                      32,608
2001                                                                      31,699
2002                                                                      30,812
2003                                                                      30,350
Later                                                                    250,928
--------------------------------------------------------------------------------
Total future minimum obligations                                         409,663
Less interest                                                            161,322
--------------------------------------------------------------------------------
Present value of net future minimum obligations                          248,341
Less current portion                                                      13,601
--------------------------------------------------------------------------------
Long-term obligations                                                   $234,740
================================================================================

The present values of future minimum obligations shown are calculated based on interest rates ranging from 6.7 percent to 13.8 percent, with a weighted average of 9.2 percent, determined to be applicable at the inception of the leases.

In addition to its capital leases, the company is obligated under operating leases, primarily for buildings, warehouse and computer equipment. Future minimum obligations under operating leases in effect at February 28, 1998 are as follows:

(In thousands)                                                             Lease
Fiscal Year                                                          Obligations
--------------------------------------------------------------------------------
1999                                                                    $ 60,393
2000                                                                      55,213
2001                                                                      49,291
2002                                                                      40,912
2003                                                                      30,935
Later                                                                    101,566
--------------------------------------------------------------------------------
Total future minimum obligations                                        $338,310
================================================================================

Total rent expense, net of sublease income, relating to all operating leases with terms greater than one year was $40.0, $36.5, and $33.0 million in fiscal 1998, 1997 and 1996, respectively.

Future minimum receivables under operating leases and subleases in effect at February 28, 1998 are as follows:

(In thousands)                                 Owned         Leased
Fiscal Year                                 Property       Property        Total
--------------------------------------------------------------------------------
1999                                        $  3,140        $17,495    $  20,635
2000                                           2,515         15,085       17,600
2001                                           2,027         12,791       14,818
2002                                           1,853          9,840       11,693
2003                                           1,725          7,171        8,896
Later                                          5,601         21,484       27,085
--------------------------------------------------------------------------------
Total future
  minimum receivables                        $16,861        $83,866     $100,727
================================================================================

Owned property under operating leases is as follows:

(In Thousands)                                      February 28,    February 22,
                                                            1998            1997
--------------------------------------------------------------------------------
Land, buildings and equipment                            $35,507         $45,513
Less accumulated depreciation                             11,428          14,922
--------------------------------------------------------------------------------
Net land, buildings and equipment                        $24,079         $30,591
================================================================================

Direct Financing Leases:

Under direct financing capital leases, the company leases buildings on behalf of independent retailers with terms ranging from 5 to 25 years. Future minimum rentals to be received under direct financing leases and future minimum obligations under the related capital leases in effect at February 28, 1998 are as follows:

--------------------------------------------
notes to consolidated financial statements


(In thousands)                                  Direct Financing   Capital Lease
Fiscal Year                                    Lease Receivables     Obligations
--------------------------------------------------------------------------------
1999                                                   $  18,678       $  17,357
2000                                                      16,830          15,668
2001                                                      14,855          13,840
2002                                                      13,998          13,069
2003                                                      12,921          12,082
Later                                                    100,012          94,140
--------------------------------------------------------------------------------
Total minimum lease payments                             177,294         166,156
Less unearned income                                      73,106              --
Less interest                                                 --          65,239
--------------------------------------------------------------------------------
Present value of net minimum
  lease payments                                         104,188         100,917
Less current portion                                       8,897           9,096
--------------------------------------------------------------------------------
Long-term portion                                      $  95,291       $  91,821
================================================================================

INCOME TAXES

The provision for income taxes consists of the following:

(In thousands)                                     1998        1997        1996
--------------------------------------------------------------------------------
Current
  Federal                                      $109,550    $ 64,033    $ 30,427
  State                                          22,161      13,730       6,548
  Tax credits                                      (368)       (172)       (283)
Deferred
  Restructuring charges                          15,550      15,599      31,565
  Other                                           7,130      12,278      33,002
--------------------------------------------------------------------------------
Total provision                                $154,023    $105,468    $101,259
================================================================================

The difference between the actual tax provision and the tax provision computed by applying the statutory Federal income tax rate to earnings before taxes is attributable to the following:


(In thousands)                          1998              1997            1996
--------------------------------------------------------------------------------
Federal taxes based on
  statutory rate                    $134,680          $ 98,180        $ 93,692
State income taxes,
  net of federal
  benefit                             16,508            12,763          12,180
Benefit of dividends
  received deduction                  (1,342)           (7,793)         (6,455)
Nondeductible goodwill                 6,248             6,277           5,973
Other                                 (2,071)           (3,959)         (4,131)
--------------------------------------------------------------------------------
Total provision                     $154,023          $105,468        $101,259
================================================================================

Temporary differences which give rise to significant portions of the net deferred tax asset (liability) as of February 28, 1998 and February 22, 1997 are as follows:


(In thousands)                                              1998           1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Depreciation and amortization                       $   20,676     $   18,442
  Restructuring charges                                   13,089         28,639
  Net operating loss from acquired
    subsidiaries                                          19,964         21,968
  Valuation allowance                                     (8,000)        (8,000)
  Provision for obligations to be
    settled in future periods                            105,193        139,774
  Inventory                                               14,269         14,559
  Other                                                   10,566          8,858
--------------------------------------------------------------------------------
Total deferred tax assets                                175,757        224,240
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization                          (85,767)       (85,867)
  Acquired assets adjustment
    to fair values                                       (50,573)       (85,699)
  Accelerated tax deductions
    for benefits to be paid in
    future periods                                       (34,860)       (30,483)
  Other                                                  (10,687)        (5,641)
--------------------------------------------------------------------------------
Total deferred tax liabilities                          (181,887)      (207,690)
--------------------------------------------------------------------------------
Net deferred tax asset (liability)                    $   (6,130)    $   16,550
================================================================================

The company acquired net operating loss (NOL) carryforwards of $58.1 million for tax purposes which expire beginning in 2000 and continuing through 2010. A valuation allowance of $8.0 million relates to NOL carryforwards not expected to be realized.

Temporary differences attributable to obligations consist primarily of accrued postretirement benefits, vacation pay and other expenses which are not deductible for income tax purposes until paid.

SUPPLEMENTAL CASH FLOW INFORMATION

The company's non-cash investing and financing activities were as follows:


(In thousands)                                    1998         1997       1996
--------------------------------------------------------------------------------
Leased asset additions
  and related obligation                       $39,072      $41,257    $37,769
                                               =================================
Acquisitions:
  Fair value of
    assets acquired                             28,114       25,169         --
  Cash paid                                     23,570        5,014         --
--------------------------------------------------------------------------------
Liabilities assumed                            $ 4,544      $20,155         --
================================================================================

Payments for interest and income taxes were as follows:

(In thousands)                                    1998         1997         1996
--------------------------------------------------------------------------------
Interest (net of
  amount capitalized)                         $134,645     $136,618     $144,599
Income taxes                                   142,829       58,551       61,994
================================================================================

--------------------------------------------------
notes to consolidated financial statements


STOCK OPTION PLANS

The company's 1997, 1993 and 1983 stock option plans allow the granting of non-qualified stock options and incentive stock options to key salaried executive employees at prices not less than 100 percent of fair market value, determined by averaging the open and close price on the date of grant. In April 1997, the Board of Directors reserved an additional 2.0 million shares to be issued for stock option plans. The plans provide that the Board of Directors or the Executive Personnel and Compensation Committee of the Board may determine at the time of granting whether each option granted will be a non-qualified or incentive stock option under the Internal Revenue Code. The term of each option will be determined by the Board of Directors or the Committee, but shall not be for more than 10 years from the date of grant. Options may be exercised in installments or otherwise, as the Board of Directors or the Committee may determine.


Changes in the options were as follows:

                                                Shares         Weighted Average
                                        (In thousands)          Price per Share
-------------------------------------------------------------------------------
Outstanding, February 25, 1995                   3,539                   $28.79
    Granted                                      1,444                    27.36
    Exercised                                     (187)                   24.30
    Canceled and forfeited                        (195)
-------------------------------------------------------------------------------
Outstanding, February 24, 1996                   4,601                    28.43
    Granted                                        705                    31.50
    Exercised                                     (199)                   25.81
    Canceled and forfeited                         (79)
-------------------------------------------------------------------------------
Outstanding, February 22, 1997                   5,028                    28.92
    Granted                                      1,398                    35.04
    Exercised                                   (2,051)                   28.01
    Canceled and forfeited                        (186)
-------------------------------------------------------------------------------
Outstanding, February 28, 1998                   4,189                   $31.34
===============================================================================

The outstanding stock options at February 28, 1998 have exercise prices ranging from $20.63 to $48.31 and a weighted average remaining contractual life of 6.7 years. Options to purchase 2.5 and 3.1 million shares were exercisable at February 28, 1998, and February 22, 1997, respectively. These options have a weighted average exercise price of $31.35 and $28.54, respectively. Option shares available for grant were 1.9 and 1.1 million at February 28, 1998, and February 22, 1997, respectively. The company has reserved 6.1 million shares, in aggregate, for the plans.

As of February 28, 1998, limited stock appreciation rights have been granted and are outstanding under the 1978, 1989 and 1993 Stock Appreciation Rights Plans. Such rights relate to options granted to purchase 2.0 million shares of common stock and are exercisable only upon a "change of control."

In 1997 the company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation." The company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the Stock Option Plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the company's 1998, 1997 and 1996 net income and earnings per share would have been changed to the pro forma amounts indicated below:


(In thousands, except per share amounts)           1998        1997        1996
-------------------------------------------------------------------------------
Net earnings
    As reported                                $230,757    $175,044    $166,433
    Pro forma                                   227,896     173,568     165,565

Earnings per share - diluted
    As reported                                   $3.65       $2.59       $2.43
    Pro forma                                      3.60        2.57        2.42
===============================================================================


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and results:


Assumptions                                        1998        1997        1996
-------------------------------------------------------------------------------
Dividend yield                                     2.69%       3.31%       3.30%
Risk free interest rate                            5.62%       6.42%       5.81%
Expected life                                   5 years     7 years     7 years
Expected volatility                               18.21%      13.78%      11.52%
Estimated fair value of options
  granted per share                               $6.78       $6.19       $4.75
===============================================================================


TREASURY STOCK PURCHASE PROGRAM

During fiscal 1996, the company repurchased 2.9 million shares at an average per share cost of $27.99 under the December 1994 program. In August 1996, the Board of Directors instituted a treasury stock program under which the company is authorized to repurchase up to 5.0 million shares for reissuance upon the exercise of employee stock options and for other compensation programs utilizing the company's stock. Upon adoption of the August 1996 program, the December 1994 and February 1994 treasury stock programs were rescinded. In fiscal 1997, the company repurchased .7 million shares at an average cost of $28.91 under the August 1996 program. In June 1997, the Board of Directors instituted a treasury stock program under which the company is authorized to repurchase up to 8.5 million shares with proceeds received from the sale of ShopKo. In fiscal 1998, the company repurchased 6.9 million shares at an average cost of $38.72 under the June 1997 program and 1.7 million shares at an average cost of $41.01 under the August 1996 program.

------------------------------------------
notes to consolidated financial statements

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

EARNINGS PER SHARE

In fiscal 1998 the company adopted Statement of Financial Accounting Standards
(SFAS) No.128 "Earnings per Share." Earnings per share amounts presented for 1997 and 1996 have been restated for the adoption of SFAS 128. The following table reflects the calculation of basic and diluted earnings per share:

(In thousands,
except per share amounts)         1998             1997          1996
--------------------------------------------------------------------------
Earnings per share - basic
  Income available to
     common shareholders         $230,757         $175,044       $166,433
  Weighted average
     shares outstanding            62,663           67,255         68,277
  Earnings per share - basic        $3.68            $2.60          $2.44
--------------------------------------------------------------------------
Earnings per share - diluted
  Income available to
     common shareholders         $230,757         $175,044       $166,433
  Weighted average
     shares outstanding            62,663           67,255         68,277
  Dilutive impact of
     options outstanding              612              222            215
                                 --------         --------       --------
  Weighted average shares and
     potential dilutive shares
     outstanding                   63,275           67,477         68,492
  Earnings per share - diluted      $3.65            $2.59          $2.43
==========================================================================

COMMITMENTS AND CONTINGENCIES

The company has guaranteed mortgage loan and other debt obligations of $14.8 million. The company has also guaranteed the leases and fixture financing loans of various affiliated retailers with a present value of $66.4 and $22.4 million, respectively. The company has provided limited recourse to purchasers of notes receivable from affiliated retailers with outstanding note balances of $33.6 million and $51.3 million at fiscal 1998 and 1997, $18.2 million of which the company has contingent liability at both February 28, 1998 and February 22, 1997, respectively. The company has also entered into note repurchase agreements with various lenders totaling $7.4 million, under which certain events require the company to repurchase collateralized loans.

The company is a party to various legal proceedings arising from the normal course of business activities, none of which, in management's opinion, is expected to have a material adverse impact on the company's consolidated financial statements.

RETIREMENT PLANS

Substantially all non-union employees of the company and its subsidiaries are covered by various contributory and non-contributory pension or profit-sharing plans. The company also participates in several multi-employer plans providing defined benefits to union employees under the provisions of collective bargaining agreements.

Contributions under the defined contribution profit sharing plans are determined at the discretion of the Board of Directors and were $1.9, $2.3 and $5.5 million for fiscal 1998, 1997 and 1996, respectively.

Amounts charged to union pension expense were $37.4, $34.4 and $33.5 million for fiscal 1998, 1997 and 1996, respectively.

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

-----------------------------------------------
notes to consolidated financial statements


The following table sets forth the company's defined benefit pension plans' funded status and the amounts recognized in the company's financial statements:

(In thousands)                      February 28,    February 22,
                                            1998            1997
----------------------------------------------------------------
Actuarial present value of
  accumulated benefit obligation:
    Vested                             $ 197,273       $ 189,623
    Total                              $ 220,528       $ 211,917
----------------------------------------------------------------
Projected benefit obligation           $ 281,665       $ 273,714
Plan assets at fair value               (260,028)       (233,410)
----------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets                   21,637          40,304
Unrecognized net loss                    (17,263)        (38,419)
Unrecognized prior service cost            1,043             798
Unrecognized transition obligation          (190)           (285)
Adjustment to minimum liability              168              22
----------------------------------------------------------------
Pension liability                      $   5,395       $   2,420
================================================================

Net pension expense included the following components:

(In thousands)                    1998         1997         1996
----------------------------------------------------------------
Service cost                   $12,668      $12,197       $8,742
Interest cost                   19,545       18,676       16,815
Actual return on
  plan assets                  (27,477)     (27,401)     (32,468)
Net amortization
  and deferral                   5,374        9,878       17,053
----------------------------------------------------------------
Net pension expense            $10,110      $13,350      $10,142
================================================================

For both fiscal 1998 and 1997, the weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5 percent and 4.5 percent, respectively. The expected long-term rate of return on assets was 10 percent. The company computes pension expense using the projected unit credit actuarial cost method.

The company also maintains non-contributory, unfunded pension plans to provide certain employees with pension benefits in excess of limits imposed by federal tax law. The projected benefit obligation of the unfunded plans were $14.9 million and $16.4 million at February 28, 1998 and February 22, 1997, respectively. The accumulated benefit obligation of these plans totaled $11.1 million and $12.9 million at February 28, 1998 and February 22, 1997, respectively. Net periodic pension cost was $2.3 million for fiscal 1998 and $2.2 million for fiscal 1997 and 1996.

Other Postretirement Benefits:

In addition to providing pension benefits, the company provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits upon meeting certain age and service requirements.

The periodic postretirement benefit cost and accumulated postretirement benefit obligation are as follows:

(In thousands)
Net periodic postretirement
benefit cost                      1998       1997           1996
----------------------------------------------------------------
Service cost-benefits
  attributed to service
  during the period             $1,850     $1,813        $1,460
Interest cost on
  accumulated
  postretirement
  benefit obligation             4,182      3,932         3,667
Net amortization
  and deferral                    (262)      (261)         (335)
----------------------------------------------------------------
Net periodic postretirement
  benefit cost                  $5,770     $5,484        $4,792
================================================================

(In thousands)
Accumulated postretirement          February 28,    February 22,
benefit obligation                          1998            1997
----------------------------------------------------------------
Retirees                                 $24,539         $22,816
Active plan participants                  36,166          34,336
----------------------------------------------------------------
Total accumulated postretirement
  benefit obligation                      60,705          57,152
Unrecognized loss                         (8,259)         (5,949)
Unrecognized prior service cost            1,959           2,221
----------------------------------------------------------------
Postretirement benefit liability         $54,405         $53,424
================================================================

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent in 1998 and 1997.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for both fiscal 1998 and 1997 was 9 percent decreasing to 6 percent by fiscal 2001. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1 percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $8.7 million and $8.5 million and the net periodic cost by $1.0 million and $.9 million for fiscal 1998 and 1997, respectively.


INDUSTRY SEGMENT INFORMATION

Information concerning the company's continuing operations by business segment for the years ended February 28, 1998, February 22, 1997 and February 24, 1996, as required by Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," is contained on page 22. Statement of Financial Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" was issued in June 1997 and will be adopted in fiscal 1999.

-------------------------------------------------
unaudited quarterly financial information
(in thousands, except per share data)

Quarterly unaudited financial information for SUPERVALU INC. and subsidiaries is as follows:

                                                  Fiscal Year (53 Weeks) Ended February 28, 1998

                                          First         Second          Third          Fourth            Year
                                       (16 wks)       (12 wks)       (12 wks)       (13 wks)         (53 wks)
-------------------------------------------------------------------------------------------------------------
Net sales                            $5,033,303     $3,866,012     $4,004,565      $4,297,498     $17,201,378
Gross profit                            501,129        393,286        403,792         472,529       1,770,736
Net earnings                             49,766         89,115         40,249          51,627         230,757
Net earnings per common
  share-basic                               .74           1.44            .67             .86            3.68
Net earnings per common
  share-diluted                             .74           1.42            .66             .85            3.65
Dividends declared per
  common share                             .250           .260           .260            .260           1.030
Weighted average shares-basic            66,977         62,059         60,211          60,175          62,663
Weighted average shares-diluted          67,244         62,840         60,871          61,013          63,275
                                      =======================================================================

The results for the second quarter, fiscal 1998, include an after-tax gain on the sale of ShopKo stock of $53.7 million.


                                                   Fiscal Year (52 Weeks) Ended February 22, 1997

                                          First         Second           Third         Fourth            Year
                                       (16 wks)       (12 wks)        (12 wks)       (12 wks)        (52 wks)
-------------------------------------------------------------------------------------------------------------
Net sales                            $4,978,761     $3,778,745      $3,904,841     $3,889,555     $16,551,902
Gross profit                            479,413        380,240         385,210        421,790       1,666,653
Net earnings                             45,982         35,864          40,217         52,981         175,044
Net earnings per common
  share-basic                               .68            .53             .60            .79            2.60
Net earnings per common
  share-diluted                             .68            .53             .60            .79            2.59
Dividends declared per
  common share                             .245           .250            .250           .250            .995
Weighted average shares-basic            67,482         67,466          67,110         66,885          67,255
Weighted average shares-diluted          67,794         67,632          67,284         67,093          67,477
                                      =======================================================================

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

On May 8, 1998, the company determined not to re-engage its independent auditors, Deloitte & Touche LLP ("Deloitte") and appointed KP MG Peat Marwick LLP ("KPMG") as its new independent auditors, effective immediately. This determination followed the company's decision to seek proposals from independent accounting firms, including Deloitte, with respect to the engagement of independent accountants to audit the company's financial statements for the fiscal year ending February 27, 1999. The decision not to re-engage Deloitte and to retain KPMG was approved by the unanimous consent of the company's Board of Directors upon the recommendation of its Audit Committee.

     The reports of Deloitte on the financial statements of the company for its fiscal years ended February 28, 1998 and February 22, 1997 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the company's two most recent fiscal years and the subsequent interim period through May 8, 1998
(i) there were no disagreements between the company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its reports (a "Disagreement") and (ii) there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission (a "Reportable Event").

     The company has not, during the company's two most recent fiscal years or the subsequent interim period through May 8, 1998, consulted with KPMG regarding
(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the company's financial statements, and either a written report was provided to the company or oral advice was provided that KPMG concluded was an important factor considered by the company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a Disagreement with Deloitte or a Reportable Event.

     The company reported the change in accountants on Form 8-K on May 12, 1998. The Form 8-K contained a letter from Deloitte addressed to the Securities and Exchange Commission stating that it agreed with the comments in the second paragraph of the above statements and had no basis for agreeing or disagreeing with the remaining comments in the above statements.

------------------------------
independent  auditors'  report


SUPERVALU INC.
Board of Directors and Stockholders
Eden Prairie, Minnesota

We have audited the accompanying consolidated balance sheets of SUPERVALU INC. and subsidiaries as of February 28, 1998 and February 22, 1997, and the related statements of earnings, stockholders' equity and cash flows for each of the three years (52-53 weeks) in the period ended February 28, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SUPERVALU INC. and subsidiaries as of February 28, 1998 and February 22, 1997, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1998, in conformity with generally accepted accounting principles.



/S/ Deloitte & Touche LLP

Minneapolis, Minnesota
April 6, 1998


------------------------------
investor information

Annual Meeting
Stockholders are invited to attend the Annual Stockholders' Meeting, which will be held on July 1, 1998 at 10:30 a.m., Minneapolis time at the:

Minneapolis Convention Center
1301 Second Avenue South
Minneapolis, Minnesota

Transfer Agent and Registrar
Shareholders may contact the transfer agent with any matter concerning ownership of SUPERVALU stock.

Norwest Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164 0854
800 468 9716

Stock Exchange
The company's common stock is listed on the New York Stock Exchange (trading symbol SVU).


Stockholders of the Company
As of May 13, 1998 there were approximately 7,062 holders of the company's stock.

Form 10-K
A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge to stockholders after May 29, 1998. Requests should be directed to:

Office of the Secretary
SUPERVALU INC.
P.O. Box 990
Minneapolis, Minnesota 55440

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
P.O. Box 990
Minneapolis, Minnesota 55440
Phone:  612 828 4540

To be added to the company's investor relations mailing list please call or write:

SUPERVALU INC.
Communications Dept.
P.O. Box 990
Minneapolis, Minnesota 55440
Phone: 612 828 4599
Fax: 612 828 8955


36